Table of Contents

Confidential Draft Submission to the Securities and Exchange Commission submitted on July 20, 2021. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

(Amendment No. 1)

REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933

SOLARJUICE CO., LTD.

(Exact name of Registrant as specified in its charter)

Cayman Islands (State or other jurisdiction of incorporation or organization)	4931 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

1/10-12 Forsyth Close

Wetherill Park, Sydney, NSW Australia

+61 2 9725 1111

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Ning Cai

Chief Financial Officer

6950 Preston Avenue

Livermore CA 94551

888-575-1940

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mitchell S. Nussbaum

212-407-4195

mnussbaum@loeb.com

David C. Fischer
212-407-4827
dfischer@loeb.com
Loeb & Loeb LLP

345 Park Avenue

New York, New York 10154

Telephone: (212) 407-4000

Facsimile: (212) 407-4990

M. Ali Panjwani, Esq. Pryor Cashman LLP 7 Times Square New York, New York 10036 Telephone: (212) 421-4100 Facsimile: (212) 326-0806

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Calculation of Registration Fee

Title of Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)		Amount of Registration Fee
Ordinary shares, par value $0.00001 per share	$		$
Representative’s warrants to purchase ordinary shares(3)		–		–
Ordinary shares underlying representative’s warrants (4)
Total		$–		$–

(1)	Estimated solely for the purpose of calculating the registration fee under Rule 457(o) of the Securities Act of 1933, as amended (the “Securities Act”). Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price. Includes ordinary shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2)	Pursuant to Rule 416 under the Securities Act, the securities being registered hereunder include such indeterminate number of ordinary shares as may be issued after the date hereof as a result of share splits, share dividends or similar transactions.

(3)	In accordance with Rule 457(g) under the Securities Act, because the shares of the registrant’s ordinary shares underlying the representative’s warrants are registered hereby, no separate registration fee is required with respect to the warrants registered hereby.

(4)	As estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act. Resales of shares of ordinary shares issuable upon exercise of the representative’s warrants on a delayed or continuous basis pursuant to Rule 415 under the Securities Act are also registered hereby. We have agreed to issue, on the closing date of this offering, warrants, or the representative’s warrants, to the representative of the underwriters, in an amount equal to 10% of the aggregate number of ordinary shares sold by us in this offering, including any shares issued pursuant to exercise of the underwriters’ over-allotment option. The exercise price of the representative’s warrants is equal to 120% of the price of our ordinary shares offered hereby. The representative’s warrants are exercisable for a period of five years from the effective date of this registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED JULY , 2021

SOLARJUICE CO., LTD.

[●] Ordinary Shares

This is the initial public offering of ordinary shares of SolarJuice Co., Ltd., or “SolarJuice,” a Cayman Islands exempted company with limited liability. We are offering ordinary shares in this offering. This offering is being made on a firm commitment basis. We currently expect the estimated initial public offering price to be between $[●] and $[●] per share.

Prior to this offering, there was no public market for our ordinary shares. We have applied to list our ordinary shares on the Nasdaq Capital Market under the symbol “SJA.” There is no assurance that this application will be approved, and if our application is not approved, we will not complete this offering.

We are, and, upon completion of this offering, we will continue to be a “controlled company,” as defined under the Nasdaq Stock Market rules, because SPI holds, and will continue to own, more than 50% of our voting power. For as long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from certain Nasdaq corporate governance requirements.

We are an “emerging growth company” under applicable U.S. federal securities laws and may elect to comply with reduced public company reporting requirements. See “Prospectus Summary — Emerging Growth Company Status” for additional information.

Investing in our ordinary shares involves a high degree of risk. You should read carefully the discussion of material risks of investing in our ordinary shares in “Risk Factors” beginning on page 11 of this prospectus before investing in our ordinary shares that are the subject of this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share ($)	Total ($)
Initial public offering price
Underwriting discounts and commissions(1)
Proceeds, before expenses, to us

(1) Does not include an expense reimbursement of up to $       , payable to Roth Capital Partners, LLC, the representative of the underwriters, for the reimbursement of certain expenses of the underwriters. Roth Capital Partners, LLC will receive compensation, in addition to the underwriting discounts and commissions and non-accountable expense allowance, as set forth in the section entitled “Underwriting” beginning on page ___, upon the closing of this offering, including warrants, or, the “representative’s warrants,” in an amount equal to 7% of the aggregate number of ordinary shares sold by us in this offering, including any shares issued pursuant to the exercise of the underwriters’ over-allotment option. For a description of other terms of the representative’s warrants and a description of the other compensation to be received by the underwriters, see “Underwriting”.

We have granted the underwriters an option to purchase up to an additional [*] ordinary shares (equal to 15% of the ordinary shares sold in this offering) from us at the initial public offering price, less underwriting discounts and commissions, to cover over-allotments, if any. The underwriters can exercise this option at any time within 45 days after the date of this prospectus. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable will be $_________ , and the total gross proceeds to us, before underwriting discounts and commissions and expenses, will be $[*] . If we complete this offering, net proceeds will be delivered to us on the closing date. See “Use of Proceeds” beginning on page 36.

The underwriters expect to deliver the ordinary shares to purchasers in this offering on or about __________ ____, 2021.

Roth Capital Partners

The date of this prospectus is                   , 2021.

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You should rely only on the information contained in this prospectus, any amendment or supplement to this prospectus, or any free writing prospectus prepared by us or on our behalf. Neither we nor the underwriters have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor underwriters are making an offer of these securities, or soliciting any offers to buy these securities, in any jurisdiction where the offer or solicitation is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our ordinary shares.

Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our ordinary shares set forth in, and the possession and distribution of, this prospectus outside of the United States.

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability, and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission, or the, “SEC,” we currently qualify for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Until and including __________ [*], 2021 (25 days after the date of this prospectus), all dealers that buy, sell or trade our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

We obtained statistical data, market data and other industry data and forecasts used throughout this prospectus from market research, publicly available information and industry publications. While we believe that the statistical data, industry data and forecasts and market research are reliable, we have not independently verified the data, and we do not make any representation as to the accuracy of the information.

CONVENTIONS WHICH APPLY TO THIS PROSPECTUS

Except where the context requires otherwise and for purposes of this prospectus only:

•	“A$,” “AUD,” or “Australian dollar” refers to the legal currency of Australia.

•	“$”, “US$” or “U.S. dollars” refers to the legal currency of the United States.

•	“SolarJuice,” “we,” “us,” “our company,” “the company,” “the Group” and “our” refers to the issuer, SolarJuice Co., Ltd., a Cayman Islands company limited by shares and its subsidiaries and, in the context of describing our operations and consolidated financial data.

•	“SJ Australia” means Solar Juice Pty Ltd, an Australian company.

•	“SJ US” means Solarjuice American, Inc., a Delaware corporation, d/b/a Solar4America.

•	“U.S. GAAP” refers to the Generally Accepted Accounting Principles in the United States.

This prospectus contains translations of certain AUD amounts into U.S. dollars at specified rates solely for the convenience of the reader. All translations from AUD to U.S. dollars were made at the noon buying rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. Unless otherwise stated, the translation of AUD into U.S. dollars has been made at the exchange rate on [DATE], 2021 which was AUD[*] to US$1.00. We make no representation that the AUD or U.S. dollar amounts referred to in this prospectus could have been converted into U.S. dollars or AUD, as the case may be, at any particular rate or at all. See “Risk Factors—Risks Relating to Doing Business in China—Fluctuations in the exchange rates may result in foreign currency exchange losses and have a material adverse effect on your investment.” On December 31, 2020, the exchange rate was AUD 1.2972 to US$1.00.

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PROSPECTUS SUMMARY

The following summary does not contain all of the information you should consider before investing in our ordinary shares. You should read the following summary together with the entire prospectus carefully, including the “Risk Factors” section beginning on page [12] and the financial statements and the accompanying notes to those financial statements beginning on page F-1 before making an investment decision. Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

Our Business

SolarJuice provides solar photovoltaic (PV) based energy solutions for residential and small commercial building markets in Australia and the United States. Through our two operating subsidiaries, SJ Australia and SJ US, we design, purchase, resell and install PV and related products to customers, and we are a roofing contractor. SJ Australia is a leading wholesaler of PV systems and components in Australia. SJ US installs solar systems, energy storage solutions, and roofs in five states in the United States--California, Colorado, Florida, Nevada, and Texas.

Distribution

Our 80%-owned Australian subsidiary, Solar Juice Pty Ltd, or, “SJ Australia,” distributes the most popular brands of solar photovoltaic (“PV”) panels, solar energy inverters, batteries and storage devices, other solar “balance of system” (“BOS”) components, and accessories to commercial customers located in every state and territory of Australia. Notably SJ Australia has also launched its own private brand of “Opal” PV products, including “Opal Storage” batteries. Established in September 2009 by founders Rami Fedda and Andrew Burgess, who combined their industry knowledge, supplier networks and sales management skills, SJ Australia has grown into one of Australia’s leading distributors of PV and solar-related products.

Most of SJ Australia’s customers are small installers for rooftop solar systems or energy storage units for residential and small commercial buildings. The residential PV installation market in Australia is highly fragmented, comprised of over 7,000 installers with fewer than five employees. To date over 5,000 installers have opened accounts with SJ Australia, and we have over 900 active accounts with installers that have made purchases over the last three months. SJ Australia has established itself as a PV industry leader and hub for installers, so that new entrants to the Australian market come to SJ Australia to support their businesses across the entire country.

Roofing and Solar Installation

Our U.S. residential roofing and solar installations business, Solarjuice American Inc., or, “SJ US,” d/b/a Solar4America and Roofs4America, performs residential installations, as well as commercial projects for some of the nation’s largest home builders and real estate developers. With hundreds of installation employees, SJ US is one of only a few residential solar companies with extensive roofing experience. SJ US has also launched its own “Solar4America” brand of private-label solar panel and energy storage products.

SJ US entered the installation business in February 2021, upon acquiring certain assets of Petersen-Dean, Inc. and affiliated companies (together, “Petersen-Dean” or “PDI”) in bankruptcy. SJ US had no operations in the United States before acquiring the PDI assets. Founded in 1984, Petersen-Dean specialized in installing tile or shingle roofs for single family, multi-family or small commercial buildings. PDI entered the rooftop solar installation market in 2009 and became a leading roof and solar installation company in California, partnering with some of the nation’s largest builders and developers for their roofing and solar installations. However, the company filed for protection under Chapter 11 of the U.S. Bankruptcy Code in June 2020, after the onset of the COVID-19 pandemic. As part of the bankruptcy process, SJ US purchased certain assets of Petersen-Dean related to builder/roofing operations, including vehicles and equipment, inventory, work-in-progress contracts, and trademarks and trade names, service marks, and books and records, as well as selectively hired 321 former PDI employees experienced in the roofing and solar energy system installation business. Since acquiring these assets, SJ US has built out a new consumer solar team, with a focus on selling to home owners and owners/lessees of small commercial buildings. Our new consumer solar team is developing capabilities to vertically integrate across system design and engineering, procurement, permitting, construction, grid connection, warranty, system monitoring and maintenance.

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With the California mandate for pre-installation of solar systems on new homes, our roofing and solar businesses with our homebuilder clients sometimes overlap. SJ US has approximately 100 active roof installation commercial clients, of which 18 clients in California engage us for solar pre-installations. Our consumer re-roofing services include design, permitting, procurement, and installation services, similar to those provided to solar consumers.

Product Development

Both SJ Australia and SJ US design, order from original equipment manufacturing (“OEM”) suppliers, and sell solar panels and batteries under their private-label brands. We believe having our own branded products provides greater opportunities to differentiate us in a competitive market and create a stronger connection with our SJ US consumer clients. We have also found that having our own company products can set us apart from competition when certain products are in short supply in the market, such as current market condition for residential storage units in the US.

Market Opportunity

The residential roofing business is cyclical, following the overall home building industry, in particular single-family homes. In recent years, the single-family new construction market has been on a largely consistent upward trend, outside of a short downturn at the early stages of the COVID pandemic. Based on Census Bureau data, single-family housing starts were 0.991 million in 2020, up 11.7% from 2019, and the Mortgage Bankers Association expects the number to grow to approximately 1.134 million, 1.165 million, and 1.210 million in 2021, 2022 and 2023, respectively.

The US residential solar market is expected to continue to grow robustly, as reflected in the March 2021 Solar Energy Industries Association (“SEIA) report, that estimates the share of homes with solar systems to grow from the current 4% to 13.4% in 2030. In the near term, SEIA estimates annual residential solar installation volume will grow from the record 3.2 gigawatts (“GW”) in 2020 to 4.7GW in 2023, representing a compounded annual growth rate (“CAGR”) of 13.7%. In particular, states that SJ US serves, such as California, Texas, and Florida, have been and are expected to continue to be among the most active residential solar markets in the US. Additionally, according to a March 2021 report by the U.S. Energy Storage Association, the US residential energy storage market roughly doubled in 2020 to approximately 230 megawatts (“MW”) and is expected to grow to over 1.2GW in 2025, a 415% increase over 2020. The global battery energy storage market is projected to reach $19.7 billion by 2027, growing at a 20.4% CAGR, according to Fortune Business Insights.

According to the PV in Australia Report 2019 by Australian PV Institute, Australia was the world’s leading solar country in cumulative solar installation per capita in 2019 at over 600 watts (“W”) per person. According to a recent report by the Clean Energy Council, the renewable energy association for Australia, in 2020, Australia added over 378,000 roof-top solar systems, totaling over 3GW in capacity, as well as nearly 24,000 storage units totaling 238 MW. Mordor Intelligence estimates that approximately one-fifth of the country’s residential buildings have roof-top solar, and expects this roof-top solar market to grow at a CAGR of 10% between 2020 and 2025.

We believe the following factors will be favorable to our planned growth of our business:

•	Declining cost of residential solar systems and energy storage, which make the technology more competitive with local electricity rates
•	Consumer demand for energy storage systems to increase energy resiliency and provide backup power during natural disasters
•	Consumer demand for environmentally friendly, renewable energy solutions
•	Government support and incentives for renewable energy solutions

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Our Competitive Strengths

We believe that the following competitive strengths significantly contribute to our success and differentiate us from our competitors:

•	We can offer end-to-end clean energy solutions for residential and small commercial clients. We believe that we are well positioned to combine the product sourcing and design capacity of SJ Australia with the installation expertise of SJ US, to offer the best solutions to our residential and small commercial customers. Because our Australian team knows the products and manufacturers well, and our US team knows the roof and the end users, we can review the whole value chain for opportunities to lower cost and improve performance for our customers.

•	SJ Australia has a well-established history and the scale to be viewed as a “go to” supplier for roof top installers in Australia. We also believe that, in turn, our nationwide customer base and educational programs make SJ Australia a preferred distributor to introduce new products into the highly fragmented Australia market. For example, we have become a large distributor for Tesla’s Powerwall energy storage units, selling 2,447 units with total 37 MW capacity in Australia in 2020 (in comparison, Tesla publicly announced that it had installed 100,000 such units worldwide between April 2020 and May 2021). This 37MW capacity is equivalent of 15.5% of all residential storage capacity installed in Australia in 2020 as noted above.

•	Among rooftop PV installers in the US, our SJ US subsidiary has extensive knowledge in roofing and solar installation, enabling us to minimize the risks of defective designs or improper installations and to increase our addressable market and margin opportunities. Our customers avoid having to determine whether the roofer or solar installer is responsible for a faulty installation.

•	We have introduced private label battery and other PV products to residential and commercial customers. With our existing distribution and installation sales networks, we can sell our private label products at minimum extra sales and marketing costs. Approximately 20% of our B2C solar clients also express interests in batteries, with OEM batteries in short supply, we have been able to accelerate the introduction of our Solar4America battery, despite having just recently launched the product. We have also introduced our commercial battery products to some of our B2B clients looking at backup power options for hotels/hospitals/clinics/laboratories.

Our Strategies

We aim to be a leading renewable energy solution provider to residential and small commercial clients in the US and in Australia. Our strategies will focus on the following:

•	Grow our Distribution business by:

o	improving our product mix to focus on high volume, high margin products, to provide favorable pricing to our clients;
o	expanding our geographic reach to more locations in Australia such as adding warehouses in new metropolitan areas like Darwin and Adelaide, as well as to other Pacific countries such as New Zealand, a growing PV market which we consider a gateway to projects in other Pacific island countries, like Fiji and Tonga, that are increasingly adopting renewable energy;
o	promoting the SolarJuice brand and our industry status to attract new and more frequent buyers; and
o	opportunistically expanding to new types of wholesale clients such as government or organizations: For example, in March 2021 SJ Australia entered into a contract with the Aboriginal Housing Office of New South Wales, Australia, to supply PV systems for up to 2,600 properties in the state to be installed over a 12-month period.

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•	Grow our B2B installation business in the US by continuing to grow our relationships with homebuilder or developer clients, as well as suppliers. Construction-industry relationships, in general, are long-term and recurring. Clients or general contractors choose reliable contractors who can keep to the overall construction schedules, completing the work on time with good quality. Distributors, subcontractors, and equipment lessors, in turn, give credit lines to contractors that have stable revenues and abilities to pay.

•	Grow our B2C installation business in the US by quickly ramping up our in-house sales team and promoting the Solar4America brand. We emphasize our knowledge in both solar and roofing design, our expertise in installation for both, our ability to offer related clean energy products which the consumer can choose at the time of installation or in future, and the overall cost savings to go with our private label products.

•	Grow our Product business, to sell a variety of on-grid and off-grid solar products, mobile power stations and energy storage systems for homes and small commercial buildings. We plan to launch our e-commerce websites for our Solar4America panel and storage products in July 2021, and, in June 2021, we began offering to consumers both free and subscription cloud-based monitoring and maintenance software services to manage the systems that we install, which can increase customer engagement and our overall online presence.

•	Expand into PV and battery storage products assembly, offering high quality, highly efficient products. We are looking at sites in northern California to host a 500MW, 140-employee module assembly factory, which could be expanded for battery assembly. We estimate the initial investment in fixed assets to be approximately $5 million and the initial working capital and trial operation period loss could be between $2 to $5 million. However with the ability to offer higher wattage panels than what are currently offered by other factories in the US and with the appeal of “made in US” for certain consumers and government “Buy America” programs, we believe we could recover all of our initial investment in two to three years. Going forward we would plan to develop and apply designs with leading technologies for panels and batteries in this factory.

Our Challenges and Risks

Investing in our ordinary shares involve risks that relate to, among other things, our business, our recent asset purchase and integration in the US, market factors, governmental policies and regulation, competition, the pace of technological innovations, our ability to raise financing and foreign exchange fluctuations. See “Risk Factors.”

•	Risks in re-establishing a viable business from assets purchased in bankruptcy

•	Risks in operating, from Australia, both an Australian solar components wholesale operation and a U.S. roofing and PV installation business

•	Risks related to long-term viability of PV business, including regulatory risks, reductions in or loss of government subsidies or incentives, and competition

•	Risks related to our debt financings

•	Risk of PV/supply shortages

•	Risks relating to occupational hazards and safety regulations

•	Risk of labor shortages

•	Risks relating to our planned development of an assembly factory in the US.

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Our Operations

Facilities and Employees

Our global headquarters is located at 1/10-12 Forsyth Close, Wetherill Park, Sydney, NSW, and SJ Australia has warehouses across the country in Melbourne, Perth, Adelaide, Townsville, and Brisbane. SJ US’s headquarters is located at 6950 Preston Avenue Livermore, CA 94551. We also have warehouses and/or offices in West Sacramento CA, Anaheim CA, Orange Cove CA, Las Vegas NV, Houston TX, Denver CO, Orlando FL and Port St. Lucie FL.

We employ a total of approximately 350 full-time employees, of whom 30 are SJ Australia employees, and the remainder are employed by SJ US. Our Chairman - Xiaofeng Peng, Chief Financial Officer – Ning (“Clare”) Cai, Chief Product Officer - Qi (“Kemp”) Qiu, and Chief Technology Officer – Dr. Dallas Meyer are based in the US, our Chief Supply Chain Officer – Rami Fedda, and Chief Sales Officer – Andrew Burgess, are based in Australia, and our Chief Executive Officer- Hoong Khoeng Cheong is based in Singapore.

Suppliers

SJ Australia purchases its products from the best in class PV manufacturers that offer products with strong market demand that, generally, allow us to sell the products at higher gross margins. Our leading brands in each product category include, for inverters, Fronius and SMA; for solar panels, Trina and JA, for battery storage systems, Tesla; and for BOS and mounting, Tigo, SwitchDin, Clenergy, and Mibet. SJ Australia actively reviews its product portfolio to discontinue products with low volume, low margin, or poor performance records. SJ Australia enters into agreements with its suppliers during the ordinary course of business.

SJ US purchases materials from leading distributors in the construction and PV industries. We also purchase key solar components, such as panels and batteries from suppliers in Asia and in the US. SJ US plans to offer its Solar4America private-label as its standard product, with third party products offered as premium choices for consumers. SJ US enters into agreements with its suppliers during the ordinary course of business.

Installation

SJ US holds contractor licenses, as required, in the five states in which it operates in-house, namely California, Nevada, Texas, Colorado and Florida. For solar and re-roofing projects, we manage the entire process from surveying, design, permitting, installation, final inspection, and connection to the power grid; we may choose to outsource part of this process to third party service providers.

Customers

SJ Australia solar systems customers consist mainly of installers that have fewer than five employees. According to Clean Energy Council, the number of its accredited installers grew 17% to 7,713 in 2020, among which over 5,000 installers have opened accounts with SJ Australia since the company’s inception. In addition to products, SJ Australia provides product training, industry information sharing through its roadshows and social media updates, as well as before- and after-sales services to clients. More than 900 contractors have active accounts (defined as having purchased in the last three months) with SJ Australia.

SJ US’s commercial customers include some of the largest homebuilders across the US, such as Toll Brothers and Lennar, as well as smaller, local homebuilders and low-rise commercial building developers. In certain markets or instances, we also perform as subcontractor to a general contractor. We also serve as subcontractors, particularly for the roof-preparation work before solar installation, to other larger residential solar companies such as Tesla and SunPower.

On the consumer side, SJ US’s customers primarily include homeowners. While most homeowners install roof top solar systems only once, we believe that, through loyalty programs offering upgrade opportunities, such as adding battery storage to the PV system or electronic vehicle chargers, and maintenance programs such as app-based smart meter management programs, we can create recurring revenues and build brand reputation.

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Competitors

In the solar distribution business in Australia, we compete based upon our ability to source products at better pricing and payment terms and our ability to serve the hundreds of small installer clients. We compete principally with One Stop Warehouse Pty Ltd. Similar to the installer landscape for Australia rooftop solar, the retailers to serve this group of installers are also very segmented, e.g., Clean Energy Council has 1,141 participating companies in its Approved Solar Retailer Program.

In the solar and roof installation market in the United States, SJ US competes with companies that offer products and services similar to ours. Some of these companies have greater financial resources, operational experience and technical capabilities than us. The residential solar industry remains highly fragmented with hundreds of installers in the California market alone. We compete with other solar installers on pricing, service, and the ability to arrange financing, including through leasing and power purchase agreements (“PPA”). Currently, we have no direct relationships with providers of financing. We have received both roofing and solar licenses in California in June 2021. We are in the process of finalizing the application to obtain our own licenses in Nevada and Florida, before that we will continue to rely on PDI licenses that we are allowed to use under the interim management agreement. Licenses are not required or only required in a project by project application and acceptance process in Texas and Colorado, we have all we need to operate in these two states as well. We have obtained the approval to be an approved installer with several solar and home improvement financing platforms and are in the process of applying to several other financing platforms. We believe our competitors include national brands, such as Sunrun Inc., which offers PPAs, as well as regional competitors, like Sunworks, Inc.

For the commercial roof and solar installation industry, competition is more localized and limited, with business practices and competitive landscape changing from one region to another even within the same state. As the industry generally accepts a consistent gross margin or mark up over cost within a certain regional market, the competition is more focused on cost management, including lower prices for materials, lower labor cost or more efficient installation, and better systems to manage project costs. We compete with regional midsize installers in each of the markets that we serve.

Technology

We plan to invest in the development and implementation of client relationship management (CRM) and enterprise resource planning (ERP) systems to facilitate the integration and operation of SJ US’ business, with emphasis on inventory management. In Australia, our ability to fulfill client orders and track inventory is essential to our success, and we continuously customize and upgrade our CRM/ERP systems.

We also plan to invest continuously in new technologies or designs for our products. We have hired a Chief Product Officer and a Chief Technology Officer, both solar industry veterans with significant technology expertise, to continuously improve and expand our Solar4America and Opal families of solar and storage products. In addition, we plan to invest in research and development of our cloud-based monitoring and maintenance software, and ready-to-install rooftop or portable solar kits that clients can purchase and set up themselves.

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Government Regulation and Incentives

In the US our operations are subject to stringent and complex federal, state and local laws, including regulations governing the occupational health and safety of our employees and wage regulations. For example, we are subject to the requirements of the federal Occupational Safety and Health Act, as amended, or OSHA, and comparable state laws that protect and regulate employee health and safety.

Federal, state and local government bodies provide incentives to owners, end users, distributors, system integrators and manufacturers of solar energy systems to promote solar energy in the form of rebates, federal and state tax credits and other financial incentives such as system performance payments, payments for renewable energy credits associated with renewable energy generation and exclusion of solar energy systems from property tax assessments. These incentives enable us to lower the price we charge customers and to increase customer acceptance of solar energy. In particular, our US operation, which generates approximately 80% of its revenue from California, expects to benefit from a change in building code that, beginning in 2020, has required all new single family homes to install solar systems. Multi-family homes below three stories also fall under this code. Approximately 18% of our home builder roofing contracts in California include a solar installation component.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (which we refer to as the Exchange Act). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;
•	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;
•	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;
•	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;
•	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and
•	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (which we refer to as the JOBS Act), and we are eligible to take advantage of certain exemptions from various reporting and financial disclosure requirements that are applicable to other public companies, that are not emerging growth companies, including, but not limited to, (1) presenting only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations in this prospectus, (2) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), (3) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (4) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these exemptions. As a result, investors may find investing in our ordinary shares less attractive.

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In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (which we refer to as the Securities Act), for complying with new or revised accounting standards. As a result, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies, and we intend to take advantage of this extended transaction period.

We could remain an emerging growth company for up to five years, or until the earliest of (1) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (2) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months, or (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Our Corporate Structure

SolarJuice was incorporated in the Cayman Islands, in February 2017, by SPI Energy Co., Ltd. (“SPI”) to hold 80% of Solar Juice Pty Ltd. (“SJ Australia”). The other 20% of SJ Australia is beneficially owned by SJ Australia’s founders Rami Fedda (7%) and Andrew Burgess (7%), and by Allied Energy Holding Pte Ltd. (6%), a Singapore based privately-owned company which was an original investor to SJ Australia when it was founded in 2009. SPI is a Cayman Island company that is listed on the Nasdaq Global Select Market, trading under the symbol “SPI” since January 2016. SJ Australia was incorporated in September 2009 to be a wholesaler of solar components in Australia. In May 2015, SPI China (HK) Ltd., a company then related to SPI, acquired 80% of SJ Australia. In August 2018, SPI sold SPI China (HK) Ltd., and, as part of this transaction, SPI China (HK) Ltd. transferred its 80% interest in SJ Australia to SPI. Solarjuice American Inc. (“SJ US”) was incorporated in July 2019, and Solar4America Inc., Roofs4America Inc., Solarjuice Technology Inc., Solarjuice Distribution Inc. and Solarjuice Franchise Inc. were incorporated in 2021 to hold, respectively, our solar, roofing, and battery, e-commerce, and other technology related operations. Solarjuice (HK) Ltd has very limited activities in the last two fiscal years.

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Corporate Information

Our global headquarters is located at 1/10-12 Forsyth Close, Wetherill Park, Sydney, NSW, Australia. Our principal executive office in the U.S. is located at 6950 Preston Ave, Livermore, California 94551. Our telephone number at this address is 888 575-1940. Our registered office in the Cayman Islands is located at the offices of Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205 Cayman Islands.

Our website is http://www.solar4america.com. Information contained on, or that can be accessed through, our websites is not part of, and shall not be incorporated by reference into, this prospectus. Our agent for service of process in the United States is Ning Cai, 6950 Preston Ave, Livermore, California, 94551.

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The Offering (1)

Ordinary shares offered by us	[20,000,000] shares.

Ordinary shares outstanding before this offering	100,000,000 shares.

Ordinary shares outstanding after this offering	[120,000,000] shares.

Price per ordinary share	We currently estimate that the initial public offering price will be between $ and $ per ordinary share.

Use of proceeds	We intend to use the net proceeds from this offering for working capital and general corporate purposes.

Representative’s warrants	Upon the closing of this offering, we will issue to Roth Capital Partners, LLC, as representative of the underwriters, the representative’s warrants entitling the representative to purchase 7% of the aggregate number of ordinary shares issued in this offering, including any shares issued pursuant to exercise of the underwriters’ over-allotment option. The representative’s warrants will be exercisable for a period of five years from the effective date of the registration statement of which this prospectus forms a part and may be exercised on a cash or cashless basis.

Lock-up	All of our directors, officers and shareholders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ordinary shares or securities convertible into or exercisable or exchangeable for our ordinary shares for a period of six months after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Risk factors	Investment in the ordinary shares involves a high degree of risk. See “Risk Factors” in this prospectus beginning on page 11 for a discussion of factors and uncertainties that you should consider in evaluating an investment in our securities.

Proposed Nasdaq symbol	We have applied to list our ordinary shares on the Nasdaq Capital Market under the symbol “SJA”.

(1) Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the underwriters’ over-allotment option or the representative’s warrants, and the number of ordinary shares that will be outstanding after this offering is based on 100,000,000 ordinary shares outstanding as of July [*], 2021.

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Summary Consolidated Financial Information

You should read the following summary consolidated financial information in conjunction with our consolidated financial statements and related notes, “Selected Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following tables summarize our consolidated financial data for the periods and as of the dates indicated. The summary consolidated statement of income and comprehensive income for the years ended December 31, 2020 and 2019 and the summary consolidated balance sheet as of December 31, 2020 and 2019 have been derived from our consolidated financial statements included elsewhere in this prospectus, which were prepared in accordance with U.S. GAAP. Historical results are not necessarily indicative of results to be expected in any future period.

	For the Years Ended December 31,
	2020	2019
In thousands
Consolidated Statements of Income Data:
Net sales	$113,505	$81,988
Cost of revenue	104,313	75,525
Gross profit	9,192	6,463
Operating expenses:
General and administrative	3,889	2,859
Sales, marketing and customer service	1,939	2,111
Provision for doubtful accounts	145	49
Total operating expenses	5,973	5,019
Operating income	3,219	1,444

Other income (expense):
Interest expense, net	(329)	(370)
Net foreign exchange gain (loss)	(1,390)	508
Others	(129)	(294)
Total other expense, net	(1,848)	(156)
Income before income taxes	1,371	1,288
Income tax expense	(424)	(259)
Income including noncontrolling interests	$947	$1,029
Less: Net income attributable to noncontrolling interests	184	110
Net income attributable to shareholder of SolarJuice	$763	$919

	As of December 31,
	2020	2019
In thousands
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	$14,824	$1,030
Current assets	42,251	26,303
Total assets	44,285	28,969
Current liabilities	16,955	19,773
Total liabilities	17,113	20,237
Total equity	27,172	8,732
Total liabilities and equity	44,285	28,969

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RISK FACTORS

Investment in our ordinary shares involves a high degree of risk. You should consider carefully the following information about these risks, together with other information contained in this prospectus, before investing in our ordinary shares. If any of the following risks actually occurs, our business, financial condition and results of operations could suffer. If this happens, the trading price of our ordinary shares could decline and you may lose all or part of your investment.

RISKS RELATED TO OUR COMPANY

To start our U.S. residential roofing and solar installations business in February 2021, SJ US purchased certain assets from Petersen-Dean, Inc. and its affiliated companies (collectively “Petersen-Dean” or “PDI”), in a bankruptcy proceeding commenced by PDI in June 2020. SJ US has incurred losses operating these assets since acquiring them. Although we have focused on reducing expenses and increasing sales to break even, there is no assurance that profitability can be achieved or sustained.

Founded in 1984, Petersen-Dean, Inc. specialized in residential roofing and solar installations, frequently in cooperation with some of the nation’s largest builders and developers. Petersen-Dean incurred losses in its fiscal years ended April 30, 2019 and 2018 and started increasingly to rely on external loans or account receivables facilities to fund its operations. Since early 2020, as a result of the various shelter-in-place orders issued by local governments in response to the pandemic, Petersen-Dean and its workforce were unable to operate at full capacity, causing significant slowdowns in collections, which further hindered Petersen-Dean’s ability to purchase materials and perform on remaining contracts. As a result, on June 11, 2020, Petersen-Dean filed a petition for relief under chapter 11 of the United States Bankruptcy Code.

The bankruptcy further disrupted Petersen-Dean operations, as internal policies prohibit most builders and developers from awarding contracts to bankrupt companies, and suppliers were unwilling to extend credit to PDI. Petersen-Dean did obtain a debtor-in-possession accounts receivable financing facility from LSQ Funding Group, L.C. and LS DE LLC (collectively “LSQ”) (the “DIP Facility” or the “LSQ Facility”), but the DIP Facility provided insufficient financing to fund operations. Consequently, Petersen-Dean’s revenues dwindled, as its material costs increased sharply, which prevented Petersen-Dean from bidding effectively on new contracts from those builders still willing to take its bids, and disputes arose between PDI and its suppliers. PDI generated negative cash flow before and after its bankruptcy filings, and the bankruptcy court organized several rounds of asset auctions to raise cash for PDI. SJ US participated in two of such asset auctions.

At an auction held December 14, 2020 we successfully bid $875,000, for assets related to PDI’s consumer business, which consisted mainly of approximately 1,200 unfinished contracts for solar and/or roof installation. Under a court order (“Consumer Court Order”), we paid $875,000 in cash on January 6, 2021.

On December 21, 2020 the court held an auction to sell substantially all of Petersen-Dean’s commercial division assets, which consisted mainly of vehicles/lifts, work-in-progress contracts, inventories, furniture, fixture and equipment. SJ US was the successful bidder with a cash bid in the amount of $7,850,000 along with an assumption of up to $15,000,000 in liabilities under the DIP Facility. SJ US conducted due diligence on the assets, including on the assets to be purchased, with the focus on vehicles and lifts, and on accounts receivable that LSQ purchased and owns under the DIP Facility. Based on our findings we negotiated down the cash price to $6,875,000 and the assumption amount under the LSQ Facility to $11,000,000 (the “DIP Obligations”). Under an Asset Purchase Agreement between SJ US and Petersen-Dean (“APA”) we paid $6,875,000 in cash and assumed the DIP Obligations on February 25, 2021.

Since the closing of the two asset purchases, SJ US has taken steps to build relationships with suppliers, expand the B2B sales team to introduce Solarjuice to B2B clients, and build the consumer sales/operation teams, and the Product team launched with new private-label products. SJ US has expanded its managerial capacity, including hiring of a new Chief Financial Officer, a new Chief Product Officer, a new Chief Technology Officer, and a new Senior Vice President as head of the consumer business. We have established a new incentive program to encourage sales and profitability. SJ US has also invested heavily both cash and managerial attention to establish new, best-in-class CRM and ERP systems for the US operation. However, there can be no assurance that SJ U.S. will become profitable.

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If we are unable to remedy these issues, our prospects will be significantly impaired. If our U.S. residential roofing and solar installations businesses do not become profitable, or any profitability achieved cannot be maintained, the value of our ordinary shares could decline, or you could lose your entire investment.

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the “SEC,” as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the “Sarbanes-Oxley Act,” adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. As we are an “emerging growth company,” we are expected to first include a management report on our internal controls over financial reporting in our annual report in the second fiscal year end following the effectiveness of our initial public offering. As such, these requirements are expected to first apply to our annual report on Form 20-F for the year ending on December 31, 2022. Our management may conclude that our internal controls over our financial reporting are not effective. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future, which will significantly increase our operating expenses.

Before the Petersen-Dean asset purchase, we were a smaller company with approximately 30 employees, and, since the Petersen-Dean purchase, we have been in the process of setting up internal controls and procedures with an employee base that was significantly disrupted by bankruptcy. As such, prior to this offering, we have had limited accounting personnel and other resources with which to address our internal controls and procedures. We have not had the opportunity to test the strength of our internal controls and procedures, and there may be material weakness and other control deficiencies. We plan to remedy such potential weaknesses and deficiencies in time to meet the deadline imposed by Section 404 of the Sarbanes-Oxley Act. If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our Ordinary Shares. Furthermore, we anticipate that we will incur considerable costs and devote significant management time and efforts and other resources to comply with Section 404 of the Sarbanes-Oxley Act.

As part of our growth strategy, we have made and may make future major asset purchases and/or business acquisitions, which involve many risks.

These risks include:

•	difficulties integrating the operations and personnel of purchased assets or acquired companies;
•	diversion of management’s attention from ongoing operations;
•	potential difficulties and increased costs associated with completion of any assumed construction projects;
•	insufficient revenues to offset increased expenses associated with acquisitions and the potential loss of key employees or customers of the acquired companies;
•	assumption of liabilities of an acquired business, including liabilities that were unknown at the time the acquisition was negotiated;
•	difficulties relating to assimilating the personnel, services, and systems of an acquired business and to assimilating marketing and other operational capabilities;
•	increased burdens on our staff and on our administrative, internal control and operating systems, which may hinder our legal and regulatory compliance activities;
•	difficulties in applying and integrating our system of internal controls to an acquired business;
•	if we issue additional equity securities, such issuances could have the effect of diluting our earnings per share, as well as our shareholders’ individual ownership percentages in the Company;
•	the recording of goodwill or other non-amortizable intangible assets that will be subject to subsequent impairment testing and potential impairment charges, as well as amortization expenses related to certain other intangible assets; and
•	while we often obtain indemnification rights from the sellers of acquired businesses, such rights may be difficult to enforce and the indemnitors may not have the ability to financially support the indemnity. Failure to manage and successfully integrate acquisitions could harm our financial position, results of operations, cash flows and liquidity.

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We may be unable to successfully manage and integrate our U.S. businesses.

SJ US operates its U.S. commercial roofing and solar installation business and its U.S. consumer re-roofing and solar business under the trade names Roofs 4 America and Solar4America--trade names registered by Petersen-Dean. However, shortly after the bankruptcy filing, Petersen-Dean dismissed all of its consumer personnel. SJ US purchased Petersen-Dean’s consumer assets for $875,000 in January 2021, which consisted only of approximately 1,200 unfinished consumer contracts, as most other salable consumer operation assets, such as the Tesla batteries inventory, were sold in previous court-run asset sales. SJ US has launched its US consumer business by hiring new senior management, a sales team, designers, and installers. To generate a profit, SJ US must successfully integrate the Solar4America business with the rest of our businesses, which include the business of SJ Australia.

SJ Australia conducts a PV business very different from Solar4America’s, specifically, the distribution and sale of solar system and energy storage system components. Our U.S. roofing and solar installations business operates in 5 states and has approximately 320 employees, not including independent contractors and sub-contractors. Headquartered in Australia, we need to successfully manage, oversee and integrate our U.S. businesses, which may impose certain challenges due to geographic and time differences and different applicable rules and regulations. The Company will also need to manage and integrate the IT and accounting systems of SJ US with SJ Australia and implement internal controls over financial reporting and disclosure procedures. SJ US will also be required to comply with all licensing and applicable laws, rules and regulations that are applicable to the Solar4America business in each of the jurisdictions where SJ US conducts business. Our inability to successfully manage and integrate the U.S. businesses could significantly impair the Company’s prospects and the value of your investment.

We may not have sufficient cash flow from our business to timely pay our interest and principal obligations under our existing indebtedness with banks or other financial institutions, and may be forced to take other actions to satisfy our payment obligations.

In connection with SJ US’ acquisition of the assets of Petersen-Dean, on February 24, 2021, SJ US entered into an Amended and Restated Invoice Purchase Agreement (“AIPA”) with LSQ Funding Group L.C. and LS DE LLC (“LSQ”), pursuant to which SJ US acknowledged that LSQ purchased all of Petersen-Dean commercial division accounts receivable that were eligible for purchase under LSQ criteria, and that SJ US will continue to sell accounts receivable from commercial clients that it generates to LSQ. Pursuant to the AIPA, SJ US entered into a factoring agreement with LSQ, secured by the Petersen-Dean accounts receivable, and SJ US assumed the DIP Obligations. SJ US’s obligations under the AIPA are additionally collateralized by all of the assets of SJ US. The interest rate charged to SJ US under the AIPA was 0.333% per day, but reduced to 0.25% per day, once the aggregate DIP Obligations were below $10,000,000, and once the aggregate DIP Obligations are below $5,000,000 the interest rate will be reduced to 0.222% per day. In March 2021, SJ US used the proceeds of a term line of credit from a bank to pay an additional $3,000,000 to LSQ thereby reducing the balance of the DIP Obligations to below $8,000,000. The interest rate on this line of credit is 3.25% per annum. Using weekly collections proceeds, we reduced the balance of the DIP Obligations to below $6,000,000 in June 2021. We expect to continue to pay LSQ from accounts receivable collections, in particular, as we have increased the legal pressure on past Petersen-Dean clients who have used bankruptcy as a reason to delay payments on legacy Petersen-Dean accounts receivables.

On March 18, 2019, SJ Australia entered into debtor finance agreements with Scottish Pacific (BFS) Pty Ltd. (“Scottish Pacific”), whereby Scottish Pacific provided SJ Australia an invoice discounting facility. As of December 31, 2020, all the outstanding accounts receivable of Solarjuice were pledged to Scottish Pacific, for a total gross amount of $9,683,000. As of December 31, 2020, SJ Australia had restricted bank deposits of $883,000, mainly established for paying the obligations of SJ Australia for the invoice discounting facility. The effective interest rate under this facility was 7.0% per annum in 2020. The current balance under the Scottish Pacific facility is approximately $4.1 million, and the current interest rate under the facility is 6.16%. SJ Australia expects to keep this discounting facility or similar financing in the future to support its growth, and, if necessary, repay such financing through refinancing.

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Servicing these lines of financing requires a significant amount of cash. Our ability to make scheduled payments of the principal and interest on our indebtedness, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not generate cash flow from operations sufficient to service our debt and make necessary capital expenditures to operate our business. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as slowing our business, selling assets, restructuring debt or obtaining additional debt and equity capital on terms that may be onerous or highly dilutive. Our ability to timely repay or otherwise refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

Furthermore, we and our subsidiaries expect to incur additional debt in the future, subject to the restrictions contained in our debt instruments. Increases in our existing debt obligations would further heighten the debt related risk discussed above. In addition, we may not be able to enter into new debt instruments on acceptable terms or at all. If we were unable to satisfy financial covenants and other terms under existing or new instruments, or obtain waivers or forbearance from our lenders, or if we were unable to obtain refinancing or new financings for our working capital, equipment and other needs on acceptable terms if and when needed, our business would be adversely affected.

Our two operating entities, SJ Australia and SJ US, conduct two distinctive businesses. Although there are significant synergies to be derived if we integrate the two operations in terms of supply chain management, product design and overall PV industry branding, there’s no guarantee that we can successfully integrate the two businesses to optimize the management costs for a global holding company structure.

While both have an emphasis on PV products, SJ Australia and SJ US are dissimilar businesses, with SJ Australia engaged in a wholesale solar system distribution business in Australia, and SJ US engaged in residential roofing and solar installations businesses in the U.S. As such, the two entities operate under different managerial systems, including different CRM/ERP systems. While we have paid attention to the need to integrate the ERP systems, as we revamp the ERP system for SJ US, there is no guarantee that the two systems, or the overall IT configurations for the two entities, will be fully integrated in the future. Similarly, as the two entities operate in different jurisdictions and different industries, they also have different requirements for payroll, personnel, benefits, licensing and other regulatory requirements. There is no guarantee that we can integrate back office supporting functions other than the ERP. The two businesses also face distinctive cash conversion cycles and working capital needs. As SJ US engages in a business turnaround, forecasting its liquidity needs is more challenging, and there is no assurance that the two entities will be able to efficiently share their resources for liquidity requirements. Finally, Petersen-Dean lost $17.8 million on $344.6 million in revenues for the year ended April 30, 2019, the last fiscal year before its bankruptcy filing, representing a business much larger than SJ Australia’s or any business that Solarjuice’s management has operated in the U.S. There is no assurance that the management team will be able to operate the US residential roofing and solar installation business successfully.

We plan to build a solar panel assembly factory in California with part of the proceeds we raise from this offering. There is no guarantee that the proceeds we raise will be enough to build such a factory; that our estimates for the leasing, building improvement, equipment purchase, trial operation, and formal operation costs are accurate; that we can purchase the equipment or complete the real estate improvements on time; that we can hire the employees needed to build and run the factory; that we can operate the equipment and plant successfully; that we can purchase the required raw materials at the appropriate volume and at competitive quality and prices; that we can find enough buyers of our product; that we can manage the factory efficiently on an ongoing basis; or that, even if we can successfully build, open and operate this factory, the equipment we purchase and the technology the equipment is based on will not become obsolete and that our factory will not become uncompetitive.

We plan to build a 500-MW, 140-employee module assembly factory, which can be expanded to cover batter assembly as well. We are looking at sites in northern California within a reasonable driving distance from our US headquarters. We estimate the initial investment in fixed assets to be approximately $5 million, and the initial working capital and trial operation period loss will be between $2 to $5 million. We plan to produce higher wattage panels than what are currently offered by other factories in the US, and we plan to promote “made in U.S.” products from this factory, which we expect to appeal to certain consumers with the emphasis on “made in US” to certain consumers and government “Buy America” programs. However, our management team has no experience in building or operating a factory in the U.S., which will be another distinctive business in addition to the distribution, installation and product development businesses that we operate. The new CRM/ERP systems that we are implementing in the U.S. may not be suitable for an assembly factory. There is no assurance that the management team will be able to build, open, and operate the assembly factory successfully or generate enough profit or cash flow from it to justify the capital investments.

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Risk Factors Relating to our Solar Energy and Roofing Businesses

The solar energy industry is an emerging, constantly evolving market, which may not develop to the size or at the rate we expect.

The solar energy industry is an emerging and constantly evolving market opportunity. We believe the solar energy industry will still take several years to fully develop and mature, and we cannot be certain that the market will grow to the size or at the rate we expect. Any future growth of the solar energy market and the success of our solar service offerings depend on many factors beyond our control, including recognition and acceptance of the solar service market by consumers, the pricing of alternative sources of energy, a favorable regulatory environment, the continuation of expected tax benefits and other incentives, and our ability to provide our solar service offerings cost-effectively. If the markets for solar energy do not develop to the size or at the rate we expect, our business may be adversely affected.

Solar energy has yet to achieve broad market acceptance and depends in part on continued support in the form of rebates, tax credits, and other incentives from federal, state and local governments. If this support diminishes materially, our ability to attract customers for our products and services could be adversely affected. Furthermore, growth in residential solar energy depends in part on macroeconomic conditions, retail prices of electricity and customer preferences, each of which can change quickly. Declining macroeconomic conditions, including in the job markets and residential real estate markets, could contribute to instability and uncertainty among customers and impact their financial wherewithal, credit scores or interest in entering into long-term contracts, even if such contracts would generate immediate and long-term savings.

Furthermore, market prices of retail electricity generated by utilities or other energy sources could decline for a variety of reasons, as discussed further below. Any such declines in macroeconomic conditions, changes in retail prices of electricity or changes in customer preferences would adversely impact our business.

We have historically benefited from declining costs in our industry, and our business and financial results may be harmed not only as a result of any increases in costs associated with our solar service offerings, but, also, by any failure of these costs to continue to decline as we currently expect. If we do not reduce our cost structure in the future, our ability to continue to be profitable may be in jeopardy.

Declining costs related to raw materials, manufacturing and the sale and installation of our solar service offerings have been a key driver in the pricing of our solar service offerings and, more broadly, customer adoption of solar energy. While, historically, the prices of solar panels and raw materials have declined, the cost of solar panels and raw materials could increase in the future, and such products’ availability could decrease, due to a variety of factors, including restrictions stemming from the COVID-19 pandemic, tariffs and trade barriers, export regulations, regulatory or contractual limitations, industry market requirements, and changes in technology and industry standards.

For example, in January 2018, in response to a petition filed under Section 201 of the Trade Act of 1974, President Trump imposed four-year tariffs on imported solar modules and imported solar cells not assembled into other products (the “Section 201 Module Tariffs”) that apply to all imports above a 2.5 gigawatts (GW) annual threshold. The Section 201 Module Tariffs were 30% in 2018 and stepped down by 5% annually in the second, third and fourth years. In October 2020, President Trump issued a proclamation increasing the tariff from 15% to 18% for 2021, the final year under the original Sec. 201 proclamation imposing the tariffs. Additionally, President Trump authorized the U.S. Trade Representative (USTR) to file a petition to extend the Sec. 201 tariffs, a decision on which could be made in the coming months.

The United States and China each imposed additional new tariffs in 2018 on various products imported from the other country. These include an additional 25% tariff on solar panels and cells that are manufactured in China and a tariff on inverters, certain batteries and other electrical equipment initially set at 10%. In May 2019, the 10% tariff was increased to 25%, and the Trump administration threatened additional incremental increases. The United States also has, from time to time, announced potential tariffs on goods imported from other countries. We cannot predict what actions may ultimately be taken with respect to tariffs or trade relations between the United States and other countries, what products may be subject to such actions, or what actions may be taken by the other countries in retaliation. The tariffs described above, the adoption and expansion of trade restrictions, the occurrence of a trade war, or other governmental action related to tariffs, trade agreements or related policies have the potential to adversely impact our supply chain and access to equipment, our costs and ability to economically serve certain markets. Any such cost increases or decreases in availability could slow our growth and cause our financial results and operational metrics to suffer. We cannot predict whether and to what extent U.S. trade policies will change under the Biden administration and cannot ensure that additional tariffs or other restrictive measures will not continue or increase.

Other factors may also impact costs, such as our choice to make significant investments to drive growth in the future.

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Competition and Price Cutting

The roofing industry is very competitive based on the large number of contractors, and there is intense competition over the pricing of roof repairs and installations. In the event our competitors reduce their prices to where we can no longer compete, our business will suffer.

We may lose business to competitors that underbid us and may be unable to compete favorably in our highly competitive industry.

Most of our project awards are determined through a competitive bidding process in which price is the determining factor. We compete against multiple competitors in many of the markets in which we operate. Some of our competitors are larger than we and are vertically integrated. Competitors larger than we may be able to bid at lower prices because their business volume enables them to get higher discounts or rebates when purchasing materials. An increase in competition may result in decreases in new project awards to us at acceptable profit margins. In addition, a downturn in private residential and commercial construction could materially and adversely impact our financial condition, results of operations or liquidity.

Our business is seasonal and subject to adverse weather conditions, which can adversely impact our business.

Some of our construction operations occur outdoors in areas in which hurricanes, tornadoes, tropical storms, and/or wild fires are common. As a result, seasonal changes and adverse weather conditions, such as extended snowy, rainy or cold weather, can adversely affect our business operations through delays in our construction schedules, and reduced efficiencies in our contracting operations, resulting in under-utilization of crews and equipment and lower contract profitability. Climate change may lead to increased extreme weather and changes in precipitation and temperature, including natural disasters. Should the impact of climate change be significant or occur for lengthy periods of time, our financial condition or results of operations would be adversely affected.

The reduction, modification, delay or discontinuation of government subsidies and other economic incentives for the solar industry may reduce the profitability or viability of our solar projects and materially adversely affect our business.

At present, solar energy is not cost competitive with other energy sources in our existing markets and the new markets into which we plan to expand. For a variety of technological and economic reasons, the cost of generating electricity from solar energy in these markets currently exceeds and, absent significant changes in technological or economic circumstances, will continue to exceed the cost of generating electricity from conventional and certain other competing energy sources. Therefore, government subsidies and incentives, primarily in the form of tax credits, net metering, and other incentives to end users and distributors of solar products are generally required to enable companies such as us to successfully operate in these markets.

Government subsidies and incentives vary by geographic market. The availability and size of such subsidies and incentives depend, to a large extent, on political and policy developments relating to environmental concerns, and other macro-economic factors. These government subsidies and incentives are expected to gradually decrease in scope or be discontinued as solar energy technology improves and becomes more affordable relative to other types of energy. Reductions have occurred in certain areas where we have operations, and subsidies and incentives may be further reduced or discontinued in areas where we currently or intend to operate. As a result, a significant reduction in the scope or discontinuation of government incentive programs in our existing and target markets could have a material adverse effect on our business, financial condition, results of operations, and prospects.

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Existing rules, regulations and policies pertaining to electricity pricing and technical interconnection of customer-owned electricity generation and changes to these regulations and policies may deter the purchase and use of solar energy systems and negatively impact development of the solar energy industry.

The market for solar energy systems is heavily influenced by foreign, federal, state and local government regulations and policies concerning the electric utility industry, as well as policies adopted by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation. For example, the vast majority of states have a regulatory policy known as net energy metering, or “net metering”, which allows our customers to interconnect their on-site solar energy systems to the utility grid and offset their utility electricity purchases by receiving a bill credit at the utility’s retail rate for energy generated by their solar energy system that is exported to the grid and not consumed on-site. In this way, the customer pays for the net energy used or receives a credit at the retail rate if more electricity is produced than consumed. In some states, net metering is being replaced with lower credits for the excess electricity sent onto the grid from solar energy systems, and utilities are imposing minimum or fixed monthly charges on owners of solar energy systems. These regulations and policies have been modified in the past and may be modified in the future in ways that can restrict the interconnection of solar energy systems and deter purchases of solar energy systems by customers. In addition, electricity generated by solar energy systems competes most favorably in markets with tiered rate structures or peak hour pricing that increase the price of electricity when more is consumed. Modifications to these rate structures by utilities, such as reducing peak hour or tiered pricing or adopting flat rate pricing, could require the price of solar energy systems to be reduced in order to compete with the price of utility generated electricity.

For example, large utilities in California have started transitioning customers to time-of-use rates and also have adopted a shift in the peak period for time-of-use rates to later in the day. Unless grandfathered under a different rate, residential customers with solar energy systems are required to take service under time-of-use rates with the later peak period. Moving utility customers to time-of-use rates or the shift in the timing of peak rates for utility-generated electricity to include times of day when solar energy generation is less efficient or non-operable could also make our offerings less competitive. Time-of-use rates could also result in higher costs for our customers whose electricity requirements are not fully met by our offerings during peak periods. Additionally, the price of electricity from utilities may grow less quickly than the escalator feature in certain of our solar service agreements, which could also make our systems less competitive with the price of electricity from the electrical grid and result in a material adverse effect on our business, financial condition and results of operations.

The reduction, elimination or expiration of government subsidies and economic incentives for solar energy systems could reduce the demand for our products and services.

National, state and local government bodies and utilities, in Australia and the U.S., provide incentives to end-users, distributors, system integrators and manufacturers of solar energy systems to promote solar electricity in the form of rebates, tax credits and other financial incentives such as system performance payments and payments for renewable energy credits associated with renewable energy generation. These incentives enable us to lower the price we charge our customers for solar energy systems. However, these incentives may expire on a particular date, end when the allocated funding is exhausted, or be reduced or terminated as solar energy adoption rates increase. These reductions or terminations often occur without warning. In addition, applicable authorities may adjust or decrease incentives from time to time or include provisions for minimum domestic content requirements or other requirements to qualify for these incentives. The reduction, elimination or expiration of such incentives or delays or interruptions in the implementation of favorable federal or state laws could substantially increase the cost of our systems to our customers, resulting in a significant reduction in demand for our solar energy systems, which would negatively impact our business.

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Existing regulations, and changes to such regulations, may present technical, regulatory and economic barriers to the installation of solar energy systems, which may significantly reduce demand for our solar energy systems.

The installation of solar energy systems is subject to oversight and regulation under local ordinances; building, zoning and fire codes; utility interconnection requirements for metering; and other rules and regulations. We attempt to keep up-to-date on these requirements on a national, state and local level and must design and install our solar energy systems to comply with varying standards. Certain jurisdictions may have ordinances that prevent or increase the cost of installation of our solar energy systems. In addition, new government regulations or utility policies pertaining to the installation of solar energy systems are unpredictable and may result in significant additional expenses or delays, which could cause a significant reduction in demand for solar energy systems.

An increase in our cost of materials could arise as a result of the United States imposing trade remedies on imported solar panels, cells, inverters, batteries or other products related to our business.

During 2018, the United States and China each imposed new tariffs on various products imported from the other country. The U.S. tariffs include an additional 25% tariff on solar panels and cells that are manufactured in China and a tariff on inverters, certain batteries and other electrical equipment currently set at 25% effective January 1, 2019. The United States also has, from time to time, imposed, or announced tariffs on goods imported from other countries we use in our business. We cannot predict what actions may ultimately be taken with respect to tariffs or trade relations between the United States and other countries, what products may be subject to such actions, or what actions may be taken by the other countries in retaliation. The adoption and expansion of trade restrictions, the occurrence of a trade war, or other governmental action related to tariffs or trade agreements or policies has the potential to adversely impact our supply chain, our costs, our suppliers, and the U.S. economy, which could in turn adversely affect our business, financial condition and results of operation.

Our business prospects could be harmed if solar energy is not widely adopted or sufficient demand for solar energy systems does not develop or takes longer to develop than we anticipate.

The solar energy market is at a relatively early stage of development. The extent to which solar energy will be widely adopted and the extent to which demand for solar energy systems will increase are uncertain. If solar energy does not achieve widespread adoption or demand for solar energy systems fails to develop sufficiently, we may be unable to achieve our revenue and profit targets. In addition, demand for solar energy systems in our targeted markets may not develop or may develop to a lesser extent or more slowly than we anticipate. Many factors may affect the demand for solar energy systems, including the following:

•	availability of government and utility company subsidies and incentives to support the development of the solar energy industry;

•	government and utility policies regarding the interconnection of solar energy systems to the utility grid;

•	fluctuations in economic and market conditions that affect the viability of conventional and non-solar renewable energy sources, such as changes in the price of natural gas and other fossil fuels;

•	cost-effectiveness (including the cost of solar panels), performance and reliability of solar energy systems compared with conventional and other non-solar renewable energy sources and products;

•	success of other renewable energy generation technologies, such as hydroelectric, wind, geothermal, solar thermal, concentrated solar and biomass;

•	availability of customer financing with economically attractive terms;

•	fluctuations in expenditures by purchasers of solar energy systems, which tend to decrease in slower economic environments and periods of rising interest rates and tighter credit; and

•	deregulation of the electric power industry and the broader energy industry.

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Our business has benefited from the declining cost of solar energy system components, and our business may be harmed to the extent that declines in the cost of such components stabilize or that such costs increase in the future.

Our business has benefited from the declining cost of solar energy system components and to the extent such costs stabilize or decline at a slower rate, or, in fact, increase, our future growth rate may be negatively impacted. The declining cost of solar energy system components and the raw materials necessary to manufacture them has been a key driver in the price of solar energy systems we own, the prices charged for electricity and customer adoption of solar energy. Solar energy system component and raw material prices may not continue to decline at the same rate as they have over the past several years or at all. In addition, growth in the solar industry and the resulting increase in demand for solar energy system components and the raw materials necessary to manufacture them may also put upward pressure on prices. An increase of solar energy system components and raw materials prices could slow our growth and cause our business and results of operations to suffer. Further, the cost of solar energy system components and raw materials has increased and could increase in the future due to scarcity of materials, tariff penalties, duties, the loss of or changes in economic governmental incentives or other factors.

Shortages in the supply of silicon could adversely affect the availability and cost of the solar photovoltaic modules used in our solar energy systems.

Shortages of silicon or supply chain issues could adversely affect the availability and cost of our solar energy systems. Manufacturers of photovoltaic modules depend upon the availability and pricing of silicon, one of the primary materials used in photovoltaic modules. The worldwide market for silicon from time to time experiences a shortage of supply, which can cause the prices for photovoltaic modules to increase and supplies of photovoltaic modules become difficult to obtain. While we have been able to obtain sufficient supplies of solar photovoltaic modules to satisfy our needs to date, this may not be the case in the future. Future increases in the price of silicon or other materials and components could result in an increase in costs to us, price increases to our customers or reduced margins. Other international trade conditions such as work slowdowns and labor strikes at port facilities or major weather events can also adversely impact the availability and price of solar photovoltaic modules.

Due to the lingering effects of the COVID-19 pandemic the solar industry is experiencing supply constraints, which are resulting in an increase in the cost of solar panels and inverters. If the supply constraints and price increases continue our solar business may be affected.

The primary driver of current supply constraints in the solar industry is material shortages. In 2020, the solar industry experienced record growth in the United States, despite the COVID-19 pandemic; compared to 2019, installations increased by 43 percent, according to the Solar Energy Industries Association (SEIA). This record demand, coupled with decreased supply, has impacted many key materials throughout the solar supply chain, including polysilicon, solar glass, and semiconductor chips. Polycrystalline silicon, commonly referred to as polysilicon, is a key raw material used in many solar cells, which are responsible for capturing the energy from the sun and turning it into electricity in solar systems. Polysilicon is largely produced in China, but factory shutdowns related to the COVID-19 pandemic caused the price of the raw material to spike. Solar panels also include glass casing at the front of the panel, which protects the solar cells. Recently, there has been growing demand for bifacial solar panels, which produce energy from both sides of the panel, requiring glass on both sides of the solar panel, as opposed to just on the front. In 2018, China, the largest producer of solar glass, imposed restrictions on glass production due to concerns about the required energy consumption. With increasing demand for solar panels, and for solar glass specifically, the restricted production of glass has been unable to meet the demand, causing the cost of solar glass to soar. In December 2020, China’s Ministry of Industry and Information Technology (MIIT) indicated that it would ease restrictions on the production of solar glass. While solar glass supply is expected to remain constrained short-term, increased capacity due to these eased restrictions should expand supply later this year and reduce prices. Semiconductor chips are a key component of inverters, which convert the direct current (DC) energy produced by solar panels into usable alternating current (AC) energy. Inverters are also used for battery storage systems to convert storable DC energy to usable AC energy and vice versa. The use of semiconductor chips is not isolated to the solar industry; they are also crucial components of many other technologies, including cars, computers, and smartphones. Due to COVID-19 related factory shutdowns, manufacturing of semiconductor chips decreased in early 2020. As factories began to reopen, demand for products containing semiconductor chips surged. The shortages of these materials and attendant price increases may affect our distribution of solar products and our installation of solar systems. Future increases in the price of silicon or other materials and components could result in an increase in costs to us, price increases to our customers or reduced margins.

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Due to the COVID-19 pandemic, global spending on goods significantly increased global shipping resulting in increased costs and delays in shipping. Our company depends on international shipping to obtain our solar products used in our distribution and installation businesses. If such shipping constraints and price increases continue, our solar business may be affected.

The solar industry has also faced constraints related to shipping. Pandemic-related spending on goods increased global shipping, leading to shortages in containers and port congestion in the United States, impacting virtually every sector, including the solar industry. At the start of the COVID-19 pandemic, national lockdowns restricted both manufacturing and shipping. As a result, many shipping containers–like those used to hold goods such as solar panels–became stranded and started to accumulate in the United States. As China began to lift restrictions, lockdowns continued in the United States, and containers could not be returned to China. This caused a container shortage in China, where containers were needed to continue exporting goods. Production of containers also decreased in 2020, further contributing to the shortage and causing prices of shipping containers to escalate. Increased imports, resulting from pandemic spending, has also increased port congestion in the United States. The congestion is further exacerbated by significant increases in the size of container ships over the past decade or so, leading to longer unloading times–each ship can now carry tens of thousands of shipping containers. If the shipping constraints and the increases in shipping costs continue for a long period of time our solar business may be affected. Future delays in shipping and increases in shipping costs or other materials could result in an increase in costs to us, price increases to our customers or reduced margins.

Due to the lingering effects of the COVID-19 pandemic the roofing industry is experiencing supply constraints, which are resulting in scarcity and an increase in the cost of lumber. If the supply constraints and price increases of lumber continue our roofing business may be affected.

Due to layoffs and plant closings resulting from the COVID-19 pandemic, there have been significant supply constraints and price increases in the lumber SJ US uses in its roofing business. Lumber prices have approximately tripled from a year ago. In the event our ability to source lumber continues to be restricted or the prices of lumber continue to increase, the roofing business of SJ US may be affected. We hope these supply issues are only short term, but there can be no assurance as to the timing when these supply constraints will end. Future increases in the price of lumber or scarcity of lumber could result in an increase in costs to us, price increases to our customers or reduced margins.

Our inability to respond to changing technologies and issues presented by new technologies could harm our business.

The solar energy industry is subject to technological change. If we rely on products and technologies that cease to be attractive to customers, or if we are unable to respond appropriately to changing technologies and changes in product function or quality, we may not be successful in capturing or retaining significant market share. In addition, any new technologies utilized in our solar energy systems may not perform as expected or as desired, in which event our adoption of such products or technologies may harm our business

Our solar business operates in a highly competitive market with low barriers to entry and, accordingly, we may face the loss of business or reduced margins.

The solar energy system installation market is highly competitive with low barriers to entry. We currently compete with significantly larger companies as well as a large number of relatively small installers and developers. Larger companies may have greater financial, technical and marketing resources and greater name recognition than we do. Smaller companies may lack adequate systems and capital but can benefit from operating efficiencies or from having lower overhead, which enables them to offer lower prices.

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We believe that our solar business’ ability to compete depends in part on a number of factors outside of our control, including the following:

•	the availability of solar financing solutions;
•	the price at which competitors offer comparable products;
•	marketing efforts undertaken by our competitors;
•	the extent of our competitors’ responsiveness to customer needs; and
•	access to materials, labor and installation services.

Competition in the solar energy system installation market may increase in the future as a result of low barriers to entry. Increased industry competition could result in reductions in price, margins, and market share and in greater competition for qualified personnel. Our business and operating results would be adversely affected if we are unable to compete effectively.

Our solar business installs solar energy systems, and many factors can prevent us from completing installations on time or on budget.

Factors that may prevent us from completing installations on time or on budget include:

•	shortages of materials;
•	shortages of skilled labor;
•	unforeseen installation scheduling, engineering, excavation, environmental or geological problems;
•	job site issues that were not apparent during site inspection;
•	natural disasters, hurricanes, weather interference, fires, earthquakes or other casualty losses or delays;
•	delays in obtaining or inability to obtain or maintain necessary licenses or permits;
•	changes to plans or specifications;
•	performance by subcontractors;
•	disputes with subcontractors; and
•	unanticipated cost increases in materials, labor or other elements of our projects beyond budgets and allowances for contingencies.

Our installation projects expose us to risks of cost overruns due to typical uncertainties associated with any project or changes in the designs, plans or concepts of such projects. For these and other reasons, installation costs may exceed estimated costs of completion.

We may require substantial additional funding which may not be available to us on acceptable terms, or at all. If we fail to raise the necessary additional capital, we may be unable to execute our growth strategies.

We plan to expand our consumer roofing and solar installation business in the US and the distribution business in Australia. Both expansions would require substantial amounts of cash to fund working capital. We will require additional capital for the further development and commercialization of our products and projects, as well as to fund our other operating expenses and capital expenditures. In order to carry out our business plan and implement our strategy, we anticipate that we will need to obtain additional financing from time to time and may choose to raise additional funds through strategic collaborations, public or private equity or debt financing, bank lines of credit, asset sales, government grants, or other arrangements. Any of these events could significantly harm our business, financial condition and prospects. We cannot be sure that any additional funding, if needed, will be available on terms favorable to us or at all. Furthermore, any additional equity or equity-related financing may be dilutive to our stockholders, and debt or equity financing, if available, may subject us to restrictive covenants and significant interest costs. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us we may have to significantly delay, scale back or discontinue our growth strategy.

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A material reduction in the retail price of electricity charged by electric utilities or other retail electricity providers would harm our business, financial condition and results of operations.

Decreases in the retail price of electricity from electric utilities or from other retail electric providers, including other renewable energy sources such as larger-scale solar energy systems, could make our offerings less economically attractive. The price of electricity from utilities could decrease as a result of:

•	the construction of a significant number of new power generation plants, whether generated by natural gas, nuclear power, coal, or renewable energy technologies;

•	the construction of additional electric transmission and distribution lines;

•	a reduction in the price of natural gas or other natural resources as a result of increased supply due to new drilling techniques or other technological developments, relaxation of associated regulatory standards, or broader economic or policy developments;

•	less demand for electricity due to energy conservation technologies and public initiatives to reduce electricity consumption or to recessionary economic conditions; and

•	development of competing energy technologies that provide less expensive energy.

A reduction in electric utilities’ rates or changes to peak hour pricing policies or rate design (such as the adoption of a fixed or flat rate) could also make our offerings less competitive with the price of electricity from the electrical grid. If the cost of energy available from electric utilities or other providers were to decrease relative to solar energy generated from residential systems or if similar events impacting the economics of our offerings were to occur, we may have difficulty attracting new customers or existing customers may default or seek to terminate, cancel or otherwise avoid the obligations under their solar service agreements.

Our ability to provide our solar service offerings to homeowners in the US on an economically viable basis depends in part on our ability to arrange financing for these systems. Failure to find partners to provide such financing to our consumers would pose a significant obstacle for us to sustain the US consumer business.

Currently we only have indirect partnership relationships with consumer financing providers, through a third-party platform. We are in the process of establishing direct relationships with several financing providers. However, we can give no assurance whether or when we can establish such relationships. Historically, there have been a limited number of investors that generate sufficient profits and possess the requisite financial sophistication to provide financing for solar energy systems for homeowners, and a lack of depth in this market may limit our ability to find partners which can provide financing for our consumers. Our larger competitors may be able far more readily than we to offer financing options to customers, including PPAs, pursuant to which solar systems are installed at little cost to the consumer.

In addition, certain types of home solar energy system financing depends on the existing tax regulatory environment. We are uncertain whether this type of financing will continue to be available to us, as the legal and regulatory landscape may shift in a manner that reduces or eliminates the attractiveness of such financing opportunities.

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We have limited insurance coverage.

Our insurance policies cover employee-related accidents and injuries, property damage, machinery breakdowns, fixed assets, facilities and liability deriving from our activities, including environmental liability. We consider our current insurance coverage to be adequate, but we cannot assure you that our insurance will be sufficient or effective under all circumstances and against all hazards or liabilities to which we may be subject. Furthermore, our insurance coverage is subject to deductibles, caps, exclusions and other limitations. A loss for which we are not fully insured could have a material adverse effect on our business, financial condition, results of operations and cash flows. Furthermore, due to rising insurance costs and changes in the insurance markets, we cannot assure you that our insurance coverage will continue to be available at comparable rates or on similar terms, if at all. We may also reduce or cancel our insurance coverage at any time. We may not be able to maintain or obtain insurance of the type and amount we desire at reasonable rates and we may elect to self-insure a portion of our solar project portfolio. Any losses not covered by insurance could have a material adverse effect on our business, financial condition, results of operations and cash flows.

SJ Australia depends on a limited number of suppliers of solar energy system components. Due to the limited number of suppliers in our industry, the acquisition of any of these suppliers by a competitor or any shortage, delay, price change, imposition of tariffs or duties or other limitation in our or our dealers’ ability to obtain components or technologies we use could result in sales and installation delays, cancellations and loss of customers.

SJ Australia purchases solar panels, inverters, energy storage systems and other system components and instruments from a limited number of suppliers, making us susceptible to quality issues, shortages and price changes. For the year 2020, SJ Australia’s top five suppliers SJ Australia were Fronius (21% of sales), SMA (11%), Tesla (11%), Trina (8%) and JA (5%). In 2019, the top five suppliers to SJ Australia were Fronius (26% of sales), SMA (14%), MJP Imports (7%), Trina (7%) and JA (5%).

If one or more of the suppliers that we and our dealers rely upon to meet anticipated demand ceases or reduces production due to its financial condition, acquisition by a competitor or otherwise, is unable to increase production as industry demand increases or is otherwise unable to allocate sufficient production to us and our dealers, it may be difficult to quickly identify alternative suppliers or to qualify alternative products on commercially reasonable terms and our ability and the ability of our dealers to satisfy this demand may be adversely affected.

We purchase solar panels, inverters, batteries, and other system components from a limited number of suppliers, making us susceptible to quality issues, shortages and price changes. If we fail to develop, maintain and expand our relationships with these or other suppliers, we may be unable to adequately meet anticipated demand for our solar service offerings, or we may only be able to offer our systems at higher costs or after delays. If one or more of the suppliers that we or our solar partners rely upon to meet anticipated demand ceases or reduces production, we may be unable to quickly identify alternate suppliers or to qualify alternative products on commercially reasonable terms, and we may be unable to satisfy this demand.

In particular, there is a limited number of suppliers of inverters, which are components that convert electricity generated by solar panels into electricity that can be used to power the home. For example, once we design a system for use with a particular inverter, if that type of inverter is not readily available at an anticipated price, we may incur delays and additional expenses to redesign the system. Further, the inverters on our solar energy systems generally carry only ten-year warranties. If there is an inverter equipment shortage in a year when a substantial number of inverters on our systems need to be replaced, we may not be able to replace the inverters to maintain proper system functioning or may be forced to do so at higher than anticipated prices, either of which would adversely impact our business.

Similarly, there is a limited number of suppliers of batteries. Once we design a system for use with a particular battery, if that type of battery is not readily available from our supplier, we may incur delays and additional expenses to install the system or be forced to redesign the system.

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SJ US depends on a limited number of suppliers of solar energy system components. Due to the limited number of suppliers in our industry, the acquisition of any of these suppliers by a competitor or any shortage, delay, price change, imposition of tariffs or duties or other limitation in our or our dealers’ ability to obtain components or technologies we use could result in sales and installation delays, cancellations and loss of customers.

SJ US purchases solar panels, inverters, energy storage systems and other system components and instruments from a limited number of suppliers, making us susceptible to quality issues, shortages and price changes. Currently SJ US obtains solar energy components from distributors like Independent Electric Supply, or from manufacturers like SunPower, Enphase, or SolarX.

If one or more of the suppliers that SJ US relies upon to meet anticipated demand ceases or reduces production due to its financial condition, acquisition by a competitor or otherwise, is unable to increase production as industry demand increases or is otherwise unable to allocate sufficient production to us, it may be difficult to quickly identify alternative suppliers or to qualify alternative products on commercially reasonable terms and our ability and the ability of our dealers to satisfy this demand may be adversely affected.

We purchase solar panels, inverters, batteries, and other system components from a limited number of suppliers, making us susceptible to quality issues, shortages and price changes. If we fail to develop, maintain and expand our relationships with these or other suppliers, we may be unable to adequately meet anticipated demand for our solar service offerings, or we may only be able to offer our systems at higher costs or after delays. If one or more of the suppliers that we or our solar partners rely upon to meet anticipated demand ceases or reduces production, we may be unable to quickly identify alternate suppliers or to qualify alternative products on commercially reasonable terms, and we may be unable to satisfy this demand.

In particular, there is a limited number of suppliers of inverters, which are components that convert electricity generated by solar panels into electricity that can be used to power the home. For example, once we design a system for use with a particular inverter, if that type of inverter is not readily available at an anticipated price, we may incur delays and additional expenses to redesign the system. Further, the inverters on our solar energy systems generally carry only ten-year warranties. If there is an inverter equipment shortage in a year when a substantial number of inverters on our systems need to be replaced, we may not be able to replace the inverters to maintain proper system functioning or may be forced to do so at higher than anticipated prices, either of which would adversely impact our business.

Similarly, there is a limited number of suppliers of batteries. Once we design a system for use with a particular battery, if that type of battery is not readily available from our supplier, we may incur delays and additional expenses to install the system or be forced to redesign the system.

Our continued success requires us to hire, train and retain qualified personnel and subcontractors in a competitive industry.

The success of our business depends on our ability to attract, train and retain qualified, reliable personnel, including, but not limited to, our executive officers and key management personnel. In addition, we rely on engineers, project management personnel, and other employees and qualified subcontractors who possess the necessary and required experience and expertise to perform their respective services at a reasonable and competitive rate. Competition for these and other experienced personnel is intense, and it may be difficult to attract and retain qualified individuals with the requisite expertise and within the time frame demanded by our customers. In certain geographic areas, for example, we may not be able to satisfy the demand for our services because of our inability to successfully hire, train and retain qualified personnel. Also, it could be difficult to replace personnel who hold credentials that may be required to perform certain government projects and/or who have significant government contract experience.

As some of our executives and other key personnel approach retirement age, we must provide for smooth transitions, which may require that we devote time and resources to identify and integrate new personnel into vacant leadership roles and other key positions. If we are unable to attract and retain a sufficient number of skilled personnel or effectively implement appropriate succession plans, our ability to pursue projects and our strategic plan may be adversely affected, the costs of executing both our existing and future projects may increase, and our financial performance may decline.

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In addition, the cost of providing our services, including the extent to which we utilize our workforce, affects our profitability. For example, the uncertainty of contract award timing can present difficulties in matching our workforce size with our contracts. If an expected contract award is delayed or not received, we could incur costs resulting from excess staff or redundancy of facilities that could have a material adverse impact on our business, financial condition and results of operations.

If we are unable to attract, train and retain technical personnel, our business may be materially and adversely affected.

Our future success depends, to a significant extent, on our ability to attract, train and retain technical personnel. Recruiting and retaining qualified technical personnel, particularly those with expertise in the solar power industry, are vital to our success. There is substantial competition for qualified technical personnel, and there can be no assurance that we will be able to attract or retain sufficient qualified technical personnel. If we are unable to attract and retain qualified employees, our business may be materially and adversely affected.

Changes in general or local economic conditions and the resulting impact on the labor market and on our joint venture partners may make it difficult to attract or retain qualified individuals in the geographic areas where we perform our work. If we are unable to provide competitive compensation packages, high-quality training programs and attractive work environments or to establish and maintain successful partnerships, our reputation, relationships and/or ability to profitably execute our work could be adversely impacted.

Failure to maintain safe work sites could result in significant losses.

Construction and maintenance sites are potentially dangerous workplaces and often put our employees and others in close proximity with mechanized equipment, moving vehicles, chemical and manufacturing processes, and highly regulated materials.  On many sites, we are responsible for safety and, accordingly, must implement safety procedures. If we fail to implement these procedures or if the procedures we implement are ineffective, we may suffer the loss of or injury to our employees, as well as expose ourselves to possible litigation. Our failure to maintain adequate safety standards through our safety programs could result in reduced profitability or the loss of projects or clients, and could have a material adverse impact on our financial position, results of operations, cash flows and liquidity.

Failure of our subcontractors to perform as anticipated could have a negative impact on our results.

We subcontract portions of some of our contracts to specialty subcontractors, but we are ultimately responsible for the successful completion of their work. Although we seek to require bonding or other forms of guarantees, we are not always successful in obtaining those bonds or guarantees from our higher-risk subcontractors. We may be responsible for the failures on the part of our subcontractors to perform as anticipated, resulting in a potentially adverse impact on our cash flows and liquidity. In addition, the total costs of a project could exceed our original estimates and we could experience reduced profits or a loss for that project, which could have an adverse impact on our financial position, results of operations, cash flows and liquidity.

Our operations subject us to risks associated with currency fluctuations.

A significant part of our revenue and profit is derived from our SJ Australia subsidiary. Our future international operations may subject us to further risks relating to currency fluctuations. Foreign currencies periodically experience rapid and/or large fluctuations in value against the U.S. dollar. A weakened U.S. dollar could increase the cost of procurement of raw materials, by our suppliers, from foreign jurisdictions and operating expenses in foreign locations, which could have a material adverse effect on our business and results of operations.

In addition, a significant port of our products are provided by manufacturers who incur a significant amount of their costs by purchasing raw materials and generating operating expenses in foreign currencies, if the value of the U.S. dollar depreciates significantly or for a prolonged period of time against these other currencies this may cause those suppliers to raise the prices they charge us, which in turn could harm our business and results of operations. Although the value of the U.S. dollar has been high relative to other currencies in recent periods, there is no guarantee that this trend will continue.

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SJ US is subject to risks associated with installations and other contingencies.

SJ US installs roofs, solar energy systems and energy storage systems. We may be liable to our customers for any damage we cause to our customer’s building, other belongings or property during the installation or otherwise.

For example, we may install the roofs improperly, which causes water leaks. We may penetrate our customers’ roofs during the solar system installation process, and we may incur liability for the failure to adequately weatherproof such penetrations following the completion of installation of solar energy systems. In addition, because our solar energy systems and energy storage systems are high-voltage energy systems, we may incur liability for our failure to comply with electrical standards and manufacturer recommendations. Furthermore, prior to obtaining permission to operate our solar energy systems and energy storage systems, the systems must pass various inspections. Any delay in passing, or inability to pass, such inspections, would adversely affect our results of operations. Because our profit on a particular solar energy system and energy storage system, if applicable, is based in part on assumptions as to the ongoing cost of the related solar energy system and energy storage system, if applicable, cost overruns, delays or other execution issues may cause us to not achieve our expected results.

SJ US is subject to risks associated with construction, regulatory compliance and other contingencies.

SJ US’s ability to market, design, construct and install roofing, roof top solar energy systems and energy storage system is dependent on its ability to obtain the required licenses to perform such installation. There is no guarantee that SJ US is able to consistently apply for, obtain and maintain such licenses in all the jurisdictions that it operates, as well as other authorizations from various regulatory authorities and abide by their respective conditions and requirements. The marketing and installation of roofing, solar energy systems and energy storage systems is subject to oversight and regulation in accordance with national, state and local laws and ordinances relating to consumer protection, building, fire and electrical codes, professional codes, safety, environmental protection, utility interconnection and metering, and related matters. We also rely on certain of our dealers and third-party contractors to obtain and maintain permits and professional licenses, including as contractors. A failure by us to obtain necessary permits or encounter delays in obtaining or renewing such permits, or to use properly licensed employees or third party contractors could adversely affect our operations in those jurisdictions. Furthermore, we may become subject to similar regulatory requirements in some jurisdictions in which we operate. It is difficult and costly to track the requirements of every authority with jurisdiction over our operations. Regulatory authorities may impose new government regulations or utility policies, change existing government regulations or utility policies, may seek expansive interpretations of existing regulations or policies pertaining to our services or may initiate associated investigations or enforcement actions or impose penalties or reject our systems. Any of these factors may result in regulatory and/or civil litigation, significant additional expenses to us or our customers or cause delays in our ability to originate new sales. As a result, this could cause a significant reduction in demand for our services or otherwise adversely affect our business, financial condition and results of operations.

Compliance with occupational safety and health requirements and best practices can be costly, and noncompliance with such requirements may result in potentially significant monetary penalties, operational delays and adverse publicity.

The installation and ongoing operations and maintenance of roofing or roof-top solar systems requires individuals hired by us or third-party contractors, including our employees, to work at heights with complicated and potentially dangerous electrical systems.

The evaluation and modification of buildings as part of the installation process requires these individuals to work in locations that may contain potentially dangerous levels of asbestos, lead, mold or other materials known or believed to be hazardous to human health. There is substantial risk of serious injury or death if proper safety procedures are not followed. Our operations are subject to regulation OSHA and equivalent state and local laws. Changes to OSHA requirements, or stricter interpretation or enforcement of existing laws or regulations, could result in increased costs. If we fail to comply with applicable OSHA, even if no work-related serious injury or death occurs, we may be subject to civil or criminal enforcement and be required to pay substantial penalties, incur significant capital expenditures or suspend or limit operations. Because individuals hired by us or on our behalf to perform installation and ongoing operations and maintenance of our solar energy systems and energy storage systems, including our dealers and third-party contractors, are compensated on a per project basis, they are incentivized to work more quickly than installers that are compensated on an hourly basis. While we have not experienced a high level of injuries to date, this incentive structure may result in higher injury rates than others in the industry and could accordingly expose us to increased liability. Individuals hired by or on behalf of us may have workplace accidents and receive citations from OSHA regulators for alleged safety violations, resulting in fines. Any such accidents, citations, violations, injuries or failure to comply with industry best practices may subject us to adverse publicity, damage our reputation and competitive position and adversely affect our business. A failure to comply with laws and regulations relating to interactions by us or our dealers with current or prospective residential customers could result in negative publicity, claims, investigations and litigation, and adversely affect our financial performance.

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Our business substantially focuses on transactions with residential customers. We must comply with numerous federal, state and local laws and regulations that govern matters relating to interactions with residential consumers, including those pertaining to consumer protection, marketing and sales, privacy and data security, consumer financial and credit transactions, mortgages and refinancing, home improvement contracts, warranties and various means of customer solicitation. These laws and regulations are dynamic and subject to potentially differing interpretations, and various federal, state and local legislative and regulatory bodies may initiate investigations, expand current laws or regulations, or enact new laws and regulations, regarding these matters. Changes in these laws or regulations or their interpretation could dramatically affect how we and our dealers do business, acquire customers, and manage and use information collected from and about current and prospective customers and the costs associated therewith.

We strive to comply with all applicable laws and regulations relating to interactions with residential customers. It is possible, however, that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our customary practices.

Damage to our brand and reputation, or change or loss of use of our brand, could harm our business and results of operations.

We depend significantly on our reputation for high-quality products, excellent customer service and the brand name “Solar Juice,” “Opal,” “Solar4America,” or “Roofs 4 America” to attract new customers and grow our business. If SJ Australia fails to continue to deliver solar and other energy components timely, if SJ US damage any of our customers’ properties or delay or cancel projects, our brand and reputation could be significantly impaired. Future technological improvements may allow us to offer lower prices or offer new technology to new customers; however, technical limitations in our current solar energy systems and energy storage systems may prevent us from offering such lower prices or new technology to our existing customers. The inability of our current customers to benefit from technological improvements could cause our existing customers to lower the value they perceive our existing products offer and impair our brand and reputation.

In addition, given the sheer number of interactions our consumer business has with customers and potential customers, it is inevitable that some customers’ and potential customers’ interactions with our company or dealers operating on our behalf will be perceived as less than satisfactory. These could lead to instances of customer complaints which could affect our ratings on websites and social media platforms. If we cannot manage our hiring and training processes to avoid or minimize these issues to the extent possible, our reputation may be harmed and our ability to attract new customers would suffer.

We face competition from traditional energy companies as well as solar and other renewable energy companies.

The solar energy industry is highly competitive and continually evolving, as participants strive to distinguish themselves within their markets and compete with large utilities. We believe that our competitors include established utilities that supply energy to homeowners by traditional means. We compete with these utilities primarily based on price, predictability of price, and the ease by which homeowners can switch to electricity generated by our solar service offerings. If we cannot offer compelling value to customers based on these factors, then our business and revenue will not grow. We also compete with traditional installers who face similar challenges.

The production of solar energy depends heavily on suitable meteorological and environmental conditions. If meteorological or environmental conditions are unexpectedly unfavorable, the electricity production from our solar service offerings may be below our customers’ expectations, reducing the attractiveness of our offerings compared with traditional energy suppliers.

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We also face competition from other residential solar service providers. Many of these competitors have a higher degree of brand name recognition, differing business and pricing strategies, and greater capital resources than we have, as well as extensive knowledge of our target markets. If we are unable to establish or maintain a consumer brand that resonates with customers, maintain high customer satisfaction, or compete with the pricing offered by our competitors, our sales and market share position may be adversely affected, as our growth is dependent on originating new customers. We also face competitive pressure from companies that may offer lower-priced consumer offerings than we do.

In addition, we compete with companies that are not regulated like traditional utilities but that have access to the traditional utility electricity transmission and distribution infrastructure. These power service companies are able to offer customers electricity supply-only solutions that are competitive with our solar service offerings on both price and usage of solar energy technology. This may limit our ability to attract customers, particularly those who wish to avoid long-term contracts or have an aesthetic or other objection to putting solar panels on their roofs.

Furthermore, we face competition from purely finance-driven nonintegrated competitors that subcontract out the installation of solar energy systems, from installation businesses (including solar partners) that seek financing from external parties, from large construction companies, and from electrical and other roofing companies. In addition, local installers that might otherwise be viewed as potential solar partners may gain market share by being able to be the first providers in new local markets. Some of these competitors may provide energy at lower costs than we do. Finally, as declining prices for solar panels and related equipment has resulted in an increase in consumers’ purchasing, instead of leasing, solar systems, we face competition from companies that offer consumer loans for these solar panel purchases.

As the solar industry grows and evolves, we will continue to face existing competitors as well as new competitors who are not currently in the market (including those resulting from the consolidation of existing competitors) that achieve significant developments in alternative technologies or new products such as storage solutions, loan products, or other programs related to third-party ownership. Our failure to adapt to changing market conditions, to compete successfully with existing or new competitors and to adopt new or enhanced technologies could limit our growth and have a material adverse effect on our business and prospects.

A material drop in the retail price of utility-generated electricity or electricity from other sources could reduce the desirability of our solar power products, potentially our prospects.

Customer decisions to buy our solar energy systems are impacted by electricity costs. Decreases in the retail prices of electricity from utilities or other energy sources would harm our ability to offer competitive pricing and could harm our business. The price of electricity from utilities could decrease as a result of:

•	the construction of a significant number of new power generation plants, including nuclear, coal, natural gas or renewable energy technologies;
•	the construction of additional electric transmission and distribution lines;
•	reductions in prices of natural gas or other natural resources;
•	energy conservation technologies and public initiatives to reduce electricity consumption;
•	development of new energy technologies that provide less expensive energy, including storage; or
•	utility rate adjustments and customer class cost reallocation.

A reduction in utility electricity prices would make the purchase of our solar service offerings less attractive. If the retail price of energy available from utilities were to decrease due to any of these or other reasons, we would be at a competitive disadvantage. As a result, we may be unable to attract new customers and our growth would be limited.

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Changes to net metering and related policies may significantly reduce demand for electricity from our solar service offerings.

As of December 31, 2020, a substantial majority of states have adopted net metering policies. Net metering policies are designed to allow homeowners to serve their own energy loads using on-site generation. Electricity that is generated by a solar energy system and consumed on-site avoids a retail energy purchase from the applicable utility, and excess electricity that is exported back to the electric grid generates a retail credit within a homeowner’s monthly billing period. At the end of the monthly billing period, if the homeowner has generated excess electricity within that month, the homeowner typically carries forward a credit for any excess electricity to be offset against future utility energy purchases. At the end of an annual billing period or calendar year, utilities either continue to carry forward a credit, or reconcile the homeowner’s final annual or calendar year bill using different rates (including zero credit) for the exported electricity.

Utilities, their trade associations, and fossil fuel interests in the country are currently challenging net metering policies, and seeking to eliminate them, cap them, reduce the value of the credit provided to homeowners for excess generation, or impose charges on homeowners that have net metering. For example, on April 14, 2020, the New England Ratepayers Association filed a petition with FERC, asking it to assert exclusive federal jurisdiction over state net metering programs. Such a declaratory order, if granted, would have encouraged legal challenges to state net metering programs and could have reduced the bill credits customers receive for the electricity they export to the grid. On July 16, 2020, FERC dismissed the petition unanimously on procedural grounds, but at least one commissioner indicated that FERC could revisit its jurisdiction over net metering.

California’s Public Utilities Commission (“CPUC”) has made changes to rate design for solar customers, such as adopting "time of use" rates with different electricity prices during peak and off peak hours, as well as modifications to the minimum bill for solar customers. The CPUC is revisiting its net metering policy in a proceeding that began in the third quarter of 2020 and is expected to conclude near the end of 2021 and not take effect until sometime in 2022. The California investor-owned utilities, along with other parties, are seeking to reduce the level of compensation for customer-owned generation and to impose grid access fees on solar customers. Similarly, certain California municipal utilities, which are not regulated by the CPUC and would not be governed by the CPUC's net metering policy, have also announced they plan to review their net metering policies.

Electric utility statutes and regulations and changes to such statutes or regulations may present technical, regulatory and economic barriers to the purchase and use of our solar service offerings that may significantly reduce demand for such offerings.

Federal, state and local government statutes and regulations concerning electricity heavily influence the market for our solar service offerings and are constantly evolving. These statutes, regulations, and administrative rulings relate to electricity pricing, net metering, consumer protection, incentives, taxation, competition with utilities, and the interconnection of homeowner-owned and third party-owned solar energy systems to the electrical grid. These statutes and regulations are constantly evolving. Governments, often acting through state utility or public service commissions, change and adopt different rates for residential customers on a regular basis and these changes can have a negative impact on our ability to deliver savings, or energy bill management, to customers.

In addition, many utilities, their trade associations, and fossil fuel interests in the country, which have significantly greater economic, technical, operational, and political resources than the residential solar industry, are currently challenging solar-related policies to reduce the competitiveness of residential solar energy. Any adverse changes in solar-related policies could have a negative impact on our business and prospects.

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Regulations and policies related to rate design could deter potential customers from purchasing our solar service offerings, reduce the value of the electricity our systems produce, and reduce any savings that our customers could realize from our solar service offerings.

All states regulate investor-owned utility retail electricity pricing. In addition, there are numerous publicly owned utilities and electric cooperatives that establish their own retail electricity pricing through some form of regulation or internal process. These regulations and policies could deter potential customers from purchasing our solar service offerings. For example, some utilities in states such as Arizona and Utah have sought and secured rate design changes that reduce credit for residential solar exports to below the retail rate and impose new charges for rooftop solar customers. Utilities in additional states may follow suit. Such rate changes can include changing rates to charge lower volume-based rates—the rates charged for kilowatt hours of electricity purchased by a residential customer—while raising unavoidable fixed charges that homeowners are subject to when they purchase solar energy from third parties and levying charges on homeowners based on their point of maximum demand during a month (referred to as “demand charge”). For example, the Arizona Public Service Company offers residential demand charge rate plans, and, if our solar customers have subscribed to those plans, they may not realize typical savings from our offerings. These forms of rate design could adversely impact our business by reducing the value of the electricity our solar energy systems produce compared to retail net metering, and reducing any savings customers realize by purchasing our solar service offerings. These proposals could continue or be replicated in other states. In addition to changes in general rates charged to all residential customers, utilities are increasingly seeking solar-specific charges (which may be fixed charges, capacity-based charges, or other rate charges). Any of these changes could materially reduce the demand for our offerings and could limit the number of markets in which our offerings are competitive with electricity provided by the utilities.

Interconnection limits or circuit-level caps imposed by regulators may significantly reduce our ability to sell our solar service offerings in certain markets or slow interconnections.

Interconnection rules establish the circumstances in which rooftop solar will be connected to the electricity grid. Interconnection limits or circuit-level caps imposed by regulators may curb our growth in key markets. Utilities throughout the country have different rules and regulations regarding interconnection and some utilities cap or limit the amount of solar energy that can be interconnected to the grid. Our systems do not provide power to customers until they are interconnected to the grid.

Interconnection regulations are based on claims from utilities regarding the amount of solar energy that can be connected to the grid without causing grid reliability issues or requiring significant grid upgrades. Some states require the activation of some advanced inverter functionality to head off presumed grid reliability issues, which may require more expensive equipment and more oversight of the operation of the solar energy systems over time. As a result, these regulations may hamper our ability to sell our offerings in certain markets and increase our costs, adversely affecting our business, operating results, financial condition, and prospects. These advanced functions will become more commonplace as regions start to require 1547-2018 inverters, with activation of some advanced functions starting January 2022 in Colorado and Arizona, with more to follow.

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We depend on a limited number of suppliers of solar panels, batteries, and other system components to adequately meet anticipated demand for our solar service offerings. Any shortage, delay or component price change from these suppliers, or the acquisition of any of these suppliers by a competitor, could result in sales and installation delays, cancellations, and loss of market share.

We purchase solar panels, inverters, batteries, and other system components from a limited number of suppliers, making us susceptible to quality issues, shortages and price changes. If we fail to develop, maintain and expand our relationships with these or other suppliers, we may be unable to adequately meet anticipated demand for our solar service offerings, or we may only be able to offer our systems at higher costs or after delays. If one or more of the suppliers that we or our solar partners rely upon to meet anticipated demand ceases or reduces production, we may be unable to quickly identify alternate suppliers or to qualify alternative products on commercially reasonable terms, and we may be unable to satisfy this demand.

In particular, there is a limited number of suppliers of inverters, which are components that convert electricity generated by solar panels into electricity that can be used to power the home. For example, once we design a system for use with a particular inverter, if that type of inverter is not readily available at an anticipated price, we may incur delays and additional expenses to redesign the system.

Similarly, there is a limited number of suppliers of batteries. Once we design a system for use with a particular battery, if that type of battery is not readily available from our supplier, we may incur delays and additional expenses to install the system or be forced to redesign the system.

The pandemic of a novel coronavirus (COVID-19) has resulted in a widespread health crisis that has adversely affected the economies and financial markets worldwide. Government efforts to contain the spread of the coronavirus through lockdowns of cities, business closures, restrictions on travel and emergency quarantines, among others, and responses by businesses and individuals to reduce the risk of exposure to infection, including reduced travel, cancellation of meetings and events, and implementation of work-at-home policies, among others, have caused significant disruptions to the global economy and normal business operations across a growing list of sectors and countries. Our operation results may be significantly impacted by continuous or new lockdown or similar policies adopted by the jurisdictions that we operate in.

Our operating results substantially depend on revenues derived from SJ Australian’s trading of PV components and SJ US’s installation activities. As the COVID-19 spread continues, the measures implemented to curb the spread of the virus have resulted in supply chain disruptions, insufficient work force and suspended manufacturing and construction works for solar industry. One or more of our customers, partners, service providers or suppliers may experience financial distress, delayed or defaults on payment, file for bankruptcy protection, sharp diminishing of business, or suffer disruptions in their business due to the outbreak. These preventative measures have also impacted our daily operations. The efforts enacted to control COVID-19 have placed heavy pressure on our marketing and sales activities. Moreover, due to the decrease in prices of crude oil, the demand for solar energy can decrease in the near future. We continue to assess the related risks and impacts COVID-19 pandemic may have on our business and our financial performance. In light of the rapidly changing situation across different countries and regions, it remains difficult to estimate the duration and magnitude of COVID-19 impact. Until such time as the COVID-19 pandemic is contained or eradicated and global business return to more customary levels, our business and financial results may be materially adversely affected.

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RISKS RELATING TO OUR ORDINARY SHARES AND THIS OFFERING

There has been no prior public market for our ordinary shares, and an active, liquid and orderly trading market for our ordinary shares may not develop or be maintained in the United States, which could limit your ability to sell our ordinary shares.

There has been no public market for our ordinary shares in the United States. Although we have applied to list our ordinary shares on the Nasdaq Capital Market, an active U.S. public market for our ordinary shares may not develop or be sustained after this offering. If an active market does not develop, you may experience difficulty selling the ordinary shares that you purchase in this offering.

Our ordinary share price may be volatile after this offering and, as a result, you could lose a significant portion or all of your investment.

The market price of the ordinary shares on the Nasdaq Capital Market may fluctuate after listing as a result of several factors, including the following:

•	variations in our operating results;

•	changes in financial estimates by securities analysts;

•	announcements made by us or our competitors;

•	the depth and liquidity of the market for our shares;

•	additions to or departures of, our executive officers and other members of our senior management;

•	release or expiration of lock-up or other transfer restrictions on our shares;

•	sales or anticipated sales of additional shares; and

•	the general economy and other factors.

Furthermore, the stock markets often experience significant price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions or interest rate changes may cause the market price of ordinary shares to decline.

As a foreign private issuer, we are subject to different U.S. securities laws and the Nasdaq Capital Market governance standards than domestic U.S. issuers. This may afford less protection to holders of our ordinary shares, and you may not receive corporate and company information and disclosure that you are accustomed to receiving or in a manner in which you are accustomed to receiving it.

As a “foreign private issuer” for U.S. securities laws purposes, the rules governing the information that we will be required to disclose differ materially from those governing U.S. corporations pursuant to the Exchange Act. The periodic disclosure required of foreign private issuers is more limited than that required of domestic U.S. issuers and there may therefore be less publicly available information about us than is regularly published by or about U.S. public companies For example, we will not be required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence and our quarterly (should we provide them) or current reports may contain less or different information than required under U.S. filings. In addition, as a foreign private issuer, we will be exempt from the proxy rules under Section 14 of the Exchange Act, and proxy statements that we distribute will not be subject to review by the SEC. Our exemption from Section 16 rules under the Exchange Act regarding sales of ordinary shares by our insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. As a result, you may not have all the data that you are accustomed to having when making investment decisions. Also, our officers, directors and principal shareholder are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder with respect to their purchases and sales of our ordinary shares.

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Moreover, as a foreign private issuer, we will be exempt from complying with certain corporate governance requirements of the Nasdaq Stock Market applicable to a U.S. issuer, including the requirement that a majority of our board of directors consist of independent directors. In addition, as an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance listing standards. As the corporate governance standards applicable to us are different than those applicable to domestic U.S. issuers, you may not have the same protections afforded under U.S. law and the Nasdaq Stock Market as shareholders of companies that do not have such exemptions.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We could cease to be a foreign private issuer if a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher than costs we incur as a foreign private issuer, which could have a material adverse effect on our business and financial results.

Sales of a substantial number of our ordinary shares in the public market by our existing shareholder could cause our share price to fall.

Sales of a substantial number of our ordinary shares in the public market, or the perception that these sales might occur, could depress the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our ordinary shares. All of the ordinary shares owned by our existing shareholder are subject to lock-up agreements with the underwriters of this offering that restrict the shareholder’s ability to transfer our ordinary shares for at least twelve months from the date of this prospectus. Substantially all of our outstanding ordinary shares will become eligible for unrestricted sale upon expiration of the lock-up period, as described in the section of this prospectus entitled “Shares Eligible for Future Sale.” In addition, ordinary shares issued or issuable upon exercise of options and warrants vested as of the expiration of the lock-up period will be eligible for sale at that time. Sales of ordinary shares by these shareholders could have a material adverse effect on the trading price of our ordinary shares.

If you purchase our ordinary shares in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The initial public offering price is substantially higher than the net tangible book value per share of our ordinary shares. Investors purchasing ordinary shares in this offering will pay a price per share that substantially exceeds the net tangible book value of our ordinary shares. As a result, investors purchasing ordinary shares in this offering will incur immediate dilution of $[●] per share, based on the initial public offering price of $[●] per share (the midpoint of the price range set forth on the cover page of this prospectus) and our net tangible book value as of December 31, 2020. As a result of this dilution, investors purchasing shares in this offering may receive significantly less than the purchase price paid in this offering in the event of liquidation. For more information, please refer to the section of this prospectus entitled “Dilution.”

Future issuance of additional ordinary shares could cause dilution of ownership interests and adversely affect our stock price.

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders or result in downward pressure on the price of our ordinary shares

Shares eligible for future sale may depress our stock price.

As of the date of this prospectus, there were 100,000,000 ordinary shares outstanding. Sales of ordinary shares under Rule 144 or another exemption under the Securities Act or pursuant to a registration statement could have a material adverse effect on the price of the ordinary shares and could impair our ability to raise additional capital through the sale of equity securities.

We may issue preferred shares with greater rights than our ordinary shares.

As of the date of this prospectus, there were no preferred shares outstanding. Our articles of association authorize our board of directors to issue one or more series of preferred shares and set the terms of the preferred shares without seeking any further approval from our shareholders. Any preferred shares we may issue may rank ahead of our ordinary shares, in terms of dividends, liquidation rights and voting rights.

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SPI Energy Co., Ltd. (“SPI”), our controlling shareholder, engages in a variety of businesses, may not be aligned with the interests of our other shareholders.

Currently, SolarJuice Co., Ltd is owned 100% by SPI, and, immediately following this offering, SPI will continue to own a majority of our outstanding shares. SPI will have significant influence over our business and affairs, including in electing our board of directors, decisions in respect of mergers or other business combinations, acquisition or disposition of assets, issuance of additional shares or other equity securities, timing and amount of dividend payments, and our management. Without SPI’s consent, we could be prevented from entering into transactions that could be beneficial to us. This concentration of ownership may also discourage, delay, or prevent a change in control of our Company, which could deprive our shareholders of an opportunity to receive a premium for the shares as part of a sale of our Company and may significantly reduce the price of our shares.

We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are, and, upon completion of this offering, we will continue to be a “controlled company,” as defined under the Nasdaq Stock Market rules, because SPI holds, and will continue to own, more than 50% of our voting power. For as long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from the obligation to comply with certain corporate governance requirements, including:

•	the requirement that our director nominees must be selected or recommended solely by independent directors; and

•	the requirement that we have a corporate governance and nominating committee, composed entirely of independent directors, with a written charter addressing the committee’s purpose and responsibilities.

As a result, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the Nasdaq Stock Market rules, if we use these exemptions. We currently intend to not rely on the controlled company exemptions.

We will have discretion in applying a portion of the net proceeds of this offering and may not use these proceeds in ways that will enhance the market value of our ordinary shares.

Our management will have considerable discretion in the application of the proceeds received by us from this offering. We intend to use the net proceeds of this offering for working capital and general corporate purposes. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our profitability or increase our share price. The net proceeds from this offering may also be placed in investments that do not produce income or that lose value. Future issuances of capital stock may depress the trading price of our ordinary shares. Any issuance of our ordinary shares after this offering could dilute the interests of our existing stockholders and could substantially decrease the trading price of our ordinary shares. We may issue additional ordinary shares in the future for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions, strategic collaborations or other transactions).

Sales of a substantial number of our ordinary shares in the public market could depress the market price of our ordinary shares, and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our ordinary shares or other equity-related securities would have on the market price of our ordinary shares.

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If securities or industry analysts do not publish or cease publishing research reports about us, if they adversely change their recommendations regarding our ordinary shares or if our operating results do not meet their expectations, the price of our ordinary shares could decline.

The trading market for our ordinary shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. Securities and industry analysts currently publish limited research on us. If there is limited or no securities or industry analyst coverage of our company, the market price and trading volume of our ordinary shares would likely be negatively impacted. Moreover, if any of the analysts who may cover us downgrade our ordinary shares, provide more favorable relative recommendations about our competitors or if our operating results or prospects do not meet their expectations, the market price of our ordinary shares could decline. If any of the analysts who may cover us were to cease coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

As an “emerging growth company” under the JOBS Act, we are allowed to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC, which could undermine investor confidence in our company and adversely affect the market price of our ordinary shares.

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies” including:

•	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	not being required to comply with the auditor attestation requirements for the assessment of our internal control over financial reporting provided by Section 404 of the Sarbanes-Oxley Act of 2002;

•	not being required to comply with any requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and our financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	not being required to hold a nonbinding advisory vote on executive compensation or seek shareholder approval of any golden parachute payments not previously approved.

We intend to take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period.

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We will incur significantly increased costs as a result of becoming a public company in the United States.

As a public company in the United States, we will incur significant legal, accounting, insurance and other expenses that we have not previously incurred, including costs associated with U.S. public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act of 2002 and the Dodd Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC and the Nasdaq.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take actions against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors will have discretion, under the Memorandum and Articles of Association, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or our controlling shareholder than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act (Revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share and Governing Documents—Differences in Corporate Law”.

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SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus contains many statements that are “forward-looking” and uses forward-looking terminology such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “future,” “intend,” “may,” “ought to,” “plan,” “possible,” “potentially,” “predicts,” “project,” “should,” “will,” “would,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainty, both in general and specifically. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date of this prospectus, any or all of those assumptions could prove to be inaccurate. As a result, the forward-looking statements based on those assumptions could also be incorrect. The forward-looking statements in this prospectus include, without limitation, statements relating to:

•	our goals and strategies;

•	our future business development, results of operations and financial condition;

•	projected revenues, profits, earnings and other estimated financial information;

•	our planned use of proceeds;

•	governmental policies regarding our industry; and

•	market acceptance of solar energy.

These risks and uncertainties are not exhaustive. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. The forward-looking statements contained in this prospectus speak only as of the date of this prospectus or, if obtained from third-party studies or reports, the date of the corresponding study or report, and are expressly qualified in their entirety by the cautionary statements in this prospectus. Since we operate in an emerging and evolving environment and new risk factors and uncertainties emerge from time to time, you should not rely upon forward-looking statements as predictions of future events. Except as otherwise required by the securities laws of the United States, we undertake no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

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USE OF PROCEEDS

We estimate that our net proceeds from this offering, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, will be approximately $[74.4] million, based on an assumed initial public offering price of $[4.00] per ordinary share which represents the mid-point of the estimated range of the initial public offering price shown on the cover page of this prospectus.

We intend to use the net proceeds from this offering for working capital and general corporate purposes and as follows:

•	Expand our US roof and solar system installation business by hiring new sales staff, opportunistically purchase in bulk to lower material costs and continuously invest in our CRM/ERP system. We expect to invest approximately $5.0 million for this purpose.
•	Expand our distribution business in Australia and other countries by funding the working capital needed to establish inventory levels that can support the growth. We expect to invest approximately $5.0 million for this purpose.
•	Establish US assembly factory for panels and batteries so that we can offer a “made in US” option to clients. We plan to build a 500 MW panel assembly factory with leased space and industry leading machinery that we plan to purchase from Asia. We will invest in new staff hiring and training, as well as raw material purchases. We expect to invest approximately $7.0 million for this purpose.
•	Invest in sales and marketing to establish brand equities in our “Solarjuice,” “Opal,” “Solar4America,” and “Roofs 4 America” brands. We expect to invest approximately $3.0 million for this purpose.
•	Other general corporate purposes. We expect to invest all the rest of offering net proceeds for this purpose.

DIVIDEND POLICY

We have not declared or paid any dividends on our ordinary shares. We intend to retain any earnings for use in our business and do not currently intend to pay cash dividends on our ordinary shares. Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

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CAPITALIZATION

The following table, should be read in conjunction with the audited consolidated financial statements included in this prospectus, sets forth our capitalization as of December 31, 2020, and as adjusted as described below and as adjusted basis to give effect to the issuance and sale of [20,000,000] ordinary shares at the offering price of $[4.00] per share, after deducting underwriters’ fees and expenses and estimated offering expenses.

	As of December 31, 2020 (USD ‘000)
	Actual	As adjusted (1)

Cash and cash equivalents (1)	$14,824	$88,624
Accounts receivable, net	9,641	9,641
Total Current liabilities	16,955	16,955
Shareholders’ equity:
Ordinary shares, par value $0.00001, 5,000,000,000 shares authorized, 100,000,000 issued and outstanding, as adjusted, respectively	$1	$1
Subscription receivable	$(1)	$(1)
Additional paid in capital (1)	$31,141	$104,941
Accumulated other comprehensive loss	125	125
Accumulated deficit	(7,709)	(7,709)
Non-controlling interest	$3,615	$3,615
Total shareholders’ (deficit) equity	$27,172	$100,972
Total capitalization (1)	$27,172	$100,972

(1)	Pro forma additional paid in capital reflects the net proceeds we expect to receive, after deducting underwriting fee, underwriter expense allowance and other expenses. We expect to receive net proceeds of approximately $73.8 million (offering proceeds of $80.0 million, less underwriting discounts of $5.6 million, and offering expense of $0.6 million).

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DILUTION

If you invest in our ordinary shares in this offering, your interest will be diluted immediately to the extent of the difference between the offering price per ordinary share you will pay in this offering and the as adjusted net tangible book value per share of our ordinary shares after giving effect to this offering. Our historical net tangible book value as of December 31, 2020 was approximately $[__________], or $[__________] per share. Historical net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of our ordinary shares outstanding on December 31, 2020.

After giving effect to the assumed sale of our ordinary shares in the aggregate amount of $[__________] in this offering at an assumed offering price of $[______] per share, which is the average of the high and low prices of the range set forth on the cover of this prospectus, and after deducting estimated offering commissions and expenses payable by us, our net tangible book value as of December 31, 2020, would have been approximately $[__________], or $[______] per share. This represents an immediate increase in as adjusted net tangible book value per share of $[______] to existing stockholders and immediate decrease of $[______] per share in as adjusted net tangible book value per share to new investors participating in this offering. The following table illustrates this per share dilution to investors participating in this offering:

Offering price per share	$
Net tangible book value per share as of December 31, 2020	$
Dilution per share attributable to new investors	$
As adjusted net tangible book value per share after this offering	$
Increase per share to existing investors	$

The above discussion and table are based on [__________] ordinary shares outstanding as of December 31, 2020, which excludes [*] shares issued at a price of $[*] per share.

To the extent that any of our outstanding options or warrants are exercised and any of our outstanding convertible securities are converted, additional options or other awards are issued under our equity incentive plans or we otherwise issue additional ordinary shares in the future at a price less than the offering price, there may be further dilution to new investors purchasing our ordinary shares in this offering.

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EXCHANGE RATE INFORMATION

We are subject to risks associated with foreign currency exchange rates, fluctuations of which may negatively affect our revenue, cost of goods sold and gross margins and could result in exchange losses. We operate in several jurisdictions including Australia, New Zealand, other Pacific countries and the US, and our local operations are generally conducted in the functional currency of the home jurisdiction. A significant portion of our product suppliers is sourced from Asia. Thus, we deal on a regular basis in several currencies concurrently, which exposes us to significant currency exchange risks. Any increased costs or reduced revenue as a result of foreign exchange rate fluctuations could adversely affect our profit margins. The fluctuation of foreign exchange rates also affects the value of our monetary and other assets and liabilities denominated in local currencies. Generally, an appreciation of the U.S. dollar against the relevant local currencies could result in a foreign exchange loss for assets denominated in such local currencies and a foreign exchange gain for liabilities denominated in such local currencies. Conversely, a devaluation of the U.S. dollar against the relevant local currencies could result in a foreign exchange gain for assets denominated in such local currencies and a foreign exchange loss for liabilities denominated in such local currencies. We may also expand into other emerging markets in Pacific or Americas, some of which may have an uncertain regulatory environment relating to currency policy. Conducting business in such emerging markets could increase our exposure to foreign exchange risks. We have not entered into any hedging transactions to reduce the foreign exchange risks, but may do so in the future when appropriate. However, if we decide to hedge our foreign exchange exposure in the future, we cannot assure that we will be able to reduce our foreign currency risk exposure in an effective manner, at reasonable costs, or at all.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands in order to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to:

•	The Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors as compared to the United States; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

We have appointed Ning Cai, our Chief Financial Officer, as our agent for service of process in the United States with respect to any action brought against us in the United States District Court for the Southern District of New York under the securities laws of the United States or any State of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

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Carey Olsen Hong Kong LLP (“Carey Olsen”), our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Carey Olsen has informed us that it is uncertain whether the courts of the Cayman Islands will allow shareholders of our company to originate actions in the Cayman Islands based upon securities laws of the United States. In addition, there is uncertainty with regard to Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands.

Carey Olsen has further advised us that the courts of the Cayman Islands would recognize as a valid judgment a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that: (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

If SolarJuice Co. officers/directors are not located in U.S., describe extent to/basis on which other jurisdiction might not:

•	Recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	Entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

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SELECTED CONSOLIDATED FINANCIAL INFORMATION

You should read the following summary consolidated financial information in conjunction with our consolidated financial statements and related notes beginning on page F-1 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 43 in this prospectus.

	For the Years Ended December 31,
	2020	2019
In thousands
Consolidated Statements of Income Data:
Net sales	$113,505	$81,988
Cost of revenue	104,313	75,525
Gross profit	9,192	6,463
Operating expenses:
General and administrative	3,889	2,859
Sales, marketing and customer service	1,939	2,111
Provision for doubtful accounts	145	49
Total operating expenses	5,973	5,019
Operating income	3,219	1,444

Other income (expense):
Interest expense, net	(329)	(370)
Net foreign exchange gain (loss)	(1,390)	508
Others	(129)	(294)
Total other expense, net	(1,848)	(156)
Income before income taxes	1,371	1,288
Income tax expense	(424)	(259)
Income including noncontrolling interests	$947	$1,029
Less: Net income attributable to noncontrolling interests	184	110
Net income attributable to shareholder of Solar Juice Co., Ltd.	$763	$919

	As of December 31,
	2020	2019
In thousands
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	$14,824	$1,030
Current assets	42,251	26,303
Total assets	44,285	28,969
Current liabilities	16,955	19,773
Total liabilities	17,113	20,237
Total equity	27,172	8,732
Total liabilities and equity	44,285	28,969

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

A.	Operating Results

We provide solar photovoltaic (PV) based energy solutions for residential and small commercial markets in Australia and the United States. SJ Australia is a leading wholesaler of PV systems and components in Australia, and SJ US is an installer of roofing and roof-top solar energy systems in the US, as well as a developer and seller of PV related energy storage units and other devices.

Principal Factors Affecting Our Results of Operations

We believe that the following factors have had, and we expect that they will continue to have, a significant effect on the development of our business, financial condition and results of operations.

COVID-19

The novel coronavirus (COVID-19) pandemic has adversely affected the economies and financial markets worldwide. Government efforts to contain the spread of the coronavirus through lockdowns of cities, business closures, restrictions on travel and emergency quarantines, among others, and responses by businesses and individuals to reduce the risk of exposure to infection, including reduced travel, cancellation of meetings and events, and implementation of work-at-home policies, among others, have caused significant disruptions to normal business operations and the global economy.

Illnesses and measures implemented to curb the spread of the virus have resulted in disruption of our supply chains, work force deficiencies, and suspended construction activities. One or more of our customers, business partners, service providers, or suppliers may experience financial distress, delayed or defaults on payment, file for bankruptcy protection, sharp diminishing of business, or suffer disruptions in their business due to the outbreak. These preventative measures have also impacted our daily operations. The efforts enacted to control COVID-19 have placed heavy pressure on our ability to conduct in-person marketing and sales activities. We continue to assess the related risks and impacts COVID-19 pandemic may have on our business and our financial performance. In light of the rapidly changing situation across different countries and regions, it remains difficult to estimate the duration and magnitude of COVID-19 impact. Until such time as the COVID-19 pandemic is contained or eradicated and global business return to more customary levels, our business and financial results may be materially adversely affected.

Market Demand

As PV and energy storage technology advances and the average system costs decrease, in many cases the residential or small business owners of solar systems have effectively achieved grid parity for their systems. Aided by smart meter and virtual power plant technologies such systems can be an attractive alternative to electricity grid in many localities. We expect traditionally strong residential solar markets such as California and Australia to continue to grow, while we expect new growth from markets to emerge such as Florida, Texas and US Northeast. As the overall market grows we expect our costs of sales to decrease and our revenue and profitability to increase.

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Government Subsidies and Incentive Policies

Federal, state and local government bodies provide incentives to owners, end users, distributors, system integrators and manufacturers of solar energy systems to promote solar energy in the form of rebates, tax credits and other financial incentives such as system performance payments, payments for renewable energy credits associated with renewable energy generation and exclusion of solar energy systems from property tax assessments. These incentives enable us to lower the price we charge customers and to increase customer acceptance of solar energy. In particular, our US operation, which currently generates approximately 90% of its revenue from California, expects to benefit from a change in building code that, beginning in 2020, requires all new single-family homes to install solar systems. Multi-family homes below three stories also fall under this code. As a leading roofing company in California that is also a solar company, SJ US is well positioned to benefit from this new mandate. Approximately 18% of our home builder roofing contracts in California include a solar installation component.

Major government regulation that impacts SJ Australia includes Clean Energy Regulator Act 2011, Competition and Consumer Act 2010 and Clean Energy Council accreditation. The regulatory environment in Australia for solar industry has been generally stable in recent years.

Selected Statement of Operations Items

Revenue

Our revenues for the years ended December 31, 2020 and 2019 were mainly derived from sales of PV components, which include four major product types: solar panels, inverters, batteries and balance of system (“BoS”)/mounting components; in addition we sell other sundry materials under the Others category.

The following table sets forth a breakdown of our revenue by category of activities for the periods indicated. Our revenue growth of 38.4% from 2019 to 2020 was driven by the strong growth in the overall roof-top solar market (including both residential and small commercial buildings) in Australia, which increased from 2.2GW in 2019 to 3.0GW in 2020, per Clean Energy Council, and above industry-average growth in battery sales. Tesla Powerwall battery sales increased by 461% from 8.4MW to 39.0MW. In comparison, the residential energy storage market in Australia grew from 22,661 units installed in 2019 to 23,796 units in 2020, also per the Clean Energy Council.

	For the years ended December 31,
	2020		2019
	($ in thousands)
PV components	$112,442	99.1%	$80,940	98.7%
Others	1,063	0.9%	1,048	1.3%
	$113,505	100%	$81,988	100.0%

Cost of Goods Sold

During 2020 and 2019, our cost of goods sold consisted primarily of inventory costs. In the years ended December 31, 2020 and 2019, cost of goods sold were $104.3 million and $75.5 million, respectively. Gross margin grew slightly, from 7.9% to 8.1%, with increased revenue contribution from products with above average margins, such as BoS/mounting products and certain brands of batteries. We shifted more focus on higher profits from higher sales. Going forward, we plan to consciously limit our carrying and sales of products with below average margins to protect overall gross margin.

Operating Expenses

Operating expenses consist of general and administrative expenses, sales, marketing and customer service expenses, and provision for doubtful accounts.

General and administrative expenses. Our general and administrative expenses consist primarily of salaries, professional service fees, rent expense, and office supplies expenses. In the years ended December 31, 2020 and 2019, our general and administrative expenses were $3.9 million and $2.9 million, respectively, resulting from higher employee compensation and higher insurance cost. As a percentage of revenue our general and administrative expense decreased marginally from 3.5% in 2019 to 3.4% in 2020.

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Sales, marketing and customer service expenses. Our sales, marketing and customer service expenses consist primarily of salaries, storage and logistic expenses, and marketing expenses such as product information events and training sessions. In the years ended December 31, 2020 and 2019, our sales, marketing and customer service expenses were $1.9 million and $2.1 million, respectively, as we shifted offline events online after the onset of COVID-19. As a percentage of revenue sales expense decreased from 2.6% in 2019 to 1.7% in 2020.

Provision for doubtful accounts. In the years ended December 31, 2020 and 2019, provision for doubtful accounts were $145,000 and $49,000, respectively.

Other Income (Expense)

Other income (expense) includes interest expense, net foreign exchange gain, and others.

Interest expense. Interest expense arises from borrowings. In the years ended December 31, 2020 and 2019, interest expense were $330,000 and $370,000, respectively.

Net foreign exchange gain (loss). Foreign exchange gain and loss result mainly from foreign currency transactions. We recorded a foreign exchange loss of ($1.4 million), in 2020, and a foreign exchange gain of $0.5 million, in 2019.

Income Tax

Income before provision for income taxes is attributable to the following geographic locations for 2020 and 2019. There was no business activity in Hong Kong in 2020, as compared to a profit of $0.5 million in 2019 from sales of PV components by SJ HK, thus there was almost no tax liability in 2020:

	2020	2019
Australia	$1,343	$812
Hong Kong	28	476
	$1,371	$1,288

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains tax in the Cayman Islands. Payments of dividends and capital in respect of the Company’s shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Company’s shares, nor will gains derived from the disposal of the Company’s shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

Hong Kong

Our subsidiaries incorporated in Hong Kong were subject to the uniform tax rate of 8.25% for 2020 and 2019. They were exempted from the Hong Kong income tax on its foreign-derived income and there were no withholding taxes in Hong Kong on the remittance of dividends. No provision for Hong Kong tax has been made in our consolidated financial statements.

Critical Accounting Policies and Estimates

Principles of Consolidation

The consolidated financial statements include the financial statements of the Group, and its subsidiaries. All material inter-company transactions and balances have been eliminated upon consolidation. For consolidated subsidiaries where the Group’s ownership in the subsidiary is less than 100%, the equity interest not held by the Group is shown as noncontrolling interests.

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Revenue Recognition

On January 1, 2019, the Group adopted Accounting Standards Codification (“ASC”) No. 606, “Revenue from Contracts with Customers” (“ASC 606” or “Topic 606”) and applied the modified retrospective method to all contracts that were not completed as of January 1, 2019. The Group has determined that the impact of the transition to the new standard is immaterial to the Group’s revenue recognition model. Accordingly, the Group has not made any adjustments to opening retained earnings and revenues for the years ended December 31, 2019 and 2020 were presented under ASC 606.

The Group’s accounting practices under ASC Topic 606 are as followings:

Sale of PV components

The Group generates revenue from sales of PV components for the years ended December 31, 2020 and 2019.

Revenue on sale of PV components is recognized at a point in time following the transfer of control of such products to the customer, which typically occurs upon shipment or acceptance of the customer depending on the terms of the underlying contracts.

Other revenue

Other revenue primarily represents freight revenue for product shipments. Other revenue is recognized at a point in time following the transfer of control of such service to the customer, which typically occurs upon shipment of product or acceptance of the customer depending on the terms of the underlying contracts.

Disaggregation of revenues

The Group’s revenues are primarily from Australia. The Group disaggregates its revenue by its two primary categories: sales of PV components and other. The following is a summary of the Group’s disaggregated revenues for the years ended December 31, 2020 and 2019:

By revenue stream	For the year ended December 31, 2020

	Sales of PV components	Others	Total
Australia	$112,442	$1,063	$113,505

By revenue stream	For the year ended December 31, 2019

	Sales of PV components	Others	Total
Australia	$79,470	$1,048	$80,518
Hong Kong	1,470	–	1,470
Total	$80,940	$1,048	$81,988

Inventories

Inventories consist primarily of finished goods. Inventories are stated at the lower of cost or net realizable value (market value). Net realizable value is based on estimated selling prices less selling expenses. Adjustments to reduce the cost of inventory to net realizable value are made, if required, for estimated excess, obsolescence, or impaired balances.

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Accounts Receivables and Allowance for Doubtful Accounts

The Group grants open credit terms to credit-worthy customers. Accounts receivable are primarily related to sales of PV components. The Group maintains allowances for doubtful accounts. The Group regularly monitors and assesses the risk of not collecting amounts owed by customers. This evaluation is based upon a variety of factors, including an analysis of amounts current and past due along with relevant history and facts particular to the customer. The Group does not have any off-balance-sheet credit exposure related to its customers. Contractually, the Group may charge interest for extended payment terms and require collateral.

Income Taxes

The Group accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that some portion, or all, of a deferred tax asset will not be realized.

The Group recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, management presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. In addition, a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to be recognized in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. The Group’s tax liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of the tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Group records interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of income. No reserve for uncertainty tax position was recorded by the Group for the years ended December 31, 2020 and 2019.

Recent Accounting Pronouncements

Recently Adopted Accounting Standards

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes the amounts and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy and the valuation processes for Level 3 fair value measurements; modifies certain disclosure requirements in Topic 820; and require additional disclosures such as the range and weighted average of significant unobservable inputs used to develop Level 3 measurements etc. ASU No. 2018-13 is effective for us beginning in the first quarter of fiscal year 2020. We adopted this ASU as of January 1, 2020 and it did not have a material impact on our consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, which amends the current accounting guidance and requires the measurement of all expected losses based on historical experience, current conditions and reasonable and supportable forecasts. For trade receivables, loans, and other financial instruments, the Company will be required to use a forward-looking expected loss model that reflects losses that are probable rather than the incurred loss model for recognizing credit losses. The standard became effective for interim and annual periods beginning after December 15, 2019. Application of the amendments is through a cumulative-effect adjustment to retained earnings as of the effective date. We adopted this ASU as of January 1, 2020 and it did not have a material impact on our consolidated financial statements.

Accounting Pronouncements Issued But Not Yet Adopted

In December 2019, the FASB issued ASU No. 2019-12, Income taxes (Topic 740), Simplifying the Accounting for Income Taxes. This guidance amends ASC Topic 740 and addresses several aspects including 1) evaluation of step-up tax basis of goodwill when there is not a business combination, 2) policy election to not allocate consolidated taxes on a separate entity basis to entities not subject to income tax, 3) accounting for tax law changes or rates during interim periods, 4) ownership changes from equity method investment to subsidiary or vice versa, 5) elimination of exception to intra-period allocation when there is gain in discontinued operations and a loss from continuing operations, 6) treatment of franchise taxes that are partially based on income. The standard is effective for interim and annual periods beginning after December 15, 2022. We are evaluating the impact of this guidance on our consolidated financial statements and the impact is not expected to be material.

We do not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of income and cash flows.

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Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of income and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

		For the Years Ended December 31,
	2020	% of Sales	2019	% of Sales
In thousands
Consolidated Statements of Income Data:
Net sales	$113,505	100.0%	$81,988	100.0%
Cost of revenue	104,313	91.9%	75,525	92.1%
Gross profit	9,192	8.1%	6,463	7.9%
Operating expenses:
General and administrative	3,889	3.4%	2,859	3.5%
Sales, marketing and customer service	1,939	1.7%	2,111	2.6%
Provision for doubtful accounts	145	0.1%	49	0.1%
Total operating expenses	5,973	5.3%	5,019	6.1%
Operating income	3,219	2.8%	1,444	1.8%

Other income (expense):
Interest expense, net	(329)	-0.3%	(370)	-0.5%
Net foreign exchange gain (loss)	(1,390)	-1.2%1	508	0.6%
Others	(129)	-0.1%	(294)	-0.4%
Total other expense, net	(1,848)	-1.6%	(156)	-0.2%
Income before income taxes	1,371	1.2%	1,288	1.6%
Income tax expense	(424)	-0.4%	(259)	-0.3%
Income including noncontrolling interests	$947	0.8%	$1,029	1.3%
Less: Net income attributable to noncontrolling interests	184	0.2%	110	0.1%
Net income attributable to shareholder of SolarJuice Co., Ltd.	$763	0.7%	$919	1.1%

Comparison of the year ended December 31, 2020 to the year ended December 31, 2019

Net sales — Net sales were $113.5 million and $82.0 million for the years ended December 31, 2020 and 2019, respectively, representing an increase of $31.5 million or 38.4%. The increase in net sales resulted primarily from continuous growth in the residential solar market in Australia, as costs for solar components continued to decrease, and electricity generated by solar became increasingly affordable, in comparison to utility generated electricity. Compared to other countries Australian businesses such as solar installation and distribution industries have been less affected by COVID-19. In addition, demand for batteries increased in Australia, particularly for the Tesla Powerwall of which SJ is a leading distributor.

Gross profit — Gross profit increased to $9.2 million in 2020 from $6.5 million in 2019. Gross margins were stable at 8.1% and 7.9% for the years ended December 31, 2020 and 2019, respectively.

General and administrative expenses — General and administrative expenses were $3.9 million (3.4% of net sale) and $2.9 million (3.5% of net sales) for the years ended December 31, 2020 and 2019, respectively, representing an increase of $1.0 million, or 36.0%. The increase in our general and administrative expenses was mainly due to increases in employees’ salaries, insurance fees and professional services.

Sales, marketing and customer service expenses — Sales, marketing and customer service expenses were $1.9 million (1.7% of net sales) and $2.1 million (2.6% of net sales) for the years ended December 31, 2020 and 2019, respectively. Sales, marketing and customer service expenses decreased as a percentage of sales as we moved marketing activities from in person events to online videos, conferences and newsletters.

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Income tax expense — We had a provision for income taxes of $0.4 million (0.4% of net sales) and $0.3 million (0.3% of net sales) for the years ended December 31, 2020 and 2019, respectively.

Net income attributable to shareholder of SolarJuice Co., Ltd. — We generated net income of $0.8 million (0.7% of net sales) for the year ended December 31, 2020, representing a 17.0% decrease, compared to net income of $0.9 million (1.1% of net sales) for the year ended December 31, 2019. While our operating income increased 122.9% to $3.2 million in 2020 from $1.4 million in 2019, but foreign exchange rates changes, which generated a $0.5 million gain in 2019, resulted in a 2020 loss of $1.4 million, and increases in tax expenses and minority shareholders’ share of income resulted in a decrease in net income to shareholder.

B.	Liquidity and Capital Resources

Liquidity

A summary of the sources and uses of cash and cash equivalents for 2020 and 2019 is as follows:

	For the year ended December 31,
	2020	2019
Net cash provided by (used in) operating activities	$(2,592)	$942
Net cash generated from (used in) investing activities	(159)	28
Net cash generated from (used in) financing activities	16,524	(517)
Effect of exchange rate changes on cash	870	95
Net increase in cash and cash equivalents	$14,643	$548

As of December 31, 2020 and 2019, we had $14.8 million and $1.0 million, respectively, in cash and cash equivalents.

Operating Activities

Net cash used in operating activities was $2.6 million for the year ended December 31, 2020, the decrease of cash was primarily as a result of (i) change in inventory of $0.5 million, (ii) change in accounts payable of $4.9 million, (iii) change in amount due from related parties of $0.6 million; the decrease was partially offset by (i) net income of $1.0 million, (ii) change in accounts receivable of $0.9 million, and (iii) change in accrued liabilities and other liabilities of $1.0 million.

Net cash provided in operating activities was $0.9 million for the year ended December 31, 2019, the increase in cash was primarily as a result of (i) net income of $1.1 million, (ii) change in amount due from related parties of $0.7 million, (iii) change in accounts payable of $2.7 million; the increase was partially offset by (i) change in accounts receivable of $1.2 million, (ii) change in inventory of $1.7 million, (iii) change in prepaid expenses and other assets of $1.2 million.

Investing Activities

Net cash used in investing activities was $0.2 million for the year ended December 31, 2020, primarily as a result of purchase of property, plant and equipment.

Net cash generated from investing activities was $0.1 million for the year ended December 31, 2019, primarily as a result of net proceeds from purchase and disposal of property, plant and equipment.

Financing Activities

Net cash generated from financing activities was $16.5 million for the year ended December 31, 2020, from an equity funding of $16.0 million from SPI, our parent company, as we were looking for opportunities to launch operations in the United States, and we wanted to fund the growth of SJ Australia, net proceeds from borrowing of $0.3 million, and a capital injection from SJ Australia’s minority shareholders of $0.2 million.

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Net cash used in financing activities was $0.5 million for the year ended December 31, 2019, primarily as a result of net proceeds from borrowing.

Trend information

Our operating results substantially depend on revenues derived from our Australian subsidiary’s sales of PV components. As the COVID-19 spread continues, the measures implemented to curb the spread of the virus have resulted in supply chain disruptions, insufficient work force and suspended manufacturing and construction works for solar industry. In light of the rapidly changing situation across different countries and regions, it remains difficult to estimate the extent, duration and/or magnitude of COVID-19’s impact on our business. While SJ Australia’s business has not been significantly impacted to date by the COVID-19 lockdowns, given the globalized supply chain, recent flare-ups in COVID-19 infections in Asian and other countries have impacted the price and availability prospects of many PV products as well as shipping timing and costs, which create risks that may affect SJ Australia’s business.

Other than as disclosed elsewhere in this prospectus, we are not aware of any trends, uncertainties, demands, commitments or events for 2019 and 2020 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported consolidated financial information not necessarily to be indicative of future operating results or financial conditions.

Off-Balance Sheet Arrangements

Pursuant to the AIPA, SJ US entered into a factoring agreement with LSQ secured by the Petersen-Dean accounts receivables acquired by SJ US, and SJ US assumed DIP Obligations, in the aggregate amount of $11,000,000. SJ US’s obligations under the AIPA are additionally collateralized by all of the assets of SJ US. The interest rate charged to SJ US under the AIPA was 0.333% per day; but reduced to 0.25% per day, once the aggregate DIP Obligations were below $10,000,000, and once the aggregate DIP Obligations are below $5,000,000 the interest rate will be reduced to 0.222% per day. In March 2021, SJ US paid $3,000,000 to LSQ thereby reducing the balance of the DIP Obligations to below $8,000,000. SJ US used the proceeds of a term line of credit from a bank to pay the $3,000,000 to LSQ; the interest rate on this line of credit is 3.25% per annum. Using weekly collections proceeds, we reduced the balance of the DIP Obligations to approximately $6.0 million in June, 2021. We expect to continue to repay the LSQ line from accounts receivable collections, in particular, as we have increased the legal pressure on past Petersen-Dean clients who have used bankruptcy as a reason to delay payments on legacy Petersen-Dean accounts receivables. We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any other third parties. We have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. We do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

	Payment due by period
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
	($ in thousands)
Short-term borrowings	2,842	2,842	–	–	–
Operating lease obligations	431	258	173	–	–
Total	$3,273	$3,100	$173	$–	$–

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BUSINESS

Overview

We provide solar photovoltaic (“PV”) based energy solutions for residential and small commercial building markets in Australia, and in the United States. Through our two operating subsidiaries, SJ Australia and SJ US, we design, purchase, resell and install PV and related products to customers, and we are a roofing contractor. SJ Australia is a leading wholesaler of PV systems and components in Australia. SJ US is an installer of solar systems, energy storage solutions, and roofs in five states in the United States--California, Nevada, Texas, Colorado and Florida.

SJ Australia, our 80%-owned Australian subsidiary, distributes the most popular brands of solar PV panels, solar energy inverters, batteries and storage devices, other solar system components, and accessories to over 5,000 commercial customers located in every state and territory of Australia, and small amounts in New Zealand, and the Southeast Asian Pacific region. Established in September 2009, SJ Australia is one of Australia’s largest importers of solar-related products. Notably, SJ Australia has designed and introduced its Opal Storage energy storage system, which includes features such as battery, battery management system, inverter in cabinet, solar array DC switch, and battery DC circuit breakers, with all AC circuit breakers built in.

Our wholly owned US subsidiary, SJ US, installs solar systems, energy storage solutions, and roofs in five states in the United States, namely California, Colorado, Florida, Nevada, and Texas. SJ US engages in the solar installations and residential roofing business, under the trade names Solar4America and Roofs 4 America. SJ US performs retail installations, as well as commercial projects for some of the nation’s largest builders and developers. Employing hundreds of installers, SJ US is one of only a few residential solar companies with extensive roofing experience. SJ US has also launched its own “Solar4Amercia” brand of panels, energy storage products, and online monitoring and maintenance software.

SolarJuice was incorporated in the Cayman Islands, in February 2017, by SPI Energy Co., Ltd. (“SPI”) to hold 80% of Solar Juice Pty Ltd. SJ Australia was incorporated in September 2009 to be a wholesaler of solar components in Australia. In May 2015, SPI China (HK) Ltd., a company then related to SPI, acquired 80% of SJ Australia. In August 2018, SPI sold SPI China (HK) Ltd., and, as part of this transaction, SPI China (HK) Ltd. transferred its 80% interest in SJ Australia to SPI. Solarjuice American Inc. (“SJ US”) was incorporated in 2019 and Solar4America Inc., Roofs4America Inc. and Solarjuice Technology Inc. were incorporated in the second quarter of 2021, to hold, respectively, SJ US’s solar, roofing, and battery, e-commerce and other technology related operations.

Introduction to PV Business

The typical residential or small commercial building solar energy system includes solar panels, an inverter, equipment to mount the panels on a building’s roof, and a performance monitoring system that tracks electricity production. The solar panels collect energy from the sun and turn it into electricity, which is passed through the inverter and converted into a form that can be used directly to power a home or commercial building or transmitted into the electrical grid or stored in batteries for later use. The vast majority of residential solar energy systems are connected to the electricity grid (or “grid-tied”). When panels are producing more electricity than needed, the excess is fed back into the power grid. Conversely, when more electricity is needed than the solar panels are producing, power is drawn from the electric grid. In many cases, credits are given on the utility bill for electricity sent to the grid. This process, which is known as, “net metering,” is required by state law to one degree or another in some states in the United States, although, in recent years these states have been amending or eliminating these rules.

The following are the principal components of a home solar power system:

•	Solar panels
•	Solar inverter
•	Solar racking
•	Solar performance monitoring and maintenance
•	Solar energy storage

Solar panels

A solar panel, or photo-voltaic (PV) module, is an assembly of photo-voltaic cells mounted in a rigid metal frame for installation. Solar panels use sunlight as a source of energy and generate direct current electricity. A collection of PV modules is called a PV panel, and a system of panels is an array. Arrays of a photovoltaic system supply solar electricity to electrical equipment. The solar panels themselves are the key elements of a solar power system. The essential attributes to consider are the efficiency, cost, warranty, and technology type.

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The two types of solar panels most suitable for residential solar installations are monocrystalline and polycrystalline panels. These perform similarly, although the monocrystalline is slightly more efficient and a little more expensive. The number and placement of solar panels depend on:

•	The system owner’s energy requirements
•	Usable roof surface area
•	Climate
•	Peak sunlight in your location
•	Efficiency rating of the solar panels

•	Whether net metering is available

A professional solar installer can help calculate the number of solar panels to create the most cost-effective system, and online calculators are also available for this purpose.

Solar inverter

An inverter converts direct current (DC) electricity generated by the solar panel into alternating current (AC) electricity for use in a home or building or transmission to the electrical grid. DC electricity is maintained at constant voltage in one direction. In AC, electricity flows in both directions in the circuit as the voltage changes from positive to negative. Inverters are just one example of a class of devices called power electronics that regulate the flow of electrical power. Inverters come in three types:

•	String or centralized inverters: These are connected to multiple panels and are the least expensive, but can be inefficient because there is potential production loss if there is shading on the roof, which can cause the entire string of panels to turn off.

•	Microinverters: These inverters are more expensive, but generally result in a more efficient overall solar system. They are attached to each solar panel, allowing for smooth operation, even when some panels are shaded.

•	Power optimizers: Installed in each panel, power optimizers optimize the DC output of each PV module, which then transmits to a string inverter for conversion to AC power. They are less expensive than micro inverters, but slightly more expensive than string inverters.

Solar racking

Also called photovoltaic mounting systems, a solar racking system is used to safely fix solar panels to various surfaces such as roofs, building facades, or the ground. The system is designed to easily be retrofitted to existing rooftops and structures. Solar panels are not attached to the roof directly. Panels are mounted on racking systems, which are attached to the roof and angled for the optimal degree of sun exposure.

The inverter, racking, connections and wiring are known as the “balance of system.”

Solar performance monitoring

Solar power system performance monitoring is used for several purposes -- creating a performance baseline, failure detection, and scheduling service and cleaning. A monitoring system shows how much electricity the solar power system is generating per hour, per day, or per year.

An online monitoring and maintenance system is a cloud-based software that collects data from hardware, such as optimizers, inverters, or energy storage systems installed at customer’s site. The data are transmitted to the cloud-based software through a cellular network or local internet. The data and system status information will be further analyzed by the software, automatically, and information is presented, selectively, to the end users, installers, or regional distributors. Some sophisticated software can perform equipment diagnostics and solve technical issues, remotely.

Solar energy storage

Batteries can be used to store energy produced by solar panels for later use. In some cases, solar batteries are integrated with built-in, two-way inverters that can be connected directly to a customer’s electrical system. When solar panels are producing more electricity than needed, the excess energy can be used to charge batteries, which can then provide power when the solar panels are not producing electricity. Power is sent to the grid only when the battery is fully charged. Batteries also offer short-term backup power during a power outage.

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Solarjuice’s Business

Solarjuice, through its subsidiaries, is engaged in three lines of business: distribution (mainly through our Australian subsidiary), solar system and roof installation (mainly through our US subsidiary), and product development (through both subsidiaries).

We can offer end-to-end clean energy solutions for residential and small commercial clients. We believe that we are uniquely positioned to combine the product sourcing and design capacity of SJ Australia with the installation expertise of SJ US to form a complete understanding of residential and small commercial building PV system requirements. Our Australian team knows the products and manufacturers well, and our US team knows our end users. We can review the whole value chain for opportunities to lower cost and improve performance for our customers.

Distribution

SJ Australia wholesales solar panels, solar inverters, mounting, monitoring systems, battery storage, and other “balance of system” components in Australia through nine Australian warehouses SJ Australia maintains in Sydney, Melbourne, Brisbane, Adelaide, Perth and Townsville. A warehouse in Singapore and offices in Southeast Asia service that market. SJ Australia also has a warehouse and other offices servicing the Southeast Asian Pacific region.

SJ Australia benefits from its well-established history and scale as a “place to go” supplier for roof top installers in Australia. We believe that, in turn, our nationwide customer base and educational programs, make SJ Australia a preferred distributor to introduce new products into the highly fragmented Australia market.

The Australian solar installation market is populated by approximately 7,000 contractors having fewer than five employees. Over 5,000 contractors have opened accounts with SJ Australia, and our current active user count (which we define as having made a purchase in the past 3 months) is over 900. Compared to total solar and storage installation volumes, as published by Clean Energy Council, SJ Australia’s 2020 total inverter sales of over 300MW, total panel sales of over 160MW, and total battery sales of 39MW were equivalent to approximately 10% in total roof-top PV and residential storage installation in Australia in 2020, and SJ Australia has firmly establish itself as one of Australia’s leading solar distributors. For comparison, there are over 1,100 Clean Energy Council approved solar retailers.

We also distribute our own brands of solar energy storage products, under the name Opal Storage, to offer customers additional value-for-money choices. Opal Storage products are designed by SJ Australia, and include features such as battery, battery management system (BMS), inverter in cabinet, solar array DC switch, and battery DC circuit breakers, with all AC circuit breakers built in.

SJ Australia competes by its:

•	Scale and cost to clients. Scale enables SJ Australia to offer competitive prices, payment terms and delivery from its suppliers, and enables us to drive down overhead costs, which we, in turn, pass on to clients as lower costs. Scale is also reflected in the density of our warehouse locations, which affects delivery costs.
•	Product mix. As a wholesaler, SJ Australia is able to identify and focus resources on high turnover, high margin “want to carry” products, as well as low turnover, low margin “have to carry” products to be able to claim itself as a legitimate, “go to” distributor. Determining the proper mix for these two types of products is key to succeeding as a wholesaler.
•	Product knowledge, which enables SJ Australia to identify the “want to carry” products and build consensus with its clients for the merits of such products. SJ Australia has the requisite industry knowledge, which we share, prominently, through online and offline promotion activities.
•	Service. In addition to the product education and training services SJ Australia offers post sales services such as return, exchange, warranty and local technical support.
•	Access to liquidity. To maintain revenue growth, a wholesaler needs to continuously invest in working capital to carry more products. We established an accounts receivable factoring facility with Scottish Pacific in 2019 and expect to continue to improve our access to liquidity through a combination of equity and loans.

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In Australia, we compete primarily with One Stop Warehouse, a privately owned, country leading solar distributor that is in five states of Australia.

SJ Australia’s value proposition is to offer its clients:

•	one stop shopping for solar and storage products
•	availability of leading brands that elsewhere are in short supply
•	product knowledge and industry insights through product and training events such as Portfolio Nights and Training Roadshows across Australia (pre-COVID-19); since March 2020 SJ Australia has continued its customer educational programs by expanding its social media sharing with videos, podcasts and contents in words and pictures
•	local post-sale services such as return, exchange, and technical support

SJ Australia plans to continue to improve its financial performance by:

•	focusing on high volume good margin products, reducing the key brands it carries for each of the four major categories (panel, inverter, battery and mounting) to below three
•	seeking access to cheaper sources of capital with higher credit limits
•	deepening relationships with top tier manufacturers by growing sales and continuous co-marketing
•	building the “Solarjuice” and “Opal” brands by continuous industry outreach and marketing efforts
•	opportunistically capturing other types of clientele; for example, in March 2021 SJ Australia contracted with the Aboriginal Housing Office of New South Wales, Australia, to supply PV systems to up to 2,600 properties in the state, representing up to 8.5MWs to be installed over a 12-month period.

Roofing and Solar System Installation

Solarjuice American Inc., or, “SJ US”, d/b/a Solar4America and Roofs4America installs roofs and roof-top solar systems for developers, general contractors, residents and small businesses, as well as other residential clean energy systems such as battery storage and electric vehicles (“EV”) chargers. SJ US services both businesses (“B2B”) and consumers (“B2C”) through eight office/warehouse facilities in five states, namely, California, Colorado, Florida, Nevada, and Texas and for both B2B and B2C operations.

The home building industry puts high emphasis on long-term relationships. On-time delivery with no or few quality issues/accidents is key to recurring contract awards and revenue stream. We believe that PDI’s bankruptcy has hurt the business’s reputations with suppliers regarding its payment practices and with clients regarding service warranties, however it did not hinder or interfere with the ability and reputation of the skilled craftsman formerly employed by Petersen-Dean to design and install quality roofs properly. These skilled craftsman formerly employed by Petersen-Dean have been hired by SJ US and have maintained their reputation as skilled craftsman that are highly experienced in the roofing business and extremely capable to install a quality roof on time. As SJ US is currently in the process building relationships with clients and prospective clients as well as its credit history and reputation with suppliers through on time performance and on time payments, we expect to fully leverage the reputation of our skilled and experienced employees.

Our commercial roofing clients are home builders, commercial real estate developers, and general contractors. We bid for installation contracts based on their existing roofing designs, follow their overall construction schedule to order materials for delivery to the job sites, and dispatch our crews to the job sites to install the roofs.

For consumer re-roofing customers or builders or consumer clients needing solar installations, we offer a full range of services, including design, system engineering, procurement, permitting, construction, warranty, and, additionally, for solar installations, we provide grid connection, system monitoring and system maintenance. For grid connection, we obtain interconnection permission from the applicable local primary electric utility. Depending on the size of the solar energy system and local law requirements, interconnection permission is provided by the local utility to us or our customer. In almost all cases, interconnection permissions are issued on the basis of a standard process that has been pre-approved by the local public utility commission or other regulatory body with jurisdiction over net energy metering procedures. As such, no additional regulatory approvals are required once interconnection permission is given.

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Among rooftop PV installers in the US, SJ US has extensive knowledge of roofing, enabling us to minimize the risks of defective designs or improper installations and to increase our addressable market and margin opportunities. A roof might be unable to support the weight of a solar system, or its installation might cause leaks. We are responsible for all such considerations, so that our customers avoid having to determine whether the roofer or solar installer is responsible for a faulty installation.

We believe that our expertise will improve our competitive position in California. We generate approximately 80% of our revenue. Beginning in 2020, California has required all new single-family homes to install solar systems. Multi-family homes below three stories also fall under this code. Approximately 18% of our home builder roofing contracts in California include a solar installation component. Moreover, as homeowners in other regions that typically have re-roof demands due to hurricanes, such as Houston, embrace solar installations more often.

When extreme weather causes roof damage, as well as power outages, our re-roofing business provides opportunities also to sell our battery storage products, as back-up power supplies. Approximately 20% of our B2C solar clients also indicate interest in batteries, and, with the current shortage of batteries we have been able to sell our Solar4America battery despite having just recently launched it. We have also introduced our commercial battery products to some of our B2B clients who are building for hotels and hospitals that need back up generation. Such sales involve minimum additional marketing and sales cost.

Petersen Dean Transaction

SJ US entered the solar and roof installation business in February 2021, upon acquiring certain assets from Petersen-Dean, Inc. and affiliated companies (together, “Petersen-Dean” or “PDI”). Peterson-Dean was founded in 1984, and specialized in residential roofing and solar installations, in California, Colorado, Florida, Nevada, and Texas. Petersen-Dean partnered with some of the nation’s largest builders and developers for their roofing and solar installations.

In June 2020, after the onset of the COVID-19 pandemic, Petersen-Dean filed a proceeding under Chapter 11 of the Bankruptcy Code. The bankruptcy court organized several rounds of asset auctions, starting in October 2020, and various asset packages were auctioned, such as trucks, furniture, and battery units. SJ US participated in two of the court-organized sales, emerging as the highest bidder in both – one for both PDI’s remaining consumer division assets and one for PDI’s remaining commercial division assets in the final auction.

On December 14, 2020 an auction was held and Solarjuice’s parent company was the successful bidder, with a bid of $875,000 for the consumer division assets. The Bankruptcy Court issued an order on December 28, 2020 approving the sale of Petersen-Dean’s consumer division assets to Solarjuice’s parent. On January 6, 2021, SJ US paid $875,000 in cash to complete the purchase of Petersen-Dean’s consumer division assets, consisting of approximately 1,200 unfinished consumer contracts. We view this purchase as essentially a purchase for 1,200 consumer leads.

On December 21, 2020 an auction was held to sell substantially all of the remaining assets of Petersen-Dean’s commercial division. SJ US was the successful bidder with a cash bid in the amount of $7,850,000, along with an assumption of up to $15,000,000 of PDI’s obligations under the DIP Facility. The cash amount subsequently was reduced to $6,850,000 following due diligence, which found many vehicles and lifts listed on court-provided asset schedules to be missing. The DIP Facility assumption amount was also reduced to $11,000,000 as SJ US found some of the accounts receivable of doubtful quality.

On January 13, 2021, SJ US entered into an Interim Management Agreement (“IMA”) with Petersen-Dean which allowed SJ US access to Petersen-Dean employees and operations to conduct due diligence before closing on the purchase of the commercial division assets. As SJ US was new to the business SJ US mainly learned about the business operations while focusing on reviewing the quality of PDI assets. The IMA gave SJ US the right, but not the obligation, to fund the Petersen-Dean operation if necessary, however as there was no guarantee that SJ US would close the purchase or recoup such funding, SJ US only funded a one-time material purchase in February 2021, after LSQ agreed to reimburse SJ US for such funding from receivable collections.

On February 5, 2021, SJ US and Petersen-Dean entered into an Asset Purchase Agreement (“APA”) for purchase of the commercial division assets. The APA is filed as Exhibit 10.2 to this Form F-1 and is incorporated herein by reference. The closing of the APA occurred on February 25, 2021, following the Bankruptcy Court’s approval. Also on February 5, 2021, SJ US entered into an Assignment and Assumption Agreement regarding the DIP Facility with Petersen-Dean, LSQ, and other PDI creditors, pursuant to which SJ US agreed to assume Petersen-Dean’s obligations under the DIP Facility up to $15,000,000 (reduced, by amendment, to $11,000,000). On February 24, 2021, SJ US entered into an Amended and Restated Invoice Purchase Agreement (“AIPA”) with LSQ, pursuant to which SJ US acknowledged that LSQ purchased all of Petersen-Dean commercial division accounts receivable that were eligible for purchase under LSQ criteria, and that SJ US will continue to sell accounts receivable from commercial clients that it generates to LSQ. The AIPA is filed as Exhibit 10.3 to this Form F-1 and is incorporated herein by reference.

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Pursuant to the APA, SJ US purchased all of Petersen-Dean’s remaining commercial division assets, including equipment, inventories and supplies, assumed the majority of Petersen-Dean’s work-in-progress executory contracts and certain unexpired leases, obtained almost all of Petersen-Dean commercial customer lists, books and records, and other intangible assets such as trademarks, service marks, trade names, websites and domain names.

Petersen-Dean terminated all of its 357 employees upon the closing of the APA. SJ US selectively hired 321 of these employees, subject to a 90-day observation period. SJ US did not hire executives from Petersen-Dean. Petersen-Dean lost its CEO and CFO after the bankruptcy filing and in February 2021 the only remaining executive was it COO, whom SJ US did not hire as employee. SJ US has been actively building its own management team including the hiring of a new Chief Financial Officer, a new Chief Product Officer, a new Chief Technology Officer, and a new senior vice president for consumer operations. Together with the Chairman and the CEO of Solarjuice, the new management team is integrating the new employees into Solarjuice, including: with respect to human resources, establishing a new organization structure with new reporting lines, new pay grades and new incentive programs, as well as eliminating excess headcounts; regarding corporate information technology, subscribing to and implementing new customer relationship management (“CRM”) and enterprise resource planning (“ERP”) systems; and regarding internal controls, adopting our parent company’s (SPI’s) policies and procedures, in particular with regard to contract approval, payment application, and headcount addition. SJ US has launched the B2C business and the Product Development business to fully utilize PDI’s B2B infrastructure. Our senior management have visited key customers to build relationships for SJ US.

B2B

Our B2B business includes installing roofs and solar systems for homebuilders, developers of low-rise commercial buildings, or general contractors of low-rise commercial building development projects; installing roof top solar system on new homes for PPA providers; and preparing roofs for solar system installations for other residential solar companies. SJ US has approximately 100 active roof installation clients, of which 18 clients in California engage us for solar pre-installations.

The residential and small commercial building developer roofing business in the US is a fragmented, localized industry. Due to local licensing, safety, environmental, and building code requirements, bidding/clearing/billing etc. can vary meaningfully between municipalities within a state. Consequently, it is difficult for out-of-state or out-of-locality competitors to enter any local market. As a result, in each local market competition is limited to approximately four to five companies, and gross margins are reasonably stable within each local market. The availability of trained roofing workers determines local margins: In markets with higher living costs, such as the California Bay Area, workers are more scarce and gross margins are over 30%; in markets with lower living costs and more available workers, such as Fresno California, margins are lower at around 20%.

Within each local market, roofing companies compete based upon their ability to:

•	provide the working capital for construction, as they need to purchase materials and pay for the labor first, then issue milestone-based or periodic billings according to their contracts, which typically have 45 to 60 day payment terms;

•	negotiate better payment terms with suppliers, including credit terms, which typically are 30 to 60 days, and potential discounts;

•	attract skilled workers, who need special training in safety and materials handling; construction activities are seasonal, and roofing companies compete with each other or other construction trades, in general, in the warmer, dryer seasons to complete jobs on schedule; and

•	attract management talents to manage such workers, maintaining the timeliness and quality of work, as well as safety of operation.

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SJ US’ value proposition to its B2B clients are:

•	Its expertise in roofs for single-family/ multi-family /low rise commercial buildings--During Petersen-Dean’s 36 years before bankruptcy it installed over one million roofs, accumulating significant technical expertise for these types of roofs among its operation teams. SJ US hired key operation members such as operation managers and superintendents from Petersen-Dean who can carry on their expertise.
•	One stop shopping for roofing and solar system and storage installations--The California Solar Mandate, a building code that became effective January 1, 2020, requires new residential construction to have a solar system. The code applies to both single-family homes and multi-family homes that are up to three stories high. SJ US’s strength in both roofing and solar systems allows home builders avoid disputes between separate roof and solar installers if quality issues arise. Also, power outages resulting from extreme weather in Texas in 2021 and wildfires in California in 2019 have increased interest in contractors who can offer solar and storage as alternative power sources.
•	Multi-state presence and transparency as part of a public company. Most competitors in this industry are smaller, privately owned local companies. SJ US has a larger platform across five states and, upon completion of this offering, will be a public company. We believe that our transparency as a public company will be advantageous when we bid on new contracts.

SJ US plans to improve its financial performance by:

•	aggressively bidding on new contracts: Given the stable margins in each local market, bidding is more focused on relationships and persuasion rather than price competition. SJ US entered the market at the end of the first quarter of 2021, when the annual contract award cycle almost concluded. With proper execution of the contracts that we did win, and the preparation work we have started for 2022 bidding, we believe that we will begin winning a sufficient share of contracts ultimately to become profitable;
•	seeking access to cheaper source of capital with higher limits;
•	deepening the relationship with key suppliers by building and expanding credit lines;
•	seeking add on opportunities for solar and storage.

B2C

SJ US’s business includes re-roofing, roof-top solar systems, energy storage systems, and EV chargers for homeowners. Since March 2021, SJ US has built a team of 12 people including sales/designer/permitting/project coordinator/customer service, and has been awarded 36 contracts totaling $850,000 in value, with $915,000 worth of sales in pipeline. In states in which our B2B already operates, we employ the same installers, superintendents, facilities, and vehicles and equipment as we dispatch for our B2C services.

The consumer re-roofing and solar energy installation industry in the US is more fragmented than the B2B business. In California alone, over 4,000 contractors are licensed to do roofing in California, and all of the over 60,000 licensed electricians can install solar systems. While some of our competitors have greater financial resources, operational experience and technical capabilities than we do, our current experience suggests that there is no clear dominant or preferred competitor in the markets in which we compete. We do not believe that any competitor has more than 10% of the market across all of the areas in which we operate. We compete with other solar installers on pricing, service, and the ability to arrange financing. Given the various ways and costs for each competitor to access and acquire consumers, which sometimes can be expensive, project gross margins across the markets that our B2C team operate are reasonably high at above 40% We believe our competitors include national brands, such as Sunrun Inc., and regional competitors, such as Sunworks, Inc.

Companies such as Sunrun enter into solar PPA with their customers. A PPA is a financial agreement where the provider arranges for the design, permitting, financing and installation of a solar energy system on a customer’s property at little to no cost to the customer. The provider sells the power generated to the host customer (the property owner) at a fixed rate that is typically lower than the local utility’s retail rate. This lower electricity price serves to offset the customer’s purchase of electricity from the grid while the developer receives the income from these sales of electricity as well as any tax credits and other incentives generated from the solar energy system. PPAs typically range from 10 to 25 years, and the developer remains responsible for the operation and maintenance of the system for the duration of the agreement. Potential solar system customers may prefer a PPA to an installation by SJ US.

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SJ US’s value proposition to its B2C clients is to offer:

•	Combined roof and solar technical expertise--We understand the structural issues involved in mounting solar panels on a roof and, accordingly, can evaluate and design the new roof or the solar system appropriately
•	One stop shopping for roof, solar, storage and EV charger--This competitive strength has become more important in our marketing and sales with the increased demand for storage units due to recent extreme weather in California, Texas, and elsewhere and the increased adoption of EV
•	Choices for best value with our own Solar4America brand panels and batteries--all from tier one manufacturers, accompanied with top tier design/installation/customer services.

We plan to improve SJ US’s financial performance by:

•	Increasing the size of our sales team through a combination of in-house sales employees, commission-only direct sales contractors, and franchisees
•	Leveraging our B2B infrastructure for design/permitting/installation, and building up subcontractor and franchise network in states that the current B2B operation does not operate
•	Continuously seeking better financing solutions for consumers by working with leading lenders or PPA providers
•	Seeking add-on opportunities between roof/solar/storage/EV charger/maintenance
•	Heavily promoting the Solar4America brand. We believe that our brand’s distinctive name and visual design will distinguish us from the rest of the residential solar industry, and, with our supply chain management ability provided by our Product Development segment, investment in this brand can improve profitability of both installation and product sales. We have launched our cloud based energy management software. We plan to invest in our customer loyalty and referral program. With these two online platforms we expect to generate ongoing, positive contacts with owners of residential and small commercial buildings post installation, and change what’s generally considered a one-time sale relationship into a recurring business, including system maintenance plan, software based system management service, easy design and add on for storage or electrical vehicle charger units, expansion of system sizes, connection to other nearby solar system to form a virtual power plant. We believe an integrated online platform will maximize our strength in both B2C service and product development, and differentiate the Solar4America brand from other residential solar installers.

SJ US purchases materials from leading distributors in the construction and PV industries. We also purchase key solar components, such as panels and batteries from suppliers in Asia and in the US. SJ US plans to offer its Solar4America private-label products as its standard, with third-party products as premium choices for consumers.

Product Development

We believe product design is a driving factor to distinguish our products from others with similar technologies, and price is the key factor in choosing our branded product over one from the known solar brand. Therefore, we have initiated a strategy to have both SJ Australia and SJ US design, order from original equipment manufacturing (“OEM”) suppliers, and sell energy storage units, or batteries, under their own brands with proprietary designs.

SJ Australia sells its Opal brand of products through its distribution network. Opal Storage batteries have features that include BMS, inverter in cabinet, solar array DC switch, battery DC circuit breakers with all AC circuit breakers inbuilt. SJ Australia has sold 574 units of Opal Storage batteries since launching it in 2018.

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SJ US sells its Solar4America brand of panels and energy storage systems specially designed for the US market through its multiple sales channels. The 7.6kWh and 11.2 kWh average sized energy storage systems are designed for typical household 200A electricity distribution panels. We plan to build our own distribution network through ecommerce, an in-house sales team or independent sales representatives, and distribution partners leveraging our existing installation sales channels.

SJ US launched its cloud based online monitoring and maintenance software system on June 3, 2021. This cloud-based software transmits data collected from Solar4America equipment, such as hybrid inverters, energy storage systems, or EV chargers installed at customer’s site to our cloud-based servers through the cellular network. The data and system status information is further analyzed by the software automatically, and related information is selectively presented to the end users, installers, or regional distributors and system administrators. Our proprietary software can diagnose and help solve technical issues remotely, lowering our customers’ maintenance and service costs.

SJ US plans to launch its e-commerce platform in the third quarter of 2021. The platform will include on-line stores on our own website and stores opened with larger e-commerce platforms. We plan to launch a new line of Solar4America off-grid energy products, such as 100W-200W solar panels, foldable solar panels, portable power stations, solar charge controllers, and battery charging management systems that are specially adapted for mobile applications, recreational vehicles, boats, camping and DIY solar kits for homes. By launching this category of products under the Solar4America brand, we hope to create significant online presence online and generate brand awareness among our targeted consumer groups. We believe there will be significant synergy between our e-commerce business and our roofing and other off-grid solar and roofing businesses, as the products are complementary and should create repeated exposure to the same potential customers.

Competition in this segment is primarily based on technology innovations and supply chain management, which is the main driver for improved performance and lower costs. In addition, we believe product design is a driving factor to distinguish our products from others with similar technologies, and price is the key factor in choosing our branded product over one from the known solar OEMs brand.

We compete with other branded manufacturers of panels, energy storage systems and inverters in this segment, many with much more significant resources, and many are our suppliers. We believe our long-term market position and brand awareness in our specific markets can help us to sell our own branded products despite being much smaller in presence, as long as we offer specialized designs and provide the full range of products and tailored services. For example, Solar4America battery products come with a built-in inverter, which can lower the overall system cost by eliminating the need for a separate inverter if both the roof top solar system and the battery are installed at the same time. We plan to roll out 20KWh battery products to match our small commercial-building roof-top systems. We are also reviewing snap-on designs for the frame of our private-label panels which, although adding to the cost of the panels, marginally, can provide cost savings during installation. We believe that we have advantages when interacting with end consumers directly through our sales and installation services: As we are one of the few solar companies that offer services from product development, to supply chain management, to installation and to ongoing management and maintenance, we have the visibility on costs and benefits for each step of the whole process, and can design our products and services from both the upstream and downstream perspective in the value chain to optimize the cost and benefits tradeoffs, bringing overall lower costs to our end customers.

Competition in this segment is primarily based on technologies innovations, product reliability and performance, customer service and supply chain management, which is the main driver for improved performance and lower costs. In addition, product design is the factor to distinguish our own products among products with similar technologies, price is the key persuasion to adopt an in-store versus OEM brand; and full range of client centric service is the direct way to build our brand image.

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We compete with other branded manufacturers of panels, energy storage systems and inverters in this segment, many with much more significant resources, and many are our suppliers. As with all downstream distributors selling in-store vs. OEM brands, we believe our downstream position and our brand awareness in our specific market can help us to sell our own branded products despite being much smaller in presence, as long as we stay on par in terms of technology, and offer specialized design and provide the full range of products and tailored services. We believe that we have advantages when interacting with end consumers directly through our sales and installation services. The customers look for reliable products and services at reasonable cost. We believe we have the competitive edge that we have integrated competencies from the beginning of the supply chain to the end consumers.

We plan to improve the performance under this business line through:

•	Fully utilizing the infrastructure of our B2C sales network; currently approximately 20% of our B2C clients for roof-top solar systems indicate that they also want an energy storage unit; as we have only recently launched our Solar4America brand of batteries, the clients frequently prefer a different brand from ours. With better product education we will be able to educate the clients on the merits of pairing the solar system with a battery unit and the merits of Solar4America’s own battery, such as the built-in inverter, which can eliminate the need for another inverter for the solar system and lower overall costs.
•	Utilizing our reach to small commercial builders to target niche B2B markets, such as hospitals/medical offices/hotels, in which backup power is required, and sell our storage units as an alternative to diesel generators, which are more expensive to maintain.
•	Building our dealership network with small to mid-size regional distributors of solar products who have stronger influence over their installers’ clients’ product choices, and incentivizing sales through commissions to both dealers and installers.
•	Launching off-grid, no need to install products through our e-commerce platforms or cross sell to B2C clients.

Overall, we believe there are strong synergies between the infrastructure we are building for B2C business and technology/supply chain management capacity we are developing on the Product side. In addition to client education, sales and installation service that every residential solar company needs to offer, our senior management team have significant PV industry knowledge and experience that can be shared with our customers.

Government Regulations, Incentives, and Subsidies

We hold all required licenses for roofing and solar installation licenses in the states and localities in which we operate.

We must comply with various laws and regulations, including OSHA, in each state in which we operate, as well as state laws, such as Cal/OSHA, for projects in California. We have to comply with the Department of Labor with respect to wage, hour and labor laws throughout the states within which we operate. The Department of Industrial Relations in California regulates payment of wages, overtime, meal/rest and break period compliance.

U.S. federal, state and local government bodies and utilities provide incentives to end-users of solar energy systems to promote solar electricity in the form of rebates, tax credits and other financial incentives such as system performance payments and payments for renewable energy credits associated with renewable energy generation. These incentives enable us to lower the price we charge our customers for solar energy systems. However, these incentives may expire on a particular date, end when the allocated funding is exhausted, or be reduced or terminated as solar energy adoption rates increase. These reductions or terminations often occur without warning. In addition, applicable authorities may adjust or decrease incentives from time to time or include provisions for minimum domestic content requirements or other requirements to qualify for these incentives. The reduction, elimination or expiration of such incentives or delays or interruptions in the implementation of favorable federal or state laws could substantially increase the cost of our systems to our customers, resulting in a significant reduction in demand for our solar energy systems, which would negatively impact our business.

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The market for solar energy systems is heavily influenced by foreign, federal, state and local government regulations and policies concerning the electric utility industry, as well as policies adopted by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation. For example, a majority of states have a regulatory policy known as net energy metering, or “net metering”, which allows our customers to interconnect their on-site solar energy systems to the utility grid and offset their utility electricity purchases by receiving a bill credit at the utility’s retail rate for energy generated by their solar energy system that is exported to the grid and not consumed on-site. In this way, the customer pays for the net energy used or receives a credit at the retail rate if more electricity is produced than consumed. In some states, net metering is being replaced with lower credits for the excess electricity sent onto the grid from solar energy systems, and utilities are imposing minimum or fixed monthly charges on owners of solar energy systems. These regulations and policies have been modified in the past and may be modified in the future in ways that can restrict the interconnection of solar energy systems and deter purchases of solar energy systems by customers. In addition, electricity generated by solar energy systems competes most favorably in markets with tiered rate structures or peak hour pricing that increase the price of electricity when more is consumed. Modifications to these rate structures by utilities, such as reducing peak hour or tiered pricing or adopting flat rate pricing, could require the price of solar energy systems to be reduced in order to compete with the price of utility generated electricity

Properties, Plant and Equipment

The tables below set forth certain information relating to our leased properties. We are not aware of any major encumbrances on these properties outside of the usual mortgage or other property financing arrangements that the landlords of these buildings may have in place. We use these warehouses primarily to store inventories for distribution, or for installation. We are not aware of any environmental issues that may affect our utilization of these properties. We plan to rent another warehouse of approximately 100,000 square feet in northern or central California to host our assembly activities. We have not signed any contract for this additional warehouse, nor have we made any material expenditure. We estimate the tenant improvement investment to customize the warehouse to be approximately $1 million, and the investment in solar penal production and assembling machinery to be approximately $4 to 6 million. We expect to fund these investments from a fixed asset investment loan from Small Business Administration and/or similar government programs, as well as from the proceeds we raise through the offering.

SJ Australia rents two warehouses (34,445 square feet, in total) in Sydney. It uses third-party logistic services, which are not leases, in six locations in Sydney, Melbourne, Brisbane, Adelaide, Perth and Townsville in Australia.

The following table sets forth certain information relating to the premises SJ Australia occupies:

	Premises	Nature of Use	Terms of Use	Area Occupied (in square feet)
1	Unit 2, 10-12 Forsyth Close Wetherill Park NSW 2164	Office and Warehouse space.	leased for a term through July 31, 2023. Current annual rent is AU$128,681.30	11,248
2	Unit 1, 10-12 Forsyth Close Wetherill Park NSW 2164	Office and Warehouse space.	Leased for a term through July 31, 2023. Current annual rent is AU$265,367	23,196
	Total			34,445

SJ US rents eight office/warehouse facilities with combined space over 105,000 square feet across CA, NV, CO, TX and FL states.

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The following table sets forth certain information relating to the premises SJ US occupies:

	Premises	Nature of Use	Terms of Use	Area Occupied (in square feet)
1	2210 South Dupont Drive Anaheim, CA 92806	Office and warehouse.	Leased for a term through April 30, 2022. Current monthly rent is $13,509.00	13,175
2	2509 Del Monte Street West Sacramento, CA 95691	Office and warehouse,	Leased for a term through March 31, 2024. Current monthly rent is $6,205.33.	8,964
3	4530 North Walnut Road North Las Vegas, NV 89081	Office, warehouse space.	Leased for a term through March 31, 2022. Current rent is $11,500.00.	5,880
4	574 NW Mercantile Place #104 & #105 Port St. Lucie, FL 34986	Office and warehouse space.	Leased for a term through April 30, 2022. Current monthly rent is $3,971.10.	3,000
5	6950 & 6954 Preston Avenue Livermore, CA 94551	Office and warehouse.	Leased for a term through September 15, 2027. Monthly rent for months 0 to 5.5 is $0.00; for months 5.5 to 15, $31,893.40; for months 16 to 27, $46,390.40, adjustable every year afterwards and subject to a minimum increase of 3%.	57,988
6	7110 Brittmoore Road Houston, TX 77041	Office and warehouse.	Leased for a term through May 31, 2024 Current monthly rent is $4,582.40.	7,160
7	7501 Village Square Drive Suite 100 Castle Pines, CO 80108	Office.	Leased for a term through January 31, 2022. Current monthly rent is $2,650.	1,044
8	7517 Currency Drive Orlando, FL 32809	Office and warehouse.	Current rent: $4,347.27 through 6/30/21, thereafter $4,477.69 through 6/30/22.	6,724
	Total			105,000

Employees

SJ Australia employs approximately 30 employees, none of them is unionized. SJ Australia does not believe unionization will be a major risk factor for it in the foreseeable future.

SJ US employs approximately 320 employees, none of them is unionized. SJ US does not believe unionization will be a major risk factor for it in the foreseeable future.

Concentration of Risk

We purchase solar panels, inverters, energy storage systems and other system components and instruments from a limited number of suppliers, making us susceptible to quality issues, shortages and price changes. For the year 2020, top five suppliers included Fronius (21% of sales), SMA (11%), Tesla (11%), Trina (8%) and JA (5%). In 2019, top five suppliers included Fronius (24% of sales), SMA (14%), MJP Imports (7%), Trina (7%) and JA (5%). None of our clients account for over 5% of revenue.

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MANAGEMENT

Directors and Executive Officers

The following discussion sets forth information regarding our executive officers and directors as of the date of this prospectus.

Name	Age	Position
Xiaofeng Peng	46	Chairman of Board of Directors
Hoong Khoeng Cheong	56	Director and Chief Executive Officer
[______]		Independent Director
[______]		Independent Director
[______]		Independent Director
Ning (“Clare”) Cai	45	Chief Financial Officer
Andrew Burgess	41	Founder and Chief Sales Officer
Rami Fedda	43	Founder and Chief Supply Chain Officer
Qi (“Kemp”) Qiu	46	Chief Product Officer

Xiaofeng Peng has served as our Chairman of the board of directors since February 2017. Mr. Peng has served as a director and the executive chairman of the board of directors of SPI Energy Co., Ltd., our parent company, since January 10, 2011 and as the chief executive officer of SPI Energy Co. Ltd. since March 25, 2016. Mr. Peng founded LDK Solar Co., Ltd., or LDK, in July 2005 and is LDK’s chairman of the board and chief executive officer. Prior to founding LDK, Mr. Peng founded Suzhou Liouxin Co., Ltd., or Suzhou Liouxin, in March 1997 and was its chief executive officer until February 2006. Suzhou Liouxin is a leading manufacturer of personal protective equipment in Asia. Mr. Peng graduated from Jiangxi Foreign Trade School with a diploma in international business in 1993 and from Beijing University Guanghua School of Management with an executive MBA degree in 2002.

Hoong Khoeng Cheong has served as our director and chief executive officer since September 2019. Mr. Cheong has served as a director of SPI Energy Co., Ltd., our parent company, since September 2017, and as its chief operating officer since May 2014. Mr. Cheong has more than 20 years of engineering and operation experience in the solar and electronics industries. Mr. Cheong served in various management positions in LDK from 2011 to 2014 and served as the chairman of the Management Board and chief executive officer of Sunways AG, a publicly-listed company in Germany, from March 2013 to May 2014. He previously served as SPI Energy Co., Ltd.’s general manager from 2007 to 2011 and was responsible for PV system design and development as well as the manufacturing of key components for PV modules and racking systems before joining LDK. Prior to joining the solar industry in 2007, Mr. Cheong spent 16 years in the electronics industry responsible for engineering development and manufacturing of liquid crystal display products and he served as the Vice President of Engineering of an affiliate of Flextronics International Ltd. Mr. Cheong holds a Bachelor of Science degree in mechanical engineering from the University of Louisiana and obtained his Master of Science degree in computer integrated manufacturing from Nanyang Technology University, Singapore in 1997.

Ning (“Clare”) Cai has served as our Chief Financial Officer since May 2021. Ms. Cai has 24 years of experience in corporate finance and investment banking, joining Solarjuice from Synutra (previously NASDAQ: SYUT), where she served as CFO from December 2012 to May 2021, including overseeing Synutra's going private transaction in May 2017 and leading several equity or equity related transactions. Previously, Ms. Cai served as the controller of System Group & China region at Trina Solar Limited (formerly NYSE: TSL) from April 2010 to December 2012. Prior to Trina Solar, Ms. Cai worked for nine years at Scotia Capital, the investment banking arm of Bank of Nova Scotia (NYSE: BNS). Ms. Cai worked in Scotia Capital's San Francisco office where she held progressive positions as an Associate from 2001 to 2003, an Associate Director from 2003 to 2006, and as a Director from 2006 to 2009, covering the portfolio management for real estate, gaming & leisure, and technology industries. Ms. Cai started her career with Ernst & Young’s Shanghai office where she was a tax accountant from 1997 to 1999. Ms. Cai earned a bachelor’s degree in economics from Shanghai International Studies University and an MBA from University of Iowa Tippie Business School. Ms. Cai holds the Chartered Financial Analyst ("CFA") designation.

Andrew Burgess has served as our Founder and Chief Sales Officer since September 2009. Mr. Burgess founded Solar Juice Pty Ltd., our 80% owned subsidiary and has served as Sales Director of Solar Juice Pty Ltd. since September 2009. Mr. Burgess commenced his career in renewables in 1998 working for Solarex and subsequently spent 10 years working for BP Solar across various commercial roles covering industrial, telecommunications and critical infrastructure. He also worked in the Global Emerging markets that involved deploying solar to emerging countries in Asia Pacific for rural village electrification, water pumping and emergency power supply. Mr. Burgess holds a diploma in networking systems from Western Sydney Tafe in 2008 and partially completes MBA courses from Macquarie Graduate School of Management in 2012.

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Rami Fedda has served as our Founder and Chief Supply Chain Officer since September 2009. Mr. Fedda co-founded Solar Juice Pty Ltd., our 80% owned subsidiary and has served as Supply Director of Solar Juice Pty Ltd. since September 2009, managing supplier relationships and marketing activities. Mr. Fedda started in the solar industry in 1997 with Solarex (owned by Amoco/Enron) & BP Solar. From 1997 to 2007, Mr. Fedda worked in manufacturing, planning, raw material sales and global procurement. In 2007, Mr. Fedda established a solar silicon trading company, supplying silicon material to wafer and cell manufactures. Mr. Fedda holds a diploma in networking systems from Western Sydney Tafe in 2008.

Qi “Kemp” Qiu has served as our Chief Product Officer since March 2021. Mr. Qiu was previously the founder and CEO of LeadSolar Energy Co., Ltd., a solar business he built from scratch and successfully grew to tens of millions of dollars in annual revenue. Before that, Mr. Qiu was the Director of data networking products at Finisar Inc. (previously NASDAQ: FNSR), Director of product and International Partnerships for Securus, a GPS-tracking SaaS services company, and Product Manager at Xinray Systems, a JV of Siemens and Xintek. Mr. Qiu earned his MBA from University of North Carolina at Chapel Hill in 2008, Master in computer and electrical engineering from North Carolina state university in 2003 and Master in Physics from UNC-CH in 2001.

There are no family relationships among any of our directors and executive officers.

None of our non-executive directors has any employment or service contract with our company.

None of the events listed in Item 401(f) of Regulation S-K has occurred during the past ten years that is material to the evaluation of the ability or integrity of any of our directors or executive officers.

Board of Directors

Our board of directors will consist of [five] directors, [two] of whom are executive directors and [three] of whom are independent directors who will be appointed immediately prior to the listing of our ordinary shares on Nasdaq. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, transaction or arrangement in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration and as long as he has not been disqualified by the chairman of the relevant board meeting. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whether outright or as security for any debt, liability or obligation of our company or of any third-party. None of our directors has a service contract with us that provides for benefits upon termination of service.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	conducting and managing the business of our company;
•	representing our company in contracts and deals;
•	appointing attorneys for our company;
•	select senior management such as managing directors and executive directors;
•	providing employee benefits and pension;
•	managing our company’s finance and bank accounts;
•	exercising the borrowing powers of our company and mortgaging the property of our company; and
•	exercising any other powers conferred by the shareholders meetings or under our memorandum and articles of association, as amended and restated from time to time.

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Terms of Directors and Officers

Our directors hold office until such time as they are removed from office by ordinary resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind. The compensation of our directors is determined by the board of directors. There is no mandatory retirement age for directors. Our officers are elected by and serve at the discretion of the board of directors.

Executive Officer and Director Compensation

In 2020, we paid aggregate cash compensation of $339,000 to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

For information regarding share awards granted to our directors and executive officers, see “—Share Incentive Plan.”

Labor Contracts

We have entered into labor contracts with our executive officers. Each of our executive officers is employed for a specified time period. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice.

Each executive officer has agreed to hold, both during and after the labor contract expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information. Each executive officer has also agreed to assign to our group all his or her all inventions, improvements, designs, original works of authorship, formulas, processes, compositions of matter, computer software programs, databases, mask works, concepts and trade secrets.

Share Incentive Plan

On February 28, 2021, the Board of Directors approved the 2021 Omnibus Equity Incentive Plan (the “2021 Plan”), to be effective on February 28, 2021, provided that it is approved by our stockholders.

The 2021 Plan provides for the grant of non-qualified stock options, incentive stock options, restricted stock awards, restricted stock units, unrestricted stock awards, stock appreciation rights, performance stock awards, performance unit awards, unrestricted stock awards, distribution equivalent rights and/or any combination of the foregoing.

General Terms of the 2021 Plan

Administration

The 2021 Plan will be administered by a committee of the Board of Directors (the “Committee”), which shall be appointed by the Board of Directors.

Grant of Awards

The maximum number of shares that may be subject to equity awards pursuant to the 2021 Plan, or the share reserve, was set at 9% of the Company’s outstanding shares on a fully diluted basis. The maxim number of shares that may be subject to awards of incentive stock options shall not be more than the aggregate number of shares available for awards under the 2021 Plan.

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Term

The 2021 Plan shall continue in effect, unless sooner terminated, until the tenth (10th) anniversary of the date on which it is adopted by Board of Directors.

Eligibility

All employees and directors of, and consultants and other persons providing services to, the Company or any of its subsidiaries (or any parent or other related company, as determined by the Committee) are eligible to become Participants in the 2021 Plan, except that non-employees may not be granted incentive stock options.

Prohibition Against Re-pricing

Except to the extent (i) approved in advance by holders of a majority of the shares of the Company entitled to vote generally in the election of directors, or (ii) as a result of any Change of Control or any adjustment as provided in the 2021 Plan, the Committee shall not have the power or authority to reduce, whether through amendment or otherwise, the exercise price under any outstanding Option or Stock Appreciation Right, or to grant any new Award or make any payment of cash in substitution for or upon the cancellation of Options and/or Stock Appreciation Rights previously granted.

Change in Control

In the event of a Change in Control, the Committee may cancel any outstanding awards in return for cash payment of the current value of the award, determined with the award fully vested at the time of payment, provided that in the case of an option, the amount of such payment will be the excess of value of the shares of Common Stock subject to the option at the time of the transaction over the exercise price (and the option will be cancelled with no payment if the value of the shares at the time of the transaction are equal to or less than the exercise price).

Amendment and Termination

The Board of Directors may amend or terminate the 2021 Plan at any time. The Board of Directors may not make any material amendments to the 2021 Plan without stockholder approval.

Award Agreements

Equity awards granted under the Plan are evidenced by award agreements that set forth the terms, conditions and limitations for each award, which must be consistent with the Plan.

Vesting Schedule

The vesting schedule of each equity award granted under the Plan will be set forth in the award agreement for such equity award.

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Award Grants

As of the date of this prospectus, options to purchase approximately 4.6 million ordinary shares at an exercise price of $0.48 per share have been issued to our executive officers and employees under the 2021 Plan. The ordinary shares underlying the options vest annually over a four-year period, with 25% of the options vesting on each of the first, second, third and fourth anniversaries of the grant date. The table below summarizes the outstanding options granted to our directors and executive officers:

Name	Position	Ordinary Shares Underlying Options	Grant Date
Hoong Khoeng Cheong	Chief Executive Officer	1,000,000	May 17, 2021
Andrew Burgess	Chief Sales Officer	500,000	May 17, 2021
Rami Fedda	Chief Supply Chain Officer	500,000	May 17, 2021
Ning Cai	Chief Financial Officer	600,000	May 17, 2021
Qi Qiu	Chief Product Officer	400,000	May 17,2021

Board Committees and Practices

Our board of directors shall consist of five directors, three of whom shall be considered “independent” as that term is used in the Nasdaq corporate governance rules.

A director may be removed by an ordinary resolution. The office of a director shall be vacated if (a) he gives notice in writing to our company that he resigns the office of director; or (b) he absents himself from three consecutive meetings of the board of directors without special leave of absence from the directors, and they pass a resolution that he has by reason of such absence vacated office; or (c) he dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or (d) he is found to be or becomes of unsound mind; or (e) all the other directors (being not less than two in number) resolve that he should be removed as a director. A director so elected or appointed shall hold office for the term, if any, fixed by the terms of his appointment or until his earlier death, bankruptcy, insanity, resignation or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his earlier death, bankruptcy, insanity, resignation or removal.

A director may vote in respect of any transaction or contract in which the director is interested, provided that such director has disclosed the nature of his interest in any such transaction or contract at or prior to its consideration and any vote thereon.

Duties of directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith and in our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles of Association then in effect. In certain limited circumstances, our shareholders may have the right to seek damages through a derivative action in the name of our company if a duty owed by our directors is breached.

Committees of our board of directors

Immediately upon the effectiveness of our registration statement of which this prospectus forms a part, we will establish an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee, and we will adopt a charter for each of these committees. These committees’ members and functions are briefly described below.

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Audit Committee

When established, _______, _________, and ________ each of whom meets the independence standards of Nasdaq and the SEC, shall serve on our Audit Committee. ___________ shall serve as Chairman of the Audit Committee and as our Audit Committee financial expert as defined by the rules and regulations of the SEC and Nasdaq. The responsibilities of our Audit Committee will include, among other things:

•	Appointing, and overseeing the work of our independent auditors, approving the compensation of our independent auditors, and, if appropriate, discharging our independent auditors;

•	Pre-approving engagements of our independent auditors to render audit services and/or establishing pre-approval policies and procedures for such engagements and pre-approving any non-audit services proposed to be provided to us by our independent auditors;

•	Discussing with management and our independent auditors significant financial reporting issues raised and judgments made in connection with the preparation of our financial statements;

•	Reviewing and discussing reports from our independent auditors on (1) the major critical accounting policies to be used, (2) significant alternative treatments of financial information within the U.S. generally accepted accounting principles, or GAAP, that have been discussed with management, (3) ramifications of the use of such alternative disclosures and treatments, and (4) other material written communications between our independent auditors and management;

•	Resolving any disagreements between management and our independent auditors regarding financial reporting;

•	Establishing procedures for receiving, retaining and treating any complaints we receive regarding accounting, internal accounting controls or auditing matters and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

•	Reporting regularly to the full board of directors.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will consist of _______, ___________ and _______, and is chaired by _____________. We have determined that each of these directors satisfies the ‘‘independence’’ requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	Recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•	Reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

•	Resolving any disagreements between management and our independent auditors regarding financial reporting;

•	Selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

•	Developing and reviewing at least annually the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices.

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Compensation Committee

When established, _______, __________, and ________, each of whom meets the independence standards of Nasdaq and the SEC, shall serve on our Compensation Committee. _____________ shall serve as the Chairman of the Compensation Committee. The Compensation Committee assists the board of directors in reviewing and approving the compensation structure of our directors and officers, including all forms of compensation to be provided to our directors and officers. The responsibilities of our Compensation Committee include, among other things:

•	Reviewing and recommending to our board of directors with respect to the total compensation package for our executive officers;

•	Reviewing and recommending to our board of directors with respect to director compensation, including equity-based compensation; and

•	Reviewing periodically and recommending to the board of directors with respect to any long term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Controlled Company

We are a “controlled company” as defined under the Nasdaq Stock Market Rules because our controlling shareholder, SPI, holds more than 50% of our voting power, and we expect we will continue to be a controlled company upon completion of this offering. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from the obligation to comply with certain corporate governance requirements, including:

•	the requirement that our director nominees must be selected or recommended solely by independent directors; and

•	the requirement that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

We currently do not intend to utilize these exemptions. However, in the event we decide to utilize these exemptions in the future. In any case, these exemptions do not modify the independence requirements for our audit committee, and we intend to comply with the requirements of Rule 10A-3 of the Exchange Act and the Nasdaq Stock Market Rules.

Code of Business Conduct and Ethics

We intend to adopt a Code of Business Conduct and Ethics in accordance with Section 406 of the Sarbanes-Oxley Act of 2002 and Item 406 of Regulation S-K, which will be applicable to all of our directors, officers and employees. The Code of Business Conduct and Ethics is intended to promote honest and ethical conduct, full and accurate reporting, and compliance with laws as well as other matters. A copy of our Code of Business Conduct and Ethics is filed as an exhibit to our registration statement of which this prospectus forms a part.

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RELATED PARTY TRANSACTIONS

Employment Agreements with Management

See “Management – Labor Contracts.”

Share Incentive Plan

See “Management – Share Incentive Plan.”

[Transactions with Our Shareholders][confirm]

Transactions with Our Directors and Officers

The amount due from related parties of $370,000 and $41,000 as of December 31, 2020 and 2019, respectively, represented advance payments to management for business operations. The amount due to related parties of nil and $239,000 as of December 31, 2020 and 2019, respectively, represented amount owed to management for payment made on the Company’s behalf for business operation.

On February 28, 2021, an option to purchase 6,000,000 fully vested ordinary shares at an exercise price of $0.47 per share was granted to LDK New Energy Holding Limited, an entity wholly owned by Mr. Peng’s wife.

PRINCIPAL SHAREHOLDERS

The following table sets forth information as of the date of this prospectus with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares prior to the offering and after the offering, for:

•	each person known to us to own beneficially more than 5% of our ordinary shares;

•	each of our directors and executive officers who beneficially own our ordinary shares; and

•	all of our directors and executive officers as a group.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have or share the voting and investment power with respect to all shares shown as beneficially owned by them. The number of our shares used in calculating the percentage for each listed person includes any options exercisable by such person within 60 days after the date of this prospectus, but excludes unvested restricted shares that will not vest within 60 days after the date of this prospectus.

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The percentage of beneficial ownership prior to this offering for holders of ordinary shares is based on 100,000,000 ordinary shares issued and outstanding as of the date of this prospectus. On all matters subject to vote at general meetings of the company, the holders of ordinary shares are entitled to one vote per share.

Name of Beneficial Owner	Number of ordinary shares beneficially owned prior to the offering	Percentage of ordinary shares beneficially owned prior to the offering	Percentage of ordinary shares beneficially owned after the offering
Executive Officers, Directors and Director Nominees †
Xiaofeng Peng (1)	6,000,000
HoongKhoeng Cheong (2)
Ning Cai (2)
Andrew Burgess (2)
Rami Fedda (2)
Qi Qiu (2)
All directors and Executive Officers as a Group	6,000,000
SPI Investments Holding Limited (3)	100,000,000

† The business address of our directors, executive officers and director nominees is c/o, SolarJuice Co., Ltd., 6950 Preston Ave, Livermore, California 94551

(1)	Represents 6,000,000 ordinary shares underlying options to purchase 6,000,000 shares granted to LDK New Energy Holding Limited. On February 28, 2021, an option to purchase 6,000,000 fully vested ordinary shares at an exercise price of $0.47 per share was granted to LDK New Energy Holding Limited, an entity wholly owned by Mr. Peng’s wife. This is compensation to Mr. Peng for his service as a director. Mr. Peng has not exercised the right to purchase these shares.

(2)	On May 17, 2021, the Company’s executive officers were granted options to purchase their respective number of ordinary shares at an exercise price of $0.48 per share, which would vest annually over a four-year period, with twenty-five percent (25%) of the shares vesting on each of the first, second, third, and fourth anniversaries of the grant date. None of these options are currently vested.

(3)	All of the Company’s outstanding ordinary shares held by SPI Investments Holding Limited, a British Virgin Islands company wholly owned by SPI Energy Co., Ltd., which is a Cayman Islands company listed on Nasdaq. The registered address of SPI Investments Holding Limited is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

The board of directors of SPI Energy Co., Ltd. has voting and investment control over these shares.

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DESCRIPTION OF SHARES AND GOVERNING DOCUMENTS

General

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands and our affairs are governed by:

•	our memorandum and articles of association;

•	the Companies Act (As Revised) of the Caymans Islands, which is referred to as the Companies Act below; and

•	the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$50,000 divided into 5,000,000,000 ordinary shares with a par value of US$0.00001. As of the date of this prospectus, there were 100,000,000 ordinary shares issued and outstanding.

Upon the closing of this offering, we will have 120,000,000 ordinary shares issued and outstanding (or 123,000,000 ordinary shares if the underwriters exercise in full the option to purchase additional ordinary shares), excluding (i) ordinary shares issuable upon the exercise of the options issued to LDK New Energy Holding Limited, (ii) ordinary shares issuable upon the exercise of the representative’s warrants, and (iii) ordinary shares reserved for future issuance under our share incentive plan.

The following are summaries of material provisions of our Memorandum and Articles of Association and the Companies Act insofar as they relate to the material terms of our share capital.

Memorandum and Articles of Association

Subject to other provisions in the Articles, the shareholders may by ordinary resolution increase, or by special resolution decrease, our authorized share capital and may also by special resolution amend our Memorandum and Articles of Association.

Ordinary shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. The ordinary shares are not entitled to any preemptive conversion, subscription or redemption rights. Our shareholders may freely hold and vote their shares.

Voting rights

Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote, including the election of directors. At any meeting of members, the chairman of the meeting is responsible for deciding in such manner as he considers appropriate whether any resolution proposed has been carried or not and the result of his decision shall be announced at the meeting. Shareholders may approve corporate matters without a meeting being held by way of written resolution signed by or on behalf of all shareholders entitled to attend and vote at a meeting called for the purpose of passing such a resolution or taking any other action. The consent may be in the form of counterparts, each counterpart being signed by one or more shareholders or persons.

A quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy and entitled to vote. Shareholders’ meetings are not required to be held annually and may otherwise be convened by any director on his or her own initiative. Advance notice of at least five (5) calendar days is required for the convening of any meeting of shareholders.

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Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in person or by proxy at a meeting of our shareholders or a unanimous written resolution of all our shareholders. A special resolution requires the affirmative vote of not less than two-thirds of the votes cast in person, by a duly authorized representative in the case of a shareholder who is a corporation, or by proxy at a meeting of our shareholders or a unanimous written resolution of all our shareholders. A special resolution is required for matters such as amending our Memorandum and Articles of Association and reducing our authorized share capital.

Dividends

The holders of our ordinary shares are entitled to receive such dividends as may be declared by our board of directors subject to our Memorandum and Articles of Association and the Companies Act. Dividends may be paid only out of profits, which include net earnings and retained earnings undistributed in prior years, and out of share premium, a concept analogous to paid-in surplus in the United States. No dividend may be declared and paid unless our directors determine that immediately after the payment, we will be able to satisfy our liabilities as they become due in the ordinary course of business and we have funds lawfully available for such purpose.

Liquidation

If we were to be liquidated and the assets available for distribution among the shareholders are insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the par value of the ordinary shares held by them. If in a winding up the assets available for distribution among the shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the liquidation, the surplus shall be distributed among the shareholders in proportion to the par value of the ordinary shares held by them at the commencement of the liquidation, subject to a deduction from those ordinary shares in respect of which there are monies due, of all monies payable to us, without prejudice to the rights of the holders of ordinary shares issued upon special terms and conditions.

If we were to be liquidated the liquidator may, with the approval by a special resolution of the shareholders, divide among the shareholders in species or in kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose set such value as he/she deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may, with the approval by a special resolution of the shareholders, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the approval by a special resolution of the shareholders shall think fit, but so that no shareholder shall be compelled to accept any shares or other securities whereon there is any liability.

Miscellaneous

Share certificates registered in the names of two or more persons are deliverable to any one of them named in the share register and, if two or more such persons tender a vote, the vote of the person whose name first appears in the share register will be accepted to the exclusion of any other.

Transfer of shares

Subject to the restrictions of our Memorandum and Articles of Association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its sole discretion, (except with respect to a transfer from an ordinary shareholder to its Affiliate(s)), decline to register any transfer of any ordinary shares which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of ordinary shares; (c) the instrument of transfer is duly and properly signed; (d) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or (e) a fee of such maximum sum as our board of directors may from time to time require, is paid to us in respect thereof.

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If our board of directors refuses to register a transfer, it shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Variation of rights of shares

Subject to the Memorandum and Articles and except as otherwise provided therein, all or any of the special rights attached to any class of our shares may, unless otherwise provided by the terms of issue of the shares of that class, from time to time be materially adversely varied with the consent in writing of the holders of at least two-thirds of the issued shares of that class, or a resolution by holders of two-thirds of the shares of that class present in person or by proxy at a separate meeting of the holders of the shares of that class.

Inspection of books and records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where you can find more information.”

Preferred shares

Pursuant to our Amended and Restated Memorandum and Articles of Association, our board of directors has the authority, without further action by the shareholders, to issue up to preferred shares in one or more series and determine the designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, redemption rights and liquidation preferences, any or all of which may be greater than the rights of the ordinary shares. Subject to the directors’ duty of acting for a proper purpose, preferred shares can be issued quickly with terms calculated to delay or prevent a change of control of our company or make removal of management more difficult. Additionally, the issuance of preferred shares may have the effect of decreasing the market price of our ordinary shares and may adversely affect the voting and other rights of the holders of ordinary shares. As of the date of this prospectus, there were no preferred shares outstanding. Currently we have no present plans to issue preferred shares.

Differences in corporate law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (i) a special resolution of the shareholders of each constituent company, and (ii) such other authorization, if any, as may be specified in such constituent company's articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

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A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a "parent" of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offer or may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offer or on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected if duly authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

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Indemnification of Directors and Executive Officers and Limitation of Liability.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles of Association provides for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own actual fraud or willful default.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty is generally viewed to have two main components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands exempted company is in the position of a fiduciary with respect to the company, and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands exempted company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Pursuant to Cayman Islands law and our Memorandum and Articles of Association, shareholders may approve corporate matters without a meeting being held by way of unanimous written resolution. The consent may be in the form of counterparts, each counterpart being signed by one or more shareholders or persons.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put a proposal before the annual meeting of shareholders, provided it complies with the DGCL and the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The CompaniesAct provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Memorandum and Articles of Association provides that, subject to certain procedure prescribed therein being satisfied, the shareholders holding not less than ten percent (10%) of the paid-up capital of the company (the "Requisitionists"), or any of the Requisitionists representing not less than a majority of the aggregate voting rights of all of them, may themselves convene a general meeting. The general meeting convened by the Requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by the directors. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

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Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our Memorandum and Articles of Association specifically do not allow cumulative voting. As a result, our shareholders are not afforded any less favorable protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles of Association, an independent director may be removed for negligence or other reasonable cause at any time before the expiration of his or her term by a special resolution passed at a duly convened shareholders meeting by the holders of at least two-thirds of our outstanding shares being entitled to vote in person or by proxy at such a meeting or by a unanimous written consent of our shareholders. A director, other than an independent director, may be removed from office by ordinary resolutions passed at a duly convened shareholders meeting by a simple majority or by a unanimous written consent of our shareholders at any time before the expiration of his term notwithstanding anything in the Memorandum and Articles or in any agreement between the company and such director (but without prejudice to any claim for damages under such agreement).

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date on which such person becomes an interested shareholder. An interested shareholder generally is one which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions entered into must be bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. The Delaware General Corporation Law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

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Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our Memorandum and Articles of Association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the vote of holders of a majority of the shares of such class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our Memorandum and Articles of Association may only be amended by a special resolution passed at a duly convened shareholders meeting by the holders of at least two-thirds of our outstanding shares being entitled to vote in person or by proxy at such meeting or by a unanimous written consent of all our shareholders.

Inspection of books and records

Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records. Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual reports containing audited financial statements.

Anti-takeover Provisions in our Memorandum and Articles of Association

Some provisions of our Memorandum and Articles of Association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•	Authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders;

•	Prohibit cumulative voting;

•	Create a classified board of directors pursuant to which our directors are elected for staggered terms, which means that shareholders can only elect, or remove, a limited number of directors in any given year; and

•	Establish advance notice requirements for nominating board of directors’ nominees or for proposing matters that can be acted on by shareholders at annual shareholder meetings.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

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Anti-money laundering—Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering we may adopt and maintain anti-money laundering procedures, and we may require shareholders to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a shareholder, unless in the particular case we are satisfied that an exemption applies under the Money Laundering Regulations (As Revised) of the Cayman Islands, as amended and revised from time to time, or the Regulations. Depending on the circumstances of each application, a detailed verification of identity might not be required where:

•	The shareholder makes the payment for their investment from an account held in the applicant’s name at a recognized financial institution;

•	The shareholder is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

•	The purchase of shares is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited. We also reserve the right to refuse to make any redemption payment to a shareholder if our directors suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure the compliance by us with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act of the Cayman Islands (As Revised) if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher pursuant to the Terrorism Act of the Cayman Islands (As Revised) if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Listing

We have applied to list our ordinary shares on the Nasdaq Capital Market under the symbol “SJA”. We cannot guarantee that we will be successful in listing our ordinary shares on the Nasdaq Capital Market. However, we will not complete this offering unless we are so listed.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is Vstock Transfer, LLC. The transfer agent and registrar’s address is 18 Lafayette Place, Woodmere, NY 11598.

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our ordinary shares, and while we have applied to list our ordinary shares on the Nasdaq Capital Market, we cannot assure you that an active trading market for our ordinary shares will develop. All of the ordinary shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ordinary shares in the public market could have a material adverse effect on the prevailing market prices of our ordinary shares. Future sales of substantial amounts of our ordinary shares in the public market could adversely affect prevailing market prices of our ordinary shares from time to time and could impair our ability to raise equity capital in the future

Upon the closing of this offering, we will have              ordinary shares issued and outstanding based on the number of ordinary shares outstanding as of December 31, 2020. In addition, we will have              ordinary shares issuable upon the exercise of the representative’s warrants.

Lock-up agreements

For further details on the lock-up agreements, see the section entitled “Underwriting – Lock Up Agreements.”

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned our “restricted securities” within the meaning of Rule 144 for at least six months is entitled to sell the restricted securities without registration under the Securities Act, subject to certain restrictions. Persons who are our affiliates may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

•	1% of the number of shares of ordinary shares then outstanding, which will equal approximately ordinary shares based on the number of ordinary shares outstanding as of December 31, 2020, or

•	The average weekly trading volume of our ordinary shares on the Nasdaq Capital Market during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 by persons who are deemed our affiliates are subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted securities for more than six months but not more than one year may sell the restricted securities without registration under the Securities Act, subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted securities for more than one year may freely sell the restricted securities without registration under the Securities Act.

In addition, in each case, any shares that are subject to lock-up arrangements would only become eligible for sale when the lock-up period expires.

TAXATION

Cayman Islands Taxation

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any ordinary shares under the laws of their country of citizenship, residence or domicile.

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the ordinary shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

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The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands, and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of the shares or on an instrument of transfer in respect of a share.

We were incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, have applied for and obtained an undertaking from the Governor of the Cayman Islands that no law enacted in the Cayman Islands during the period of 20 years from the date of the undertaking imposing any tax to be levied on profits, income, gains or appreciation shall apply to us or our operations and no such tax or any tax in the nature of estate duty or inheritance tax shall be payable (directly or by way of withholding) on the ordinary shares, debentures or other obligations of ours.

U.S. Federal Income Taxation

General

The following are the material U.S. federal income tax consequences of the acquisition, ownership and disposition of the ordinary shares covered by this prospectus.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of the ordinary shares that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A beneficial owner of the ordinary shares that is described above is referred to herein as a “U.S. Holder.” If a beneficial owner of the ordinary shares is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The material U.S. federal income tax consequences applicable specifically to Non-U.S. Holders are described below under the heading “Non-U.S. Holders.”

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

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This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that purchase ordinary shares pursuant to this offering and own and hold the ordinary shares as capital assets within the meaning of Section 1221 of the Code, and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long term residents of the United States;

•	persons that actually or constructively own 5% or more of our voting shares (including as a result of ownership of the ordinary shares);

•	persons that acquired the ordinary shares pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

•	persons that hold the ordinary shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction;

•	persons whose functional currency is not the U.S. dollar;

•	passive foreign investment companies; or

•	controlled foreign corporations.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations applicable to a holder of the ordinary shares. This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold the ordinary shares through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of the ordinary shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) to a holder in respect of the ordinary shares and any consideration received (or deemed received) by a holder in connection with the sale or other disposition of the ordinary shares will be in U.S. dollars.

We have not sought, and will not seek, a ruling from the Internal Revenue Service, (the “IRS”), or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

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EACH PROSPECTIVE INVESTOR IN OUR ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

U.S. Holders

Taxation of Cash Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company (“PFIC”) rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on the ordinary shares. A cash distribution on the ordinary shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such dividend generally will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The portion of such cash distribution, if any, in excess of such earnings and profits will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in the ordinary shares. Any remaining excess generally will be treated as gain from the sale or other taxable disposition of such ordinary shares.

Taxation on the Disposition of Ordinary Shares

Upon a sale or other taxable disposition of the ordinary shares, and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares.

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long term capital gains recognized by non-corporate U.S. Holders generally are subject to U.S. federal income tax at a maximum regular rate of 20%. Capital gain or loss will constitute long term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares exceeds one year. The deductibility of capital losses is subject to various limitations.

Additional Taxes

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, without limitation, dividends on, and gains from the sale or other taxable disposition of, the ordinary shares, subject to certain limitations and exceptions. Under applicable regulations, in the absence of a special election, such unearned income generally would not include income inclusions under the qualified electing fund (“QEF”), rules discussed below under “Passive Foreign Investment Company Rules,” but would include distributions of earnings and profits from a QEF. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of the ordinary shares.

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a PFIC if either (a) at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income, or (b) at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

Based on the expected composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries, we do not expect to be treated as a PFIC for the current taxable year. However, our actual PFIC status for our current taxable year or any subsequent taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year.

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If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of the ordinary shares, and the U.S. Holder did not make a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) the ordinary shares, a QEF election along with a purging election, or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares; and

•	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

•	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we qualified as a PFIC will be taxed as ordinary income;

•	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above with respect to the ordinary shares by making a timely QEF election (or a QEF election along with a purging election). Pursuant to the QEF election, a U.S. Holder will be required to include in income its pro rata share of our net capital gains (as long term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends if we are treated as a PFIC for that taxable year. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the taxable year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Upon request from a U.S. Holder, we will endeavor to provide to the U.S. Holder no later than 90 days after the request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has made a QEF election with respect to the ordinary shares, and the special tax and interest charge rules do not apply to the ordinary shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) the ordinary shares or a QEF election, along with a purge of the PFIC taint pursuant to a purging election, as described below), any gain recognized on the sale or other taxable disposition of the ordinary shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, for regular U.S. federal income tax purposes, U.S. Holders of a QEF generally are currently taxed on their pro rata shares of the QEF’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to such U.S. Holders. The adjusted tax basis of a U.S. Holder’s the ordinary shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning ordinary shares in a QEF.

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Although a determination as to our PFIC status will be made annually, an initial determination that we are a PFIC generally will apply for subsequent years to a U.S. Holder who held the ordinary shares while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) the ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above with respect to such ordinary shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such ordinary shares for any of our taxable years that end within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and during which the U.S. Holder holds (or is deemed to hold) the ordinary shares, the PFIC rules discussed above will continue to apply to such ordinary shares unless the holder files on a timely filed U.S. federal income tax return (including extensions) a QEF election and a “purging election” to recognize under the rules of Section 1291 of the Code any gain that it would otherwise recognize if the U.S. Holder sold the ordinary shares for their fair market value on the “qualification” date. The qualification date is the first day of our tax year in which we qualify as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held the ordinary shares on the qualification date. A purging election generally creates a deemed sale of such ordinary shares at their fair market value. The gain recognized by the purging election generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder generally will increase the adjusted tax basis in its ordinary shares by the amount of gain recognized and will also have a new holding period in its ordinary shares for purposes of the PFIC rules.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns ordinary shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such ordinary shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) the ordinary shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above with respect to its ordinary shares as long as such ordinary shares continue to be treated as marketable stock. Instead, in general, the U.S. Holder will include as ordinary income each year that we are treated as a PFIC the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted tax basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares in a taxable year in which we are treated as a PFIC will be treated as ordinary income. Special tax rules may also apply if a U.S. Holder makes a mark-to-market election for a taxable year after the first taxable year in which the U.S. Holder holds (or is deemed to hold) the ordinary shares and for which we are treated as a PFIC.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including NASDAQ, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although we have applied to list our ordinary shares on the NASDAQ, we cannot guarantee that our application will be approved or, if approved, that the ordinary shares will continue to be listed and traded on the NASDAQ. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to the ordinary shares under their particular circumstances.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, a U.S. Holder of the r ordinary shares generally should be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. Holder were otherwise deemed to have disposed of an interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC or that we will be able to cause the lower-tier PFIC to provide the required information. A mark-to-market election generally would not be available with respect to such a lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) ordinary shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is or has been made) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of the ordinary shares should consult their own tax advisors concerning the application of the PFIC rules to the ordinary shares under their particular circumstances.

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Non-U.S. Holders

Cash dividends paid or deemed paid to a Non-U.S. Holder with respect to the ordinary shares generally will not be subject to U.S. federal income tax unless such dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of the ordinary shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or other disposition and certain other conditions are met (in which case, such gain from U.S. sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Cash dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) generally will be subject to regular U.S. federal income tax at the same regular U.S. federal income tax rates as applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to cash distributions made on the ordinary shares within the United States to a U.S. Holder (other than an exempt recipient) and to the proceeds from sales and other dispositions of the shares by a U.S. Holder (other than an exempt recipient) to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. In addition, certain information concerning a U.S. Holder’s adjusted tax basis in its ordinary shares and adjustments to that tax basis and whether any gain or loss with respect to such ordinary shares is long-term or short-term also may be required to be reported to the IRS, and certain holders may be required to file an IRS Form 8938 (Statement of Specified Foreign Financial Assets) to report their interest in the ordinary shares.

Moreover, backup withholding of U.S. federal income tax, at a rate of 28%, generally will apply to cash dividends paid on the ordinary shares to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of the ordinary shares by a U.S. Holder (other than an exempt recipient), in each case who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that backup withholding is required; or

•	in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances.

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UNDERWRITING

We have entered into an underwriting agreement with Roth Capital Partners, LLC to act as the representative of the underwriters named below. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have agreed to purchase, and we have agreed to sell to them, the number of our ordinary shares at the initial public offering price, less the underwriting discounts and commissions, as set forth on the cover page of this prospectus and as indicated below:

Name	Number of Shares
Roth Capital Partners, LLC
Total

The underwriters are offering the shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

We have granted to the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to an additional [●] ordinary shares at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The option may be exercised in whole or in part, and may be exercised more than once, during the 45-day option period. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering contemplated by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase the same percentage of the additional shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares listed next to the names of all underwriters in the preceding table.

The underwriters will offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $[●] per share. The underwriters may allow, and certain dealers may re-allow, a discount from the concession not in excess of $[●] per share to certain brokers and dealers. After this offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representative. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The securities are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

Commissions and Expenses

The underwriting discounts and commissions are equal to 7% of the initial public offering price.

The following table shows the price per share and total initial public offering price, underwriting discounts and commissions, and proceeds before expenses to us. The total amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Total
		Per Share		No Exercise of Over-allotment Option		Full Exercise of Over-allotment Option
Initial public offering price	$		$		$

Underwriting discounts and commissions to be paid by us	$		$		$

Proceeds, before expenses, to us	$		$		$

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We have agreed to reimburse the representative up to a maximum of $100,000 for out-of-pocket accountable expenses (including the legal fees and other disbursements as disclosed below). We will pay expense deposits of $__________ to the representative for its anticipated out-of-pocket expenses. Any expense deposits will be returned to us to the extent the representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(f)(2)(C).

We have agreed to pay all expenses relating to the offering, including, but not limited to, (i) all filing fees and communication expenses relating to the registration of the shares to be sold in this offering with the SEC and the filing of the offering materials with FINRA; (ii) up to $100,000 towards accountable expenses of the representative, including, but not limited to, (a) legal fees incurred by the representative, (b) all reasonable travel and lodging expenses incurred by the representative or its counsel in connection with visits to, and examinations of, our company, (c) translation costs for due diligence purposes, and (d) reasonable costs for road show meetings, including the costs of informational meetings at the offices of the representative (iv) all fees, expenses and disbursements relating to the registration or qualification of the shares under the “blue sky” securities laws of such states and other jurisdictions as the representative may reasonably designate (including, without limitation, all filing and registration fees, and the reasonable fees and disbursements of Representative’s counsel); (v) the costs of all mailing and printing of the placement documents, registration statements, prospectuses and all amendments, supplements and exhibits thereto and as many preliminary and final prospectuses as the representative may reasonably deem necessary; and (vi) the costs of preparing, printing and delivering certificates representing the shares and the fees and expenses of the transfer agent for such shares.

We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts and commissions and non-accountable expense allowance, will be approximately $[●], including a maximum aggregate reimbursement of $100,000 of the representative’s accountable expenses.

We have agreed that for a period of 12 months from the closing of this offering, the representative will have a right of first refusal to act as manager with respect to any public or private sale of any of our securities or any of our subsidiaries’ securities or other financings, excluding issuances in connection with an equity incentive plan for our employees; provided, however, that such right shall be subject to FINRA Rule 5110(f)(2). In connection with such right, we have agreed to furnish the representative with the terms and conditions of any financing and/or bona fide proposed private or public sale of securities to be made by us and/or any of our subsidiaries, and the name and address of such person, entity, or representative.

In addition, we have agreed, until the effectiveness of the registration statement in connection with this offering, not to negotiate with any other broker-dealer relating to a possible private and/or public offering of our securities without the written consent of the representative. If we do not complete the offering and listing of the securities on a national securities exchange and enter into discussions regarding a letter of intent or similar agreement with a third party broker-dealer and enter into a new engagement letter, and/or effect a private and/or public offering of the securities with another broker-dealer or any other person without the written consent of the representative, prior to the 12 month period following the effective date of our letter of intent with the representative, we will be liable to the representative for the accountable expenses of the representative and $_________; provided, however, that such fees shall be subject to FINRA Rule 5110(f)(2) and shall not apply if and to the extent the representative has advised us of the representative’s inability or unwillingness to proceed with this offering.

The address of the representative is 888 San Clemente, Newport Beach, CA 92660.

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Representative’s Warrants

In addition, we have agreed to issue the representative’s warrants to the representative to purchase up to an aggregate number of ordinary shares equal to 7% of the total number of ordinary shares sold in this offering, including any shares issued pursuant to the exercise of the underwriters’ over-allotment option. Such warrants shall have an exercise price equal to 120% of the initial public offering price of the ordinary shares sold in this offering. The representative’s warrants may be purchased in cash or via cashless exercise, will be exercisable for five years from the effective date of the registration statement of which this prospectus forms a part and will terminate on the fifth anniversary of the effective date of the registration statement of which this prospectus forms a part. The representative’s warrants and the underlying shares will be deemed compensation by FINRA, and therefore will be subject to FINRA Rule 5110(g)(1). In accordance with FINRA Rule 5110(g)(1), and except as otherwise permitted by FINRA rules, neither the representative’s warrants nor any of our shares issued upon exercise of the representative’s warrants may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days immediately following the effective date of the registration statement of which this prospectus forms a part. In addition, although the representative’s warrants and the underlying ordinary shares will be registered in the registration statement of which this prospectus forms a part, we have also agreed that the representative’s warrants will provide for registration rights in certain cases. These registration rights apply to all of the securities directly and indirectly issuable upon exercise of the representative’s warrants. The piggyback registration right provided will not be greater than seven years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G)(v).

We will bear all fees and expenses attendant to registering the ordinary shares underlying the representative’s warrants, other than any underwriting commissions incurred and payable by the warrant holders. The exercise price and number of ordinary shares issuable upon exercise of the representative’s warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. The warrant exercise price and/or underlying shares may also be adjusted for issuances of ordinary shares at a price below the warrant exercise price.

Lock-Up Agreements

Our officers, directors and shareholders have agreed, subject to certain exceptions, to a twelve month lock-up period from the date of this prospectus with respect to the ordinary shares that they beneficially own, including the issuance of shares upon the exercise of convertible securities and options that may be currently outstanding or which may be issued. This means that, for a period of twelve months following the date of this prospectus, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the representative.

The representative has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lock-up agreements, the representative may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

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Listing

We have applied to list our ordinary shares on the Nasdaq Capital Market under the symbol “SJA”. We make no representation that such application will be approved or that our ordinary shares will trade on such market either now or at any time in the future. However, we will not complete this offering unless we are so listed.

Electronic Offer, Sale and Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the underwriters or selling group members, if any, or by their affiliates, and the underwriters may distribute prospectus electronically. The underwriters may agree to allocate a number of ordinary shares to selling group members for sale to their online brokerage account holders. The ordinary shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on, or that can be accessed through, these websites and any information contained in any other website maintained by these entities is not part of, and is not incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters, and should not be relied upon by investors.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Passive Market Making

Any underwriter who is a qualified market maker on Nasdaq may engage in passive market making transactions on Nasdaq, in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

Pricing of this Offering

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price for our ordinary shares will be determined through negotiations between us and the representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the representative believe to be comparable to us, estimate of our business potential and earning prospects, the present state of our development and other factors deemed relevant. The initial public offering price of our ordinary shares in this offering does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of our company.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

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No Sales of Similar Securities

We have agreed not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares, whether any such transaction is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise, without the prior written consent of the representative, for a period of 180 days from the date of this prospectus.

Selling Restrictions

Other than in the United States, no action may be taken, and no action has been taken, by us or the underwriters that would permit a public offering of the ordinary shares offered by, or the possession, circulation or distribution of, this prospectus in any jurisdiction where action for that purpose is required. The ordinary shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any ordinary shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

In addition to the offering of the ordinary shares in the United States, the underwriters may, subject to applicable foreign laws, also offer the ordinary shares in certain countries.

Stamp Taxes

If you purchase ordinary shares offered by this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the initial public offering price listed on the cover page of this prospectus.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the ordinary shares offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our ordinary shares. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our ordinary shares. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

•	Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

•	Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our shares than they purchase from us in this offering. In order to cover the resulting short position, the managing underwriter may exercise the overallotment option described above and/or may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriters will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.

•	Syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the underwriters.

•	A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the ordinary shares originally sold by the underwriter were later repurchased by the managing underwriter and therefore were not effectively sold to the public by such underwriter.

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Stabilization, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ordinary shares or preventing or delaying a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our ordinary shares. These transactions may occur on Nasdaq or on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Cayman Islands

This prospectus does not constitute a public offer of the ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ordinary shares to any member of the public in the Cayman Islands.

China

This prospectus has not been and will not be circulated or distributed in the PRC and the shares may not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this section only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau. This prospectus has not been nor will it be approved by or registered with the relevant Chinese governmental authorities, and it does not constitute nor is it intended to constitute an offer of securities within the meaning prescribed under the PRC securities law or other laws and regulations of the PRC. Accordingly, this prospectus shall not be offered or made available, nor may the ordinary shares be marketed or offered for sale to the general public, directly or indirectly, in the PRC. The ordinary shares shall only be offered or sold to PRC investors that are authorized or qualified to be engaged in the purchase of the ordinary shares being offered. Potential investors in the PRC are responsible for obtaining all the relevant regulatory approvals/licenses from the Chinese government by themselves, including, without limitation, those that may be required from the state administration of foreign exchange, the china banking regulatory commission, the ministry of commerce and the national development and reform commission, where appropriate, and for complying with all the relevant PRC laws and regulations in subscribing for ordinary shares.

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European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, or a Relevant Member State, from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of the shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and the competent authority in that Relevant Member State has been notified, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the shares to the public in that Relevant Member State at any time,

•	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000, and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive; or

•	in any other circumstances that do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of the above provision, the expression “an offer of ADSs to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be (1) released, issued, distributed or caused to be released, issued or distributed to the public in France; or (2) used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

(a)	to qualified investors (investisseurs estraint) and/or to a restricted circle of investors (cercle estraint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1of the French Code monétaire et financier;

(b)	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

(c)	in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Réglement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public á l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

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Hong Kong

These securities have not been delivered for registration to the registrar of companies in Hong Kong and, accordingly, must not be issued, circulated or distributed in Hong Kong other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, within the meaning of the Hong Kong companies ordinance (the “ordinance”) or in circumstances which do not constitute an offer to the public for the purposes of the ordinance. Unless permitted by the securities laws of Hong Kong, no person may issue or cause to be issued in Hong Kong these securities or any or other invitation, advertisement or document relating to the securities to anyone other than a person whose business involves the acquisition, disposal or holding of securities, whether as principal or agent.

Japan

The ordinary shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and ordinary shares will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding 12 months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding 12 months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

96

Singapore

The securities represented may not be offered or sold, nor may any document or other material in connection with such securities be distributed, either directly or indirectly, (i) to persons in Singapore other than under circumstances in which such offer or sale does not constitute an offer or sale of such securities to the public in Singapore or (ii) to the public or any member of the public in Singapore other than pursuant to, and in accordance with the conditions of, an exemption invoked under division 5a or part iv of the companies act, chapter 50 of Singapore and to persons to whom the securities may be offered or sold under such exemption.

Taiwan

The ordinary shares have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ordinary shares in Taiwan.

United Kingdom

An offer of the shares may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or the FSMA, except to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances that do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company.

All applicable provisions of the FSMA with respect to anything done by the underwriters in relation to the shares must be complied with in, from or otherwise involving the United Kingdom.

97

LEGAL MATTERS

Certain legal matters as to United States federal and New York law in connection with this offering will be passed upon for us by Loeb & Loeb LLP, New York, New York. The validity of the ordinary shares offered in this offering and certain other matters as to Cayman Islands law will be passed upon for us by Carey Olsen Hong Kong LLP. Loeb & Loeb LLP may rely upon Carey Olsen Hong Kong LLP with respect to matters governed by Cayman Islands law. [Certain legal matters as to Australia law will be passed upon for us by _____________________.] The underwriters are being represented by Pryor Cashman LLP. in connection with this offering.

EXPERTS

The consolidated financial statements of SolarJuice Co., Ltd. as of December 31, 2019 and 2020, and for each of the two years ended December 31, 2019 and December 31, 2020 included in this prospectus have been so included in reliance upon the report of Marcum Bernstein & Pinchuk LLP, an independent registered public accounting firm, appearing elsewhere in this prospectus, and on the authority of said firm as experts in accounting and auditing.

The audit report covering the consolidated financial statements included in this prospectus contains an explanatory paragraph that states that our net working capital deficiency raises substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act with respect to the ordinary shares offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. For further information about us and about the ordinary shares, you should refer to our registration statement and its exhibits. This prospectus summarizes the content of contracts and other documents to which we refer you. Since this prospectus may not contain all of the information that is important to you, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

You may review a copy of the registration statement, including exhibits and any schedule filed therewith, and obtain copies of such materials at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, like us, that file electronically with the SEC.

Upon the completion of this offering, we will become subject to periodic reporting and other information requirements of the Exchange Act as applicable to foreign private issuers and will file reports, including annual reports on Form 20-F, and other information with the SEC. As we are a foreign private issuer, we are exempt from some of the Exchange Act reporting requirements, the rules prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our shares. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov.

98

We maintain a website at http://www.lcais.com. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus.

EXPENSES RELATING TO THIS OFFERING

The following table sets forth an itemization of the total expenses we expect to be incurred in connection with this offering, other than the underwriting discounts and commissions and non-accountable expense allowance, which we will be required to pay:

US$
U.S. Securities and Exchange Commission registration fee
Financial Industry Regulatory Authority filing fee
The Nasdaq Capital Market listing Fee
Legal fees and expenses
Accounting fees and expenses
Printing expenses
Transfer agent and registrar expenses
Other fees and expenses
Total

All amounts are estimates, except the U.S. Securities and Exchange Commission registration fee, the Nasdaq Capital Market listing fee and the Financial Industry Regulatory Authority filing fee.

99

SOLARJUICE CO., LTD.

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

F-2

SOLARJUICE CO., LTD.

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	December 31, 2020	December 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	$14,824	$1,030
Restricted cash	883	34
Accounts receivable, net	9,641	9,992
Inventories, net	14,765	13,342
Prepaid expenses and other current assets, net	1,768	1,864
Amount due from related parties	370	41
Total current assets	42,251	26,303
Intangible assets, net	1,118	1,528
Property, plant and equipment, net	518	423
Operating lease right-of-use assets	398	715
Total assets	$44,285	$28,969
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$11,296	$15,284
Accrued liabilities	1,940	933
Income tax payable	–	274
Amount due to related parties	–	239
Advance from customers	652	418
Short-term borrowings	2,842	2,308
Operating lease liabilities, current	225	317
Total current liabilities	16,955	19,773
Deferred tax liabilities, net	2	80
Operating lease liabilities, non-current	156	384
Total liabilities	17,113	20,237

Commitments and contingencies (Note 13)

Equity:
Ordinary shares, par $0.00001, 5,000,000,000 shares authorized, 100,000,000 shares issued and outstanding as of December 31, 2019 and 2020, respectively*	1	1
Subscription receivable	(1)	(1)
Additional paid in capital	31,141	15,145
Accumulated other comprehensive income	125	(874)
Accumulated deficit	(7,709)	(8,472)
Total equity attributable to the shareholder of SolarJuice Co., Ltd.	23,557	5,799
Non-controlling interests	3,615	2,933
Total equity	27,172	8,732
Total liabilities and equity	$44,285	$28,969

* The shares are presented on a retrospective basis to reflect the Company’s Recapitalization (Note 9(a))

The accompanying notes are an integral part of these consolidated financial statements.

F-3

SOLARJUICE CO., LTD.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except for share and per share data)

	For the Years Ended December 31,
	2020	2019

Net sales	$113,505	$81,988
Cost of revenue	104,313	75,525
Gross profit	9,192	6,463
Operating expenses:
General and administrative	3,889	2,859
Sales, marketing and customer service	1,939	2,111
Provision for doubtful accounts	145	49
Total operating expenses	5,973	5,019
Operating income	3,219	1,444

Other income (expense):
Interest expense, net	(329)	(370)
Net foreign exchange gain (loss)	(1,390)	508
Others	(129)	(294)
Total other expense, net	(1,848)	(156)
Income before income taxes	1,371	1,288
Income tax expense	(424)	(259)
Income including non-controlling interests	$947	$1,029
Less: Net income attributable to non-controlling interests	184	110
Net income attributable to shareholder of SolarJuice Co., Ltd.	$763	$919

Net income per common share:
Basic and Diluted	$0.01	$0.01

Weighted average shares outstanding*	100,000,000	100,000,000

* The shares are presented on a retrospective basis to reflect the Company’s Recapitalization (Note 9(a))

The accompanying notes are an integral part of these consolidated financial statements.

F-4

SOLARJUICE CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	For the Years Ended December 31,
	2020	2019
Net income including noncontrolling interests	$947	$1,029
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation gain (loss) arising during the year	1,248	115
Total comprehensive income (loss) including noncontrolling interests	2,195	1,144
Comprehensive income (loss) attributable to noncontrolling interests	433	134
Comprehensive income attributable to shareholder of SolarJuice. Co., Ltd	$1,762	$1,010

The accompanying notes are an integral part of these consolidated financial statements.

F-5

SOLARJUICE CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

(In thousands, except for share and per share data)

	Ordinary Shares		Subscription	Additional Paid-In	Accumulated	Accumulated Other Comprehensive	Equity Attributable to Shareholder of	Noncontrolling	Total
	Shares*	Amount	Receivable	Capital	Equity	Income	SolarJuice	Interests	Equity
Balances at December 31, 2018	100,000,000	$1	$(1)	$15,145	$(9,391)	$(965)	$4,789	$2,799	$7,588
Net income	–	–	–	–	919	–	919	110	1,029
Foreign currency translation gains	–	–	–	–	–	91	91	24	115
Balances at December 31, 2019	100,000,000	$1	$(1)	$15,145	$(8,472)	$(874)	$5,799	$2,933	$8,732
Net income	–	–	–	–	763	–	763	184	947
Foreign currency translation gains	–	–	–	–	–	999	999	249	1,248
Capital contribution from noncontrolling interests	–	–	–	–	–	–	–	249	249
Shareholder contribution	–	–	–	15,996	–	–	15,996		15,996
Balances at December 31, 2020	100,000,000	$1	$(1)	$31,141	$(7,709)	$125	$23,557	$3,615	$27,172

* The shares are presented on a retrospective basis to reflect the Company’s Recapitalization (Note 9(a))

The accompanying notes are an integral part of these consolidated financial statements.

F-6

SOLARJUICE CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Years Ended December 31,
	2020	2019
Cash flows from operating activities:
Net income for the year	$947	$1,029
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	94	94
Amortization	295	276
Provision for inventory	–	17
Provision for doubtful accounts	145	49
Amortization of right-of-use assets	317	197
Change in deferred taxes	(78)	(64)
Gain on disposition of fixed assets	–	(45)
Changes in operating assets and liabilities
Accounts receivable	872	(1,213)
Amount due from related parties	(568)	677
Inventory	(469)	(1,679)
Prepaid expenses and other assets	96	(1,173)
Accounts payable	(4,890)	2,722
Advance from customers	234	(111)
Income taxes payable	(274)	163
Accrued liabilities and other liabilities	1,007	214
Operating lease liabilities	(320)	(211)
Net cash provided by (used in) operating activities	(2,592)	942
Cash flows from investing activities:
Purchases of property, plant and equipment	(159)	(95)
Proceeds from disposal of property, plant and equipment	–	123
Net cash provided by (used in) investing activities	(159)	28
Cash flows from financing activities:
Proceeds from capital injection by a shareholder	15,996	–
Proceeds from capital injection by minority shareholders	249	–
Proceeds from borrowings	122,072	81,673
Repayment of borrowings	(121,793)	(82,190)
Net cash generated from (used in) financing activities	16,524	(517)
Effect of exchange rate changes on cash	870	95

Increase (decrease) in cash, cash equivalents and restricted cash	14,643	548
Cash, cash equivalents and restricted cash at beginning of year	1,064	516

Cash, cash equivalents and restricted cash at end of year	$15,707	$1,064

Reconciliation of cash and cash equivalents, to the consolidated balance sheets
Cash and cash equivalents	14,824	1,030
Restricted cash	883	34
Total cash, cash equivalents, and restricted cash	$15,707	$1,064

Supplemental cash flow information:
Interest paid	$335	$351
Income tax paid	$1,206	$132
Non-cash activities:
Right of use assets obtained in exchange for operating lease obligations	$–	$912

The accompanying notes are an integral part of these consolidated financial statements.

F-7

SOLARJUICE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$ thousands)

1.	Description of Business and Organization

Description of Business

SolarJuice Co., Ltd. (“SolarJuice” or the “Company”) and its subsidiaries (collectively the “Group”) is a global provider of photovoltaic (PV) and other smart energy solutions for residential and small commercial customers. The Group’s business mainly includes wholesale distribution of Solar PV (photovoltaic) panels, inverters, and other components, as well as energy storage and other related products in Australia.

Organization

The Company was incorporated in Cayman in February 2017 by SPI Energy Co., Ltd. (“SPI”) for the purpose to hold 80% of Solar Juice Pty Ltd (“SJ Australia”). SJ Australia was incorporated in September 2009 to be a wholesaler of solar components in Australia. In May 2015, SPI China (HK) Ltd., a then related company to the Group, acquired 80% ownership of SJ Australia. In December 2018, SPI disposed SPI China (HK) Ltd. and transferred 80% ownership of SJ Australia to the Company. Solarjuice (HK) Ltd (“SJ HK”) was incorporated in January 2005. Solarjuice American Inc. (“SJ US”) was incorporated in July 2019 to hold the Group’s US assets and operations.

The major subsidiaries of the Company as of December 31, 2020 are summarized as below:

Major Subsidiaries	Abbreviation	Ownership	Location
Solar Juice Pty Ltd.	SJ Australia	80%	Australia
Solarjuice American Inc.	SJ US	100%	United States
Solarjuice (HK) Ltd.	SJ HK	100%	Hong Kong

2.	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying consolidated financial statements of the Group are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Group’s ability to operate profitably, to generate cash flows from operations, and to pursue financing arrangements to support its working capital requirements.

(b)	Principles of Consolidation

The consolidated financial statements include the financial statements of the Group, and its subsidiaries. All material inter-company transactions and balances have been eliminated upon consolidation. For consolidated subsidiaries where the Group’s ownership in the subsidiary is less than 100%, the equity interest not held by the Group is shown as noncontrolling interests.

F-8

(c)	Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires the Group to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include the allowance made for doubtful accounts receivable and other receivable, inventory write-downs, the estimated useful lives of long-lived assets, valuation allowance of deferred tax assets, the lease discount rate, and fair value of financial instruments. Changes in facts and circumstances may result in revised estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

(d)	Foreign Currency Translation and Foreign Currency Risk

The functional currency of the Group and subsidiaries located in the United States is the United States dollar (“US$” or “$”). The functional currency of the Group’s subsidiaries located in the Hong Kong and Australia are Hong Kong Dollar (“HKD’) and Australia Dollar (“AUD”), respectively. Transactions denominated in foreign currencies are re-measured into the functional currency at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in foreign currencies are re-measured into the functional currency at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are included in the consolidated statements of income.

The Group’s reporting currency is the US$. Assets and liabilities of subsidiaries, whose functional currency is not the US$, are translated into US$ using exchange rates in effect at each period end, and revenues and expenses are translated into US$ at average rates prevailing during the year, and equity is translated at historical exchange rates, except for the change in retained earnings during the year which is the result of the income or loss. Gains and losses resulting from the translations of the financial statements of these subsidiaries into US$ are recognized as other comprehensive income or loss in the consolidated statement of comprehensive income.

(e)	Fair Value of Financial Instruments

The Group measures at fair value certain of its financial and non-financial assets and liabilities by using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, essentially an exit price, based on the highest and best use of the asset or liability. The levels of the fair value hierarchy are:

•	Level 1 — Quoted market prices in active markets for identical assets or liabilities.

•	Level 2 — Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable, such as interest rate and yield curves, and market-corroborated inputs).

•	Level 3 — Unobservable inputs in which there is little or no market data, which require the reporting unit to develop its own assumptions.

The Group uses quoted market prices to determine the fair value when available. If quoted market prices are not available, the Group measures fair value using valuation techniques that use, when possible, current market-based or independently-sourced market parameters, such as interest rates and currency rates.

Cash and cash equivalents, restricted cash, accounts receivable and payable, short term borrowings, accrued liabilities, advance from customers and other current liabilities — costs approximate fair value because of the short maturity period.

F-9

(f)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts and all highly liquid investments with original maturities of three months or less, and which are unrestricted as to withdrawal and use. There were no cash equivalents as of December 31, 2020 and 2019.

(g)	Restricted Cash

Restricted cash represent bank deposits with designated use, which cannot be withdraw without certain approval or notice.

As of December 31, 2020 and 2019, the Group had restricted bank deposits of $883 and $34, respectively, mainly established for paying the obligations of SJ Australia for debtor finance.

(h)	Accounts Receivable, net

The Group grants open credit terms to credit-worthy customers. Accounts receivable are primarily related to sales of PV components. The Group maintains allowances for doubtful accounts. The Group regularly monitors and assesses the risk of not collecting amounts owed by customers. This evaluation is based upon a variety of factors, including an analysis of amounts current and past due along with relevant history and facts particular to the customer. The Group does not have any off-balance-sheet credit exposure related to its customers. Contractually, the Group may charge interest for extended payment terms and require collateral.

(i)	Inventories, net

Inventories consist primarily of finished goods. Inventories are stated at the lower of cost or net realizable value (market value). Net realizable value is based on estimated selling prices less selling expenses. Adjustments to reduce the cost of inventory to net realizable value are made, if required, for estimated excess, obsolescence, or impaired balances.

(j)	Property, Plant and Equipment

The Group accounts for its property, plant and equipment at cost, less accumulated depreciation. Cost includes the prices paid to acquire the assets and any expenditure that substantially extends the useful life of an existing asset. The Group expenses repair and maintenance costs when they are incurred. Depreciation is recorded on the straight-line method based on the estimated useful lives of the assets as follows:

Furniture, fixtures and equipment	5 or 7 years
Automobile	3 or 5 years
Leasehold improvements	The shorter of the estimated life or the lease term

(k)	Intangible Assets

Intangible assets primarily consist of customer relationships. Amortization is recorded on the straight-line method based on the estimated useful lives of the assets.

(l)	Impairment of Long-lived Assets

The Group’s long-lived assets include property, plant and equipment, and other intangible assets with finite lives. The Group evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset company be tested for possible impairment, the Group first compare undiscounted cash flows expected to be generated by that asset or asset company to its carrying amount. If the carrying amount of the long-lived asset or asset company is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. Any impairment write-downs would be treated as permanent reductions in the carrying amounts of the assets and a charge to operations would be recognized. Management has performed a review of all long-lived assets and has determined that no impairment loss for long-lived assets has occurred for the years ended December 31, 2020 and 2019.

F-10

(m)	Income Taxes

The Group accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that some portion, or all, of a deferred tax asset will not be realized.

The Group recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, management presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. In addition, a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to be recognized in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. The Group’s tax liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of the tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Group records interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of income. No reserve for uncertainty tax position was recorded by the Group for the years ended December 31, 2020 and 2019.

(n)	Revenue Recognition

On January 1, 2019, the Group adopted Accounting Standards Codification (“ASC”) No. 606, “Revenue from Contracts with Customers” (“ASC 606” or “Topic 606”) and applied the modified retrospective method to all contracts that were not completed as of January 1, 2019. The Group has determined that the impact of the transition to the new standard is immaterial to the Group’s revenue recognition model. Accordingly, the Group has not made any adjustments to opening retained earnings and revenues for the years ended December 31, 2019 and 2020 were presented under ASC 606.

The Group’s accounting practices under ASC Topic 606 are as followings:

Sale of PV components

The Group generates revenue from sales of PV components for the years ended December 31, 2020 and 2019.

Revenue on sale of PV components is recognized at a point in time following the transfer of control of such products to the customer, which typically occurs upon shipment or acceptance of the customer depending on the terms of the underlying contracts.

Other revenue

Other revenue primarily represents freight revenue for product shipments. Other revenue is recognized at a point in time following the transfer of control of such service to the customer, which typically occurs upon shipment of product or acceptance of the customer depending on the terms of the underlying contracts.

Disaggregation of revenues

The Group’s revenues are primarily from Australia. The Group disaggregates its revenue by its two primary categories: sales of PV components and other. The following is a summary of the Group’s disaggregated revenues for the years ended December 31, 2020 and 2019:

By revenue stream	For the year ended December 31, 2020

	Sales of PV components	Others	Total
Australia	$112,442	$1,063	$113,505

By revenue stream	For the year ended December 31, 2019

	Sales of PV components	Others	Total
Australia	$79,470	$1,048	$80,518
Hong Kong	1,470	–	1,470
Total	$80,940	$1,048	$81,988

F-11

(o)	Cost of Revenues

Cost of revenues for PV components is mainly from direct purchase price of PV components. Cost of revenues for other revenue is mainly from shipping and logistic costs.

(p)	Segment Reporting

Operating segments are defined as components of a company which separate financial information is available that is evaluated regularly by the operating decision maker in deciding how to allocate resources and assessing performance. The Group’s chief operating decision maker (“CODM”) is Chief Executive Officer, Mr. Hoong Khoeng Cheong. Based on the financial information presented to and reviewed by the CODM, the Group has determined that it had a single operating and reporting segment for the years ended December 31, 2020 and 2019.

(q)	Comprehensive Income (Loss)

U.S. GAAP generally requires that recognized revenue, expenses, gains and losses be included in net income or loss. Although certain changes in assets and liabilities are reported as separate components of the equity section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income or loss. The components of other comprehensive income or loss consist solely of foreign currency translation adjustments.

(r)	Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(s)	Leases

In February 2016, the FASB issued ASU 2016-12, Leases (ASC Topic 842), which amends the leases requirements in ASC Topic 840, Leases. Under the new lease accounting standard, a lessee will be required to recognize a right-of-use asset and lease liability for most leases on the balance sheet. The new standard also modifies the classification criteria and accounting for sales-type and direct financing leases, and enhances the disclosure requirements. Leases will continue to be classified as either finance or operating leases.

The Group adopted ASC Topic 842 using the modified retrospective transition method effective January 1, 2019. There was no cumulative effect of initially applying ASC Topic 842 that required an adjustment to the opening retained earnings on the adoption date nor revision of the balances in comparative periods. As a result of the adoption, the Group recognized a lease liability and right-of-use asset for each of the existing lease arrangement. The adoption of the new lease standard does not have a material impact on the consolidated statements of income or the consolidated statements of cash flows.

The Group recognizes operating lease agreements on the consolidated statements of financial condition as a right-of-use (“ROU”) asset and a corresponding lease liability. The ROU asset and lease liability are calculated as the present value of the minimum lease payments over the lease term, discounted for the rate implicit in the lease, provided the rate is readily determinable.

The Group determines if an arrangement is a lease at inception. The lease payments under the lease arrangements are fixed. Non-lease components include payments for building management, utilities and property tax. It separates the non-lease components from the lease components to which they relate.

Lease assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Group’s incremental borrowing rate because the interest rate implicit in the leases is not readily determinable. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. The lease terms include periods under options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. The Group generally uses the base, non-cancelable, lease term when determining the lease assets and liabilities.

F-12

(t)	Recently Accounting Pronouncements

Recently Adopted Accounting Standards

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes the amounts and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy and the valuation processes for Level 3 fair value measurements; modifies certain disclosure requirements in Topic 820; and require additional disclosures such as the range and weighted average of significant unobservable inputs used to develop Level 3 measurements etc. ASU No. 2018-13 is effective for all entities for fiscal years beginning after December 15, 2019. The Group adopted this ASU as of January 1, 2020 and it did not have a material impact on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, which amends the current accounting guidance and requires the measurement of all expected losses based on historical experience, current conditions and reasonable and supportable forecasts. For trade receivables, loans, and other financial instruments, the Group will be required to use a forward-looking expected loss model that reflects losses that are probable rather than the incurred loss model for recognizing credit losses. The standard became effective for the Group for interim and annual periods beginning after December 15, 2022. Application of the amendments is through a cumulative-effect adjustment to retained earnings as of the effective date. The Group early adopted this ASU as of January 1, 2020 and it did not have a material impact on its consolidated financial statements.

Accounting Pronouncements Issued But Not Yet Adopted

In December 2019, the FASB issued ASU No. 2019-12, Income taxes (Topic 740), Simplifying the Accounting for Income Taxes. This guidance amends ASC Topic 740 and addresses several aspects including 1) evaluation of step-up tax basis of goodwill when there is not a business combination, 2) policy election to not allocate consolidated taxes on a separate entity basis to entities not subject to income tax, 3) accounting for tax law changes or rates during interim periods, 4) ownership changes from equity method investment to subsidiary or vice versa, 5) elimination of exception to intra-period allocation when there is gain in discontinued operations and a loss from continuing operations, 6) treatment of franchise taxes that are partially based on income. The standard is effective for the Group for interim and annual periods beginning after December 15, 2022. The Group is evaluating the impact of this guidance on its consolidated financial statements and the impact is not expected to be material.

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of income and cash flows.

3.	Accounts Receivable, Net

The accounts receivable as of December 31, 2020 and 2019 consisted of the following:

	December 31,	December 31,
	2020	2019
Accounts receivable	$9,683	$10,287
Less: Allowance for doubtful accounts	(42)	(295)
Accounts receivable, net	$9,641	$9,992

The movements of allowance for doubtful accounts are as follows:

	2020	2019
Balance as of January 1	$295	$466
Addition	156	101
Reversal	(11)	(224)
Written off	(396)	(45)
Foreign currency translation difference	(2)	(3)
Balance as of December 31	$42	$295

On March 18, 2019, SJ Australia entered into debtor finance agreements with Scottish Pacific (BFS) Pty Ltd. (“Scottish Pacific”), whereby Scottish Pacific provided SJ Australia invoice discounting facility. As of December 31, 2020 and 2019, all the outstanding accounts receivable of SJ Australia was pledged to Scottish Pacific for a total gross amount of $9,683 and $9,761, respectively.

F-13

4.	Inventories, Net

Inventories as of December 31, 2020 and 2019 consisted of the following:

	December 31,	December 31,
	2020	2019
Finished goods	$13,720	$12,188
Goods in transit	1,045	1,326
Provision for obsolete stock	–	(172)
Total inventories, net	$14,765	$13,342

During the years ended December 31, 2020 and 2019, inventories were written down by nil and $17, respectively, to reflect the lower of cost or net realizable value.

5.	Prepaid Expenses and Other Current Assets, Net

Prepaid expenses and other current assets, net as of December 31, 2020 and 2019 consist of the following:

	December 31, 2020	December 31, 2019
Deposit for acquisition	$785	$–
Value-added tax receivable	–	383
Other deposits and prepayments	528	1,252
Income tax receivables	455	–
Other receivable, net of provision of nil and $121, respectively	–	229
Total prepaid and other current assets, net	$1,768	$1,864

Deposit for acquisition of $785 as of December 31, 2020 represents in totality the down payment required to purchase substantially all of Petersen-Dean, Inc’s commercial business assets, of which the deposit is 10% of the original bid price. As of December 31, 2020 and 2019, other deposits and prepayments of $528 and $1,252, respectively, mainly represents payment made to suppliers to secure orders.

6.	Intangible Assets

Intangible assets as of December 31, 2020 and 2019 consisted of the following:

	Useful Life		Accumulated
	(in months)	Gross	Amortization	Net
As of December 31, 2020
Customer Relationship	120	$3,018	$(1,900)	$1,118
As of December 31, 2019
Customer Relationship	120	$3,075	$(1,547)	$1,528

The customer relationship was mainly contributed by the acquisition of SJ Australia in May 2015. As customer relationship with clients was the key driver of the revenue for SJ Australia, which will bring further economic benefit to the Group’s business. Therefore, the customer relationship was separately identified as an intangible asset on the acquisition date. The balance is amortized over the useful life of 10 years.

No impairment loss was provided for intangible assets for the year ended December 31, 2020 and 2019. Amortization expense for intangible assets was $295 and $276 for the years ended December 31, 2020 and 2019, respectively.

F-14

As of December 31, 2020, the estimated future amortization expense related to intangible assets is as follows:

USD
2021	$271
2022	271
2023	271
2024	271
2025	34
$1,118

7.	Property, Plant and Equipment

Property, plant and equipment as of December 31, 2020 and 2019 consisted of the following:

	December 31,	December 31,
	2020	2019
Furniture, fixtures and equipment	121	111
Automobile	599	431
Computers	222	168
Leasehold improvements	202	183
	1,144	893
Less: accumulated depreciation	(626)	(470)
	$518	$423

Depreciation of property, plant and equipment was $94 and $94 for the years ended December 31, 2020 and 2019, respectively.

8.	Short-term Borrowings

	December 31, 2020	December 31, 2019
Debtor finance	2,789	2,226
Other	53	82
Total short-term borrowings	$2,842	$2,308

Debtor Finance

The Group’s subsidiary, SJ Australia, entered into debtor finance agreements with Scottish Pacific on March 18, 2018, whereby Scottish Pacific provided SJ Australia invoice discounting facility with a limit of $5,624, at service fee charge of 0.13% based on the invoices processed, and discount fee charge of margin percentage minus 0.59% (margin percentage is around 6.76% during 2020 and 2019) based on the average daily debtor finance balance. The accounts receivable collection of SJ Australia was automatically transferred to Scottish Pacific for the debtor finance repayment at the ending of each work day. As of December 31, 2020 and 2019, the debtor finance balance was $2,789 and $2,226, respectively.

9.	Stockholder Equity

(a) Ordinary shares and recapitalization

On February 16, 2017, the Company issued one ordinary share with par value of $1 per share to the Company’s only shareholder, SPI Investments Holding Limited.

On May 14, 2021, the Company amended its Articles of Association and the Company’s share capital is amended to $50, divided into 5,000,000,000 ordinary shares of a par value of $0.00001 each. On the same date, the Company issued 99,900,000 ordinary shares of a par of $0.00001 to its shareholder, SPI Investments Holding Limited, at par value. This nominal share issuance is considered as a recapitalization in substance. As a result of the amendment of par value of ordinary shares and the recapitalization, all share and per share amounts in the consolidated financial statements have been retrospectively adjusted.

F-15

The issued and outstanding ordinary shares were 100,000,000 shares of a par value of $0.00001, as of December 31, 2020 and 2019, respectively.

(b) Additional paid-in capital

The Company’s only shareholder, SPI, made a capital contribution of $15,000 in December 2020 to the Company.

(c) Non-controlling interests

As of December 31, 2020 and 2019, the Company’s non-controlling interests represented 20% ownership of SJ Australia.

In May 2020, the Company’s subsidiary, SJ Australia, issued its shares pro rata to its existing shareholder. SPI and the minority shareholders of SJ Australia subscribed the shares and made capital investment of $996 and $249, respectively.

As a result of the subscription, the Company recognized noncontrolling interest of $249 for contribution made by the minority shareholders and recognized additional paid-in capital of $996 as capital injection made by SPI to the Company. There is no change in the ownership percentage from this share subscription.

10.	Income Taxes

Income before provision for income taxes is attributable to the following geographic locations for the years ended December 31:

	2020	2019
Australia	$1,343	$812
Hong Kong	28	476
	$1,371	$1,288

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains tax in the Cayman Islands. Payments of dividends and capital in respect of the Company’s shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Company’s shares, nor will gains derived from the disposal of the Company’s shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

Hong Kong

The Company’s subsidiaries incorporated in Hong Kong were subject to the uniform tax rate of 8.25% for the years ended December 31, 2019 and 2020, respectively. They were exempted from the Hong Kong income tax on its foreign-derived income and there were no withholding taxes in Hong Kong on the remittance of dividends. No provision for Hong Kong tax has been made in our consolidated financial statements.

Australia

The Company’s subsidiary incorporated in Australia was subject to a federal income tax rate of 30% for the years ended December 31, 2019 and 2020, respectively.

US

The Company’s subsidiary incorporated in United States was subject to a federal income tax rate of 21% for the years ended December 31, 2019 and 2020, respectively.

F-16

The provision for income taxes consists of the following for the years ended December 31:

	2020	2019
Current income tax expense	$481	298
Deferred income tax benefit	(57)	(39)
Total provision for income taxes	$424	$259

The Company consists of a Cayman Islands parent holding company with various foreign and U.S. subsidiaries. The applicable statutory rate in the Cayman Islands is zero for the Company for fiscal 2020 and 2019. While the Company is a foreign private issuer with most of its operations in Australia for 2020 and 2019, the Company launched the US operation in February 2021 and expects it to grow to be a significant, even major, part of the Company’s overall operation. To avoid inconsistencies in statutory tax rate used in the future, for purposes of the reconciliation between the provision (benefit) for income taxes at the statutory rate and the effective tax rate, a U.S. statutory tax rate of 21% for fiscal years 2020 and 2019 is applied as follows:

	2020	2019
Provision for income taxes at U.S. Federal statutory rate	288	270
Foreign taxes at different rate	127	73
Non-deductible expenses	15	16
Exempted foreign income	(6)	(100)
Total provision for income taxes	$424	259

Deferred income taxes reflect the net tax effects of loss carry forwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets and liabilities for federal, state and foreign income taxes are as follows at December 31 are presented below:

	2020	2019
Deferred tax assets:
Net operating loss carry forwards	$–	$–
ASC842 Lease Liability	81	59
Accrued compensation	142	123
Allowance for bad debts	11	87
Stock Obsolescence	–	52
Unrealized investment loss	9	81
Property, plant and equipment	9	43
Other reserves and accruals	180	12
Valuation allowance	–	–
Total deferred tax assets	432	457
Deferred tax liabilities:
Fair value adjustment arising from subsidiaries acquisition	(352)	(476)
ASC 842 Lease Liability	(75)	(51)
Prepayments - NC	(7)	(10)
Total deferred tax liabilities	(434)	(537)
Net deferred tax liabilities	$(2)	$(80)

As of December 31, 2020 and 2019, the Group had no net operating loss carryover and credit carryover from prior years.

The Group recognizes deferred tax assets if it is more likely than not that those deferred tax assets will be realized. Management reviews deferred tax assets periodically for recoverability and makes estimates and judgments regarding the expected geographic sources of taxable income in assessing the need for a valuation allowance to reduce deferred tax assets to their estimated realizable value. Realization of the Group’s deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain.

F-17

The Group had no unrecognized tax benefits as of December 31, 2020 and 2019, respectively. The Group currently files income tax returns in Australia, HK and US. The Group is currently not the subject of any income tax examinations. The Group’s tax returns generally remain open for tax years after 2011.

The Group has analyzed the impact of adopting ASC 606 on the Group's financial statements and disclosures. There is no material impact on the financial statements of adopting ASC 606. Therefore, there is no material tax impact either.

The Coronavirus Aid, Relief and Economy Security (CARES) Act (“the CARES Act, H.R. 748”) was signed into law on 27 March 2020. The CARES Act temporarily eliminates the 80% taxable income limitation (as enacted under the Tax Cuts and Jobs Act of 2017) for NOL deductions for 2018-2020 tax years and reinstated NOL carrybacks for the 2018-2020 tax years. Moreover, the CARES Act also temporarily increases the business interest deduction limitations from 30% to 50% of adjusted taxable income for the 2019 and 2020 taxable year. Lastly, the Tax Act technical correction classifies qualified improvement property as 15-year recovery period, allowing the bonus depreciation deduction to be claimed for such property retroactively as if it was included in the Tax Act at the time of enactment. The Group does not anticipate a material impact on its financial statements as of December 31, 2020 due to the recent enactment.

11.	Leases

A lease is defined as a contract, or part of a contract, that conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for consideration. The Group’s leases are comprised of real estate property for office space with terms extending through 2023. Leases with an initial term of 12 months or less are not recorded on the balance sheet; the Group recognizes lease expense for these leases on a straight-line basis over the lease term. The operating lease expenses were $374 and $274 for the years ended December 31, 2020 and 2019, respectively.

Maturities of operating lease liabilities as of December 31, 2020 were as follows:

Maturity of Lease Liabilities	Operating Leases
2021	$258
2022	109
2023	64
Total lease payments	431
Less: imputed interest	(50)
Present value of lease payments	$381
Operating lease liabilities, current	$225
Operating lease liabilities, noncurrent	$156

Supplemental information related to operating leases was as follows:

	For the years ended December 31,
	2020	2019
Cash paid for amounts included in the measurement of lease liabilities	$349	$242
New operating lease assets obtained in exchange for operating lease liabilities	$–	$940

As of December 31, 2020 and 2019, the operating leases had a weighted average remaining lease term of 1.9 years and 2.6 years, respectively, and a weighted average discount rate of 6.16% and 6.16%, respectively.

F-18

12.	Commitments and Contingencies

From time to time, the Group is involved in various legal and regulatory proceedings arising in the normal course of business. As of December 31, 2020 and 2019, the Group was not involved in any legal and regulatory proceedings that would have a material adverse impact, individually or in the aggregate, to the Group’s consolidated financial condition or cash flows. The Group had no capital commitments as of December 31, 2020 and 2019.

13.	Concentration Risk

A substantial percentage of the Group’s net revenue comes from sales made to a large number of customers at a small transaction amounts to whom sales are typically made on an open account basis. There was no customer of which the revenue accounted for 10% or more of total net revenue for the years ended December 31, 2020 and 2019. As of December 31, 2020 and 2019, there was no customer of which the accounts receivable accounted for 10% or more of total accounts receivable.

14.	Related Party Transactions

The amount due from related parties of $370 and $41 as of December 31, 2020 and 2019, respectively, represented the advance payment to management for business operation. The amount due to related parties of zero and $239 as of December 31, 2020 and 2019, respectively, represented amount owed to management for payment made on the Group’s behalf for business operation.

15.	Subsequent Events

(1)	Purchase agreement with Petersen-Dean, Inc.

Petersen-Dean, Inc. (“Petersen-Dean”) was a company specialized in residential roofing and solar installations. Since early 2020, PDI started to face the unprecedented disruption caused by the COVID-19 pandemic. As a result, PDI filed for bankruptcy protection under Chapter 11 on June 11, 2020. The bankruptcy court organized several rounds of asset auctions starting in October 2020.

On January 6, 2021, SJ US, a wholly-owned subsidiary of the Company, purchased all of the assets from the consumer division of Petersen-Dean for a consideration of $875 in cash pursuant to a bankruptcy court order. On February 25, 2021, pursuant to another court approved Asset Purchase Agreement (“APA”), SJ US purchased from Petersen-Dean substantially all of the remaining assets it had at that time. Total consideration was $6,850. In addition, SJ US assumed up to $11,000 of outstandings under the debt-in-possession (“DIP”) account receivable financing with lender LS DE LLC and LSQ Funding Company L.C. (collectively “LSQ”). At the closing of APA, the book value of accounts receivables was above $11,000, however LSQ requested SJ US to provide a guarantee of up to $11,000, collateralized by all SJ US’s assets, as LSQ is a specialized DIP lender and such arrangement is typical for DIP financings.

Pursuant to ASC 805-10 the Company determined that the acquired set was a group of assets and the transaction was an acquisition of assets. The Company would apply ASC 805-50 for the initial recognition of the acquisition by allocating the cost of the acquisition to the assets acquired on the basis of their relative fair values.

(2) Issuances of stock options and ordinary shares

On February 28, 2021, an option to purchase 6,000,000 fully vested ordinary shares at an exercise price of $0.47 per share was granted to LDK New Energy Holding Limited, an entity wholly owned by Mr. Peng’s wife. The purpose for the grant is for director compensation to Mr. Peng, and the options will be valued using the weighted average of the values under income approach, guideline public company method and transaction method, and apply a discount for marketability to come up with the fair value.

On May 14, 2021, the Company amended its Articles of Association and the Company’s share capital is amended to be $50, divided into 5,000,000,000 ordinary shares of a par value of $0.00001 each.

On May 14, 2021, the Company issued 99,900,000 ordinary shares of par value of $0.00001 each to SPI Investments Holding Limited, which is a subsidiary of SPI.

The Group has evaluated subsequent events through June 11, 2021, the date of issuance of the consolidated financial statements, there were no other subsequent events occurred that would require recognition or disclosure in the consolidated financial statements.

F-19

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles of Association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own actual fraud or willful default.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.	Recent Sales of Unregistered Securities

Set forth below is information regarding share capital issued by us during the last three years. None of the below described transactions involved any underwriters, underwriting discounts or commissions, or any public offering.

On February 16, 2017, 1 ordinary share, par value $1.00 per ordinary share, of our company was issued to SPI Investments Holding Limited.

On February 28, 2021, an option to purchase 6,000,000 fully vested ordinary shares at an exercise price of $0.47 per share was granted to LDK New Energy Holding Limited, an entity wholly owned by Mr. Peng’s wife.

On February 28, 2021, our authorized share capital was altered from $50,000 divided into 4,500,000,000 ordinary shares, par value $0.00001 per share and 500,000,000 preferred Shares, par value $0.00001 per share, to 5,000,000,000 ordinary shares of par value $0.00001 per share. In connection with the alteration of share capital, we reclassified our 50,000,000 preferred shares issued as ordinary shares.

On May 14, 2021, our share capital $50,000 was divided into 4,500,000,000 ordinary shares, par value $0.00001 per share and 500,000,000 preferred Shares, par value $0.00001 per share. The issued and outstanding ordinary shares were 100,000 shares of a par value of $0.00001, as of December 31, 2020 and 2019, respectively.

On May 14, 2021, pursuant to a subscription agreement by and between the Company and SPI Investments Holding Limited, SPI Investments Holding Limited subscribed for 99,900,000 ordinary shares, par value $0.00001 from us for a purchase price equal to the aggregate par value of the shares.

As a result of the subscription and the share capital division, 100,000,000 ordinary shares of our company were issued to SPI Investments Holding Limited. Our issued and outstanding ordinary shares were 100,000 shares of a par value of $0.00001, as of December 31, 2020 and 2019, respectively.

On May 17, 2021, options to purchase approximately 4,600,000 shares, subject to a four-year vesting schedule, was granted to approximately 80 employees as part of our employee stock purchase plan. Going forward we plan to continue to grant share options to our employees so that the majority of them will become a shareholder of the Company.

On June 7, 2021, we reclassified 500,000,000 preferred shares, par value $0.00001 per share, to 500,000,000 ordinary shares, par value $0.00001 per share. The authorized share capital of the Company was changed from US$50,000 divided into 4,500,000,000 ordinary shares of par value US$0.00001 per share and 500,000,000 preferred shares of par value US$0.00001 per share, to 5,000,000,000 ordinary shares of par value US$0.00001 each.

We believe that the offers, sales and issuance of the securities described in the preceding paragraph were exempt from registration either (a) under Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder, in that the transactions were between an issuer and sophisticated investors or members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (b) under Regulation S promulgated under the Securities Act in that offers, sales and issuance were not made to persons in the United States and no directed selling efforts were made in the United States, or (c) under Rule 701 promulgated under the Securities Act in that the transactions were underwritten compensatory benefit plans or written compensatory contracts.

Item 8.	Exhibits and Financial Statement Schedules

(a)	Exhibits

II-1

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement

3.1*	Memorandum and Articles of Association of the Registrant, as currently in effect

3.2*	Form of Amended and Restated Memorandum and Articles of Association of the Registrant, to be effective upon the completion of this offering

4.1*	Registrant’s Specimen Certificate for Ordinary Shares

4.2*	Form of Representative’s Warrant

5.1*	Opinion of Carey Olsen Hong Kong LLP regarding the validity of the ordinary shares being registered

5.2*	Opinion of Loeb & Loeb LLP

10.1*	Form of Independent Director Agreement between the Registrant and each of its directors

10.2	Asset Purchase and Sale Agreement, dated February 5, 2021, between Petersen-Dean, Inc. and the other Debtors named therein and Solarjuice American, Inc.

10.3	Amended and Restated Invoice Purchase Agreement, dated as of February 24, 2021, between LS DE LLC, LSQ Funding Group L.C. and Solarjuice American Inc.

10.4	Lease Agreement, dated February 13, 2019, between Petersen-Dean, Inc. and Blue-Water Dupont, LLC.

10.5	Lease Agreement, dated March 1, 2021, between SolarJuice American, Inc. and Cranbrook Realty Investment Fund, L.P.

10.6	Lease Agreement, dated March 1, 2019, between Red Rose, Inc. dba PetersenDean Roofing Systems and 5050 Timbercreek, LLC.

10.7	Lease Agreement, dated August 1, 2018, between Solar Juice Pty Ltd and Carvet Pty Ltd.

10.8	Lease Agreement, dated August 1, 2018, between Solar Juice Pty Ltd and Carvet Pty Ltd.

14.1*	Code of Business Conduct and Ethics

21.1*	List of Subsidiaries of the Registrant

23.1*	Consent of Marcum Bernstein & Pinchuk LLP, Independent Registered Public Accounting Firm

23.2	Consent of Carey Olsen Hong Kong LLP (included in Exhibit 5.1)

23.3*	Consent of Loeb & Loeb LLP (included in Exhibit 5.2)

24.1*	Powers of Attorney (included on signature page)

99.1*	Consent of ___________, as independent director nominee

99.2*	Consent of ___________, as independent director nominee

99.3*	Consent of ___________, as independent director nominee

* To be filed by amendment.

 + Previously filed.

(b)	Financial Statement Schedules

All schedules have been omitted since they are not required or are not applicable or the required information is shown in the financial statements or related notes.

II-2

Item 9. Undertakings

The registrant hereby undertakes:

(1)          for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)          for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)          to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)               to include any prospectus required by Section 10(a)(3) of the Securities Act.

(ii)              to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)            to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (3)(i) and (3)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(4)          for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)          to remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

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(6)          to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(7)          for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)          for the purposes of determining liability to any purchaser:

(i)               If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(9)          for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)               any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)               any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)              the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)              any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in [*], [*] on ______________, 2021.

SOLARJUICE CO., LTD.

By:
Name:	Hoong Khoeng Cheong
Title:	Chief Executive Officer

By:
Name:	Ning Cai
Title:	Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Hoong Khoeng Cheong and Ning Cai and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by the registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Dated: , 2021	By:
	Name:	Hoong Khoeng Cheong
	Title:	Chief Executive Officer and (Principal Executive Officer)

Dated: , 2021	By:
	Name:	Ning Cai
	Title:	Chief Financial Officer (Principal Financial and Accounting Officer)

Dated: , 2021	By:
	Name:	Xiaofeng Peng
	Title:	Director

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SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of SolarJuice Co., Ltd. has signed this registration statement or amendment thereto in New York, New York, United States of America on              , 2021.

Authorized U.S. Representative

___________________________

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